

SKYWEST
INCORPORATED

2022 ANNUAL REPORT

Notice of 2023 Annual Meeting and Proxy Statement







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SkyWest INCORPORATED
Alaska
American
Delta
United
© 2022 Mapbox © OpenStreetMap
December 2022

UNITED

DELTA

American Airlines

Alaska AIRLINES

To our Shareholders,

Throughout 2022, we positioned SkyWest to be a fundamentally different and better company. We have done this by focusing on the core areas of our business that we believe will set us up for growth in 2024 and beyond for a solid, sustainable future. These fundamentals include:

1. Enhancing our partnerships to adapt to an evolving industry and continue to deliver on our partners' needs;

2. Shoring up our operating processes and IT systems;

3. Effectively and efficiently utilizing our industry-leading, flexible fleet today and into the future;

4. Maintaining a healthy, strong balance sheet, which is a key SkyWest differentiator; and

5. Last and most importantly, continuing to take care of our people and create value for our shareholders

We are confident our ongoing execution on these fundamentals will enable us to deliver value for all SkyWest stakeholders.

We invested heavily in our people throughout 2022, including increasing pay for nearly every workgroup and finalizing a pilot agreement in the third quarter. While this pilot agreement represents a significant cost increase, we are pleased to have worked with the majority of our partners to help offset these higher crew costs. We continue to strengthen our partnerships and we appreciate their continued support and deep engagement with our efforts in the new environment. We remain committed to working with our partners to evolve, adapt and provide strong solutions to their needs.

Our focus on dual-class flying continues to deliver, with 83% of our flying now dual class. We are nearing the end of this fleet transition capital expenditure cycle, leaving us capacity for growth and driving free cash flow within the existing fleet.

As a result of our continued focus, we can proudly say our teams delivered some of our strongest operating performance in 2022. We also want to commend SkyWest people for over 180 days of 100% adjusted completion for the full year. Our teams have done a tremendous job as we develop a new normal and continue to provide the best product in the regional industry.

SkyWest is clearly recognized as one of the most desired career destinations. We continue to believe it will take some time, over the next couple of years, to rebalance our crews and restore production and full utilization of our highly accretive fleet.

The pandemic fundamentally changed our industry and our operating environment. We have spent the past couple of years identifying vulnerabilities and refining and reinforcing our operation and systems. Post-pandemic realities have had an impact on every aspect of our operations, from fuel supply and airport staff to lodging and accommodations for our crews. We spent a large part of 2022 ensuring we have the resources, processes, and systems in place to run the most reliable operation and to mitigate negative impacts on our people and customers. We also remain transparent with our partners about our constraints and are disciplined in ensuring we deliver on our commitments.

We believe our competitive advantage is and will continue to be our ability to provide best-in-class operations, capital and cost advantages, and fleet flexibility. We believe as we remain firm in our execution of these objectives, SkyWest will continue to create value for our employees, our customers, and our investors. We want to thank our team of professionals for their good work in delivering exceptional performance and adapting to the evolving market.



Jerry C. Atkin
Chairman
SkyWest, Inc.

Russell A. "Chip" Childs
President and Chief Executive Officer
SkyWest, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File No. 0-14719

SKYWEST, INC.

Incorporated under the Laws of Utah	87-0292166
	(IRS Employer ID No.)

**444 South River Road
St. George, Utah 84790
(435) 634-3000**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock, No Par Value	**SKYW**	**The Nasdaq Global Select Market**

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates (based upon the closing sale price of the registrant's common stock on The Nasdaq Global Select Market) on June 30, 2022 was approximately $1,073,588,080.

As of February 10, 2023, there were 50,441,238 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's proxy statement to be used in connection with the registrant's 2022 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report as specified. Such proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended December 31, 2022.

SKYWEST, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Unless otherwise indicated in this Report, "SkyWest," "we," "us," "our" and similar terms refer to SkyWest, Inc., including SkyWest's wholly-owned subsidiary SkyWest Airlines, Inc. "SkyWest Airlines" refers to our wholly-owned subsidiary SkyWest Airlines, Inc., and "SkyWest Leasing" refers to our wholly-owned subsidiary SkyWest Leasing, Inc.

Cautionary Statement Concerning Forward-Looking Statements

Certain of the statements contained in this Report should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "hope," "likely," and "continue" and similar terms used in connection with statements regarding our outlook, anticipated operations, the revenue environment, our contractual relationships, and our anticipated financial performance. These statements include, but are not limited to, statements about the continued demand for our product, the impact of the COVID-19 pandemic, economic conditions and the captain shortage on SkyWest's business, financial condition and results of operations, the scheduled aircraft deliveries for SkyWest in upcoming periods and the related execution of SkyWest's fleet transition strategy and expected timing thereof, expected production levels in future periods and associated staffing challenges, pilot attrition trends, SkyWest's coordination with United Airlines, Inc. ("United"), Delta Air Lines, Inc. ("Delta"), American Airlines, Inc. ("American") and Alaska Airlines, Inc. ("Alaska") (each, a "major airline partner" and together, "major airline partners") to optimize the delivery of aircraft under previously announced agreements, the expected terms, timing and benefits related to SkyWest's leasing and joint venture transactions, SkyWest's plans to operate public charter service to underserved communities in the United States and the expected timing thereof, as well as SkyWest's future financial and operating results, plans, objectives, expectations, estimates, intentions and outlook, and other statements that are not historical facts. All forward-looking statements included in this release are made as of the date hereof and are based on information available to SkyWest as of such date. SkyWest assumes no obligation to update any forward-looking statements unless required by law. Readers should note that many factors could affect the future operating and financial results of SkyWest and could cause actual results to vary materially from those expressed in forward-looking statements set forth in this release. These factors include, but are not limited to, uncertainty regarding the COVID-19 pandemic and other potential future outbreaks of infectious diseases or other health concerns, and the consequences of such outbreaks to the travel industry and our major partners in general and the financial condition and operating results of SkyWest in particular, the prospects of entering into agreements with existing or other carriers to fly new aircraft, ongoing negotiations between SkyWest and its major partners regarding their contractual obligations, uncertainties regarding operation of new aircraft, the ability to attract and retain qualified pilots, including captains, and related staffing challenges, the impact of regulatory issues such as pilot rest rules and qualification requirements, and the ability to obtain aircraft financing.

Actual operational and financial results of SkyWest will likely also vary, and may vary materially, from those anticipated, estimated, projected or expected for a number of other reasons, including, in addition to those identified above: the challenges of competing successfully in a highly competitive and rapidly changing industry; developments associated with fluctuations in the economy and the demand for air travel, including related to the COVID-19 pandemic, inflationary pressures, and related decreases in customer demand and spending; the financial stability of SkyWest's major airline partners and any potential impact of their financial condition on the operations of SkyWest; fluctuations in flight schedules, which are determined by the major airline partners for whom SkyWest conducts flight operations; variations in market and economic conditions; significant aircraft lease and debt commitments; estimated useful life of long-lived assets, residual aircraft values and related impairment charges; labor relations and costs and labor shortages; the impact of global instability; rapidly fluctuating fuel costs and potential fuel shortages; the impact of weather-related or other natural disasters on air travel and airline costs; aircraft deliveries; uncertainty regarding ongoing hostility between Russia and the Ukraine and the related impacts on macroeconomic conditions and on the international operations of any of our major airline partners as a result of such conflict; the existing global COVID-19 pandemic and the outbreak of any other disease or similar public health threat that affects travel demand or travel behavior; and other unanticipated factors.

There may be other factors that may affect matters discussed in forward-looking statements set forth in this Report, which factors may also cause actual results to differ materially from those discussed. We assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these statements other than as required by applicable law.

ITEM 1. BUSINESS

General

Through SkyWest Airlines, we offer scheduled passenger service to destinations in the United States, Canada and Mexico. Substantially all of our flights are operated as United Express, Delta Connection, American Eagle or Alaska Airlines flights under code-share arrangements (commercial agreements between airlines that, among other things, allow one airline to use another airline's flight designator codes on its flights) with United, Delta, American or Alaska, respectively. As of December 31, 2022, we offered approximately 1,620 daily departures, of which approximately 600 were United Express flights, 530 were Delta Connection flights, 330 were American Eagle flights and 160 were Alaska Airlines flights.

We generally provide regional flying to our major airline partners under long-term, fixed-fee, code-share agreements. Under these fixed-fee agreements (commonly referred to as "capacity purchase agreements"), our major airline partners generally pay us fixed rates for operating the aircraft primarily based on the number of completed flights, flight time and the number of aircraft under contract. The major airline partners either directly pay for or reimburse us for specified direct operating expenses, including fuel expenses. Our operations are conducted principally at airports that support our major airline partners' route networks, including Chicago (O'Hare), Dallas, Denver, Detroit, Houston, Los Angeles, Minneapolis, Phoenix, Salt Lake City, San Francisco and Seattle.

SkyWest has been flying since 1972. During our long operating history, we have developed an industry-leading reputation for providing quality regional airline service. As of December 31, 2022, our fleet consisted of aircraft manufactured by Embraer S.A. ("Embraer") and Bombardier Aerospace ("Bombardier"), including the E175 regional jet aircraft ("E175"), the Canadair CRJ900 regional jet aircraft ("CRJ900"), the Canadair CRJ700 regional jet aircraft ("CRJ700") and the Canadair CRJ200 regional jet aircraft ("CRJ200"). As of December 31, 2022, we had 625 total aircraft in our fleet, including 517 aircraft in scheduled service or under contract under our code-share agreements, summarized as follows:

	E175	CRJ900	CRJ700	CRJ200	Total
United	90	—	19	111	220
Delta	84	41	5	25	155
American	20	—	80	—	100
Alaska	42	—	—	—	42
Aircraft in scheduled service or under contract	236	41	104	136	517
Leased to third parties	—	5	35	—	40
Other*	—	3	28	37	68
Total Fleet	236	49	167	173	625

*As of December 31, 2022, other aircraft included: supplemental spare aircraft supporting our code-share agreements that may be used in future code-share or leasing arrangements, aircraft transitioning between code-share agreements with our major airline partners, aircraft held for sale or aircraft that are scheduled to be disassembled for use as spare parts.

Bombardier and Embraer are the primary manufacturers of regional jets operated in the United States and offer many of the amenities of larger commercial jet aircraft, including flight attendant service, a stand-up cabin, overhead and under seat storage, lavatories and in-flight snack and beverage service. The Bombardier CRJ900 and CRJ700 aircraft and the Embraer E175 aircraft we operate are configured with a first-class seating section. The Bombardier CRJ200 aircraft we operate are configured with single-class seating. The speed of Bombardier and Embraer regional jets is comparable to larger aircraft operated by major airlines, and they have a range of approximately 1,600 miles and 2,100 miles, respectively. As of December 31, 2022, our fleet seat configuration by aircraft type is summarized as follows:

Manufacturer	Aircraft Type	Seat Configuration
Embraer	E175s	70-76
Bombardier. . . .	CRJ900s	70-76
Bombardier. . . .	CRJ700s	65-70
Bombardier. . . .	CRJ200s	50

We were incorporated in Utah in 1972. Our principal executive offices are located at 444 South River Road, St. George, Utah 84790, and our primary telephone number is (435) 634-3000. We maintain an internet website at *inc.skywest.com,* which provides links to our annual, quarterly and current reports and any amendments to those reports filed with or furnished to the Securities and Exchange Commission ("SEC"). We use our investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Investors should monitor our website, in addition to following our press releases, SEC filings and public conferences calls and webcasts. Information relating to our corporate governance is also included on our investor relations website. The information on our website does not constitute part of this Report. In addition, we provide electronic or paper copies of our SEC filings free of charge upon request.

We conduct our code-share operations with our major airline partners pursuant to the following agreements:

Major airline partner	Agreement
United.	"United Express Agreements" and "United Express Prorate Agreement"
Delta	"Delta Connection Agreement" and "Delta Connection Prorate Agreement"
American	"American Agreement"
Alaska.	"Alaska Agreement"

A summary of the terms for each of our code-share agreements is provided under the heading "Code-Share Agreements" below on page 7.

SkyWest Leasing

SkyWest Leasing is a reportable segment that includes revenue associated with our financing of new aircraft with debt under our capacity purchase agreements, currently consisting of our E175 aircraft, and the depreciation and interest expense of our E175 aircraft. The SkyWest Leasing segment additionally includes the revenue and expense from leasing aircraft and engines to third parties. The SkyWest Leasing segment's total assets and capital expenditures include the acquired E175 aircraft, and aircraft and engines leased to third parties.

As of December 31, 2022, SkyWest Leasing leased 35 CRJ700 aircraft, five CRJ900 aircraft and regional jet aircraft engines to third parties.

SkyWest Charter

In 2022, we formed a new subsidiary, SkyWest Charter, with the intent to offer public charter service to underserved communities in the United States and on-demand charter services using CRJ200 aircraft in a 30-seat configuration. We anticipate SkyWest Charter will begin operations in 2023.

Competition and Economic Conditions

The airline industry is highly competitive. SkyWest competes principally with other regional airlines. Our operations extend throughout most major geographic markets in the United States. Our competition includes, therefore, nearly every other domestic regional airline. Our primary competitors include Air Wisconsin Airlines Corporation ("Air Wisconsin"); Endeavor Air, Inc. ("Endeavor") (owned by Delta); Envoy Air Inc. ("Envoy"), PSA Airlines, Inc. ("PSA") and Piedmont Airlines ("Piedmont") (Envoy, PSA and Piedmont are owned by American); Horizon Air Industries, Inc. ("Horizon") (owned by Alaska Air Group, Inc.); GoJet Airlines, LLC ("GoJet"); Mesa Air Group, Inc. ("Mesa"); and Republic Airways Holdings Inc. ("Republic"). Major airlines typically award code-share flying arrangements to regional airlines based primarily upon the following criteria: ability to fly contracted schedules, availability of labor resources, including pilots, low operating cost, financial resources, geographical infrastructure, overall customer service levels relating to on-time arrival and flight completion percentages and the overall image of the regional airline. Additionally, each major airline may be limited in the number and type of regional aircraft it may use in its network due to agreements the major airline has with its own labor groups, commonly referred to in the industry as "scope limitations." Given our major airline partners' scope limitations, we currently do not operate a regional aircraft configured with more than 76 seats.

The principal competitive factors for regional airline code-share arrangements include labor resources, code-share agreement terms, reliable flight operations, operating cost structure, ability to finance new aircraft, certification to operate certain aircraft types and geographical infrastructure supporting markets and routes served.

Our operations represent the largest regional airline operations in the United States. However, regional carriers owned by major airlines may have access to greater resources than we do through their parent companies.

Generally, the airline industry is sensitive to changes in general economic conditions. Economic downturns, combined with competitive pressures, have contributed to a number of reorganizations, bankruptcies, liquidations and business combinations among major and regional carriers. The effect of economic downturns may be somewhat mitigated by our predominantly contract-based flying arrangements. If, however, any of our major airline partners experience a prolonged decline in the number of passengers or are negatively affected by low ticket prices or high fuel prices, they may seek rate reductions in future code-share agreements, or materially reduce scheduled flights in order to reduce their costs. In addition, adverse weather conditions can impact our ability to complete scheduled flights and can have a negative impact on our operations and financial condition. Also, major airline scope limitations may restrict growth opportunities for the regional carriers. Additionally, attrition of our pilots or other workgroups may reduce our flying schedules and have a negative impact on our operations and financial condition.

Recovery from the COVID-19 Pandemic and Labor Impact

COVID-19 had a significant, negative impact on our business, revenue and financial results in 2020 with moderate improvement in 2021. During 2022, passenger demand recovered; however, indirect factors associated with the recovery from COVID-19, such as employee attrition, particularly captain attrition, workforce shortages and third-party labor shortages impacted our operations in 2022.

Capacity and flight schedule impact. We completed the following number of flights and related block hours in 2020, 2021 and 2022, demonstrating our ongoing flight schedule recovery toward pre-pandemic (2019) levels:

	For the year ended December 31,			
	2022	**2021**	**2020**	**2019**
Departures	739,388	749,943	585,257	842,098
Block hours	1,254,392	1,319,628	973,338	1,464,405

The number of flights we completed and related block hours incurred in 2022 was 87.8% and 85.7% of 2019 levels, respectively, compared to 2021, when the number of flights we completed and related block hours incurred was 89.1% and 90.1% of 2019 levels. In 2022, a significant increase in hiring of our pilots, particularly captains, by major airlines, low-cost carrier airlines and air freight companies negatively impacted our attrition rates and our ability to operate flight schedules requested by our major airline partners, in part leading to the year-over-year decline in both flights completed and block hours incurred.

Liquidity

At December 31, 2022, we had $1.1 billion in total available liquidity, consisting of $1.0 billion in cash, cash equivalents and marketable securities, and $70.1 million available for borrowings under SkyWest Airlines' line of credit.

Industry Overview

Majors, Low-Cost Carriers and Regional Airlines

The airline industry in the United States has traditionally been comprised of several major airlines, including Alaska, American, Delta and United. The major airlines offer scheduled flights to most major U.S. cities, numerous smaller U.S. cities, and cities throughout the world through a hub-and-spoke network.

Low-cost carriers, such as Southwest Airlines Co. ("Southwest"), JetBlue Airways Corporation ("JetBlue"), Spirit Airlines, Inc. ("Spirit"), Allegiant Travel Company ("Allegiant") and Frontier Group Holdings, Inc. ("Frontier"), generally have lower cost structures than major airlines, which permits them to offer flights to and from many of the same markets as the major airlines, but at lower prices. Low-cost carriers typically operate using a point-to-point network strategy, rather than a hub-and-spoke network.

Regional airlines, including SkyWest, typically operate smaller aircraft on shorter routes than major and low-cost carriers. Several regional airlines, including Endeavor, Envoy, Horizon, Piedmont and PSA, are wholly-owned subsidiaries of major airlines.

Regional airlines generally do not try to establish an independent route system and compete with the major airlines. Rather, regional airlines typically enter into agreements with one or more major airlines, pursuant to which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a hub of the major airline and a smaller outlying city. In exchange for such services, the major airline pays the regional airline either fixed fees to operate the flight, termed "capacity purchase agreement," "capacity purchase contract," "flying contract," "fixed-fee arrangement," or a "fixed-fee contract," or the regional airline receives a percentage of applicable passenger ticket revenues on designated flights operated by the regional airline, termed "prorate agreement" or "revenue-sharing" arrangement, as described in more detail below.

Code-Share Agreements

Regional airlines generally enter into code-share agreements with major airlines, pursuant to which the regional airline is authorized to use the major airline's two-letter flight designator codes to identify the regional airline's flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of the major airline and to market and advertise its status as a carrier for the major airline. Code-share agreements also generally obligate the major airline to provide services such as reservations, ticketing, ground support and gate access to the regional airline, and the major airline often coordinates marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low-capacity (usually between 50 and 76 seats) flights between larger airports served by the major airline and surrounding cities, usually in lower-volume markets. The financial arrangements between the regional airlines and their code-share partners usually involve either capacity purchase arrangements or prorate arrangements as explained below:

- *Capacity Purchase Arrangements.* Under a capacity purchase arrangement, the major airline generally pays the regional airline a fixed-fee for each departure, flight hour (measured from takeoff to landing, excluding taxi time) and block hour (measured from takeoff to landing, including taxi time), and an amount per aircraft in service each month with additional incentives based on completion of flights, on-time performance and other operating metrics. The regional airline typically acquires or finances the aircraft used under the capacity purchase arrangement, which is accounted for as a lease of the aircraft to our major airline partner. In addition, under a capacity purchase arrangement, the major airline bears the risk of fuel price fluctuations and certain other costs. Regional airlines benefit from capacity purchase arrangements because they are protected from some of the elements that typically cause volatility in airline financial performance, including variations in ticket prices, number of passengers onboard each flight and increasing fuel prices. However, regional airlines in capacity purchase arrangements generally do not benefit from positive trends in ticket prices, ancillary revenue, such as baggage and food and beverage fees, the number of passengers enplaned or decreasing fuel prices, because the major airlines retain passenger fare volatility risk and fuel costs associated with the regional airline flight.

- *Prorate Arrangements.* Under a prorate arrangement, the major airline and regional airline negotiate a passenger fare proration formula for specifically identified routes, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. On the other hand, the regional airline receives all of the passenger fare when a passenger purchases a ticket on a route solely operated by the regional airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In a prorate arrangement, the regional airline may realize increased profits as ticket prices and passenger loads increase or fuel prices decrease and, correspondingly, the regional airline may realize decreased profits as ticket prices and passenger loads decrease or fuel prices increase.

We have code-share agreements with United, Delta, American and Alaska. During the year ended December 31, 2022, approximately 88% of our flying agreements revenue related to capacity purchase agreement flights, where United, Delta, American and Alaska controlled scheduling, ticketing, pricing, and seat inventories. The remainder of our flying agreements revenue during the year ended December 31, 2022, related to prorate flights for United or Delta, where we have more control over scheduling, pricing and seat inventories, and shared passenger fares with United or Delta according to prorate formulas. The routes placed under our prorate arrangements typically include flight service between one of our partners' hub cities and a city not served under our capacity purchase arrangements.

Under our capacity purchase arrangements, our major airline partners compensate us for our costs of owning or leasing the aircraft on a monthly basis. The aircraft compensation structure varies by agreement but is intended to cover either our aircraft principal and interest debt service costs, our aircraft depreciation and interest expense or our aircraft lease expense costs while the aircraft is under contract. The number of aircraft under our capacity purchase arrangements and our prorate arrangements as of December 31, 2022 is reflected in the summary below. The following summaries of our code-share agreements with our major airline partners do not purport to be complete and are qualified in their entirety by reference to the applicable agreement.

United Express Agreements

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
United Express Agreements (capacity purchase agreement)	• E175 • CRJ 700 • CRJ 200	90 19 70	• Individual aircraft have scheduled removal dates under the agreement between 2024 and 2029 • The average remaining term of the aircraft under contract is 3.5 years
United Express Prorate Agreement (prorate agreement)	• CRJ 200	41*	• Terminable with 120-day notice
Total under United Express Agreements		220	

Delta Connection Agreements

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
Delta Connection Agreement (capacity purchase agreement)	• E175 • CRJ 900 • CRJ 700	84 41 5	• Individual aircraft have scheduled removal dates from 2023 to 2033 • The average remaining term of the aircraft under contract is 5.6 years
Delta Connection Prorate Agreement (prorate agreement)	• CRJ 200	25*	• Terminable with 30-day notice
Total under Delta Connection Agreements		155	

American Capacity Purchase Agreement

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
American Agreement (capacity purchase agreement)	• E175 • CRJ 700	20 80	• Individual aircraft have scheduled removal dates from 2023 to 2032 • The average remaining term of the aircraft under contract is 4.3 years
Total under American Agreement		100	

Alaska Capacity Purchase Agreement

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
Alaska Agreement (capacity purchase agreement)	• E175	42	• Individual aircraft have scheduled removal dates from 2030 to 2034 • The average remaining term of the aircraft under contract is 8.8 years

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* Our prorate agreements are based on specific routes, not a specific aircraft count. The number of aircraft listed above for each prorate agreement approximates the number of aircraft we use to serve the prorate routes.

In addition to the aircraft operating under the respective arrangements outlined above, SkyWest Airlines has agreed with its major airline partners to place additional aircraft under a capacity purchase arrangement as summarized below. We are coordinating with our major airline partners to optimize the timing of upcoming fleet deliveries and the delivery timing referenced below is subject to change.

- Capacity purchase agreement with Delta for a total of three new E175 aircraft. Two new E175 aircraft are currently scheduled for delivery in 2023 and one new E175 aircraft is scheduled for delivery in 2024. We anticipate financing the aircraft through debt.

- Capacity purchase agreement with Alaska for one new E175 aircraft. The delivery date for the new E175 aircraft is currently scheduled for 2025. We anticipate financing the aircraft through debt.

United Express Agreements

We and United are parties to two United Express agreements: a United Express agreement to operate certain CRJ200 aircraft and CRJ700 aircraft, and a United Express agreement to operate E175 aircraft (collectively, the "United Express Agreements").

The United Express Agreements have a latest scheduled termination date in 2029. The United Express Agreements are subject to early termination in various circumstances including:

- if we or United fail to fulfill an obligation under the United Express Agreements for a period of 60 days after written notice to cure;
- if our operations fall below certain performance levels for a period of three consecutive months;
- subject to limitations imposed by the U.S. Bankruptcy Code, if either party becomes insolvent, fails to pay its debts when due, takes action leading to its cessation as a going concern, makes an assignment of substantially all of its assets, or ceases or suspends operations; or
- subject to limitations imposed by the U.S. Bankruptcy Code, if bankruptcy proceedings are commenced against either party and certain specified conditions are not satisfied.

Delta Connection Agreements

We and Delta are parties to a Delta Connection Agreement (the "Delta Connection Agreement"), pursuant to which we provide contract flight services for Delta.

The Delta Connection Agreement has a latest scheduled termination date of 2033. The Delta Connection Agreement is subject to early termination in various circumstances, including:

- if we or Delta commit a material breach of the Delta Connection Agreement, subject to 30-day notice and cure rights;
- if we fail to conduct all flight operations and maintain all aircraft under the Delta Connection Agreement in compliance in all material respects with applicable government regulations;
- if we fail to satisfy certain performance and safety requirements; or
- if either party files for bankruptcy, reorganization or similar action (subject to limitations imposed by the U.S. Bankruptcy Code) or makes an assignment for the benefit of creditors.

American Agreement

We and American are parties to an agreement (the "American Agreement") for the operation of E175 and CRJ700 aircraft. The American Agreement has a latest scheduled termination date of 2032 and is subject to early termination in various circumstances including:

- if we or American fail to fulfill any obligation under the American Agreement for a period of 30 days after written notice to cure;
- if our operations fall below certain performance levels;
- subject to limitations imposed by the U.S. Bankruptcy Code, if either party makes a general assignment for the benefit of creditors or becomes insolvent; or

- subject to limitations imposed by the U.S. Bankruptcy Code, if bankruptcy proceedings are commenced against either party and certain specified conditions are not satisfied.

Alaska Agreement

We and Alaska are parties to a Capacity Purchase Agreement (the "Alaska Agreement") for the operation of E175 aircraft. The Alaska Agreement has a latest scheduled termination date of 2034 and is subject to early termination in various circumstances including:

- if we or Alaska fail to fulfill an obligation under the Alaska Capacity Purchase Agreement for a period of 30 days after written notice to cure;
- if our operational performance falls below certain performance levels;
- subject to limitations imposed by the U.S. Bankruptcy Code, if either party makes a general assignment for the benefit of creditors or becomes insolvent; or
- subject to limitations imposed by the U.S. Bankruptcy Code, if bankruptcy proceedings are commenced against either party and certain specified conditions are not satisfied.

Training and Aircraft Maintenance

SkyWest provides substantially all training to our crew members and maintenance personnel at our training facilities. Our employees perform routine airframe and engine maintenance along with periodic inspections of equipment at our maintenance facilities. We also use third-party vendors for certain airframe and engine maintenance work.

Fuel

Our capacity purchase agreements with United, Delta, American and Alaska require the respective major airline partner to pay for fuel costs, either directly to the fuel vendor or to reimburse us for the fuel costs we incur under those agreements, thereby reducing our exposure to fuel price fluctuations. Under our prorate agreements with United and Delta, we are responsible for the costs to operate the flights, including fuel costs, and therefore we are exposed to fuel price fluctuations for flights operated under our prorate agreements. During the year ended December 31, 2022, our major airline partners purchased the majority of the fuel for our aircraft flying under their respective capacity purchase agreements directly from their fuel vendors or reimbursed us for the fuel costs we incurred under the capacity purchase agreements. Historically, we have not experienced sustained material problems with the availability of fuel and believe we will be able to obtain fuel in quantities sufficient to meet our existing and anticipated future requirements at competitive prices. We typically purchase fuel from third-party suppliers for our prorate agreements. A substantial increase in the price of jet fuel for flights we operate under our prorate agreements, or the lack of adequate fuel supplies in the future, could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Human Capital Resources

Employee Profile

As of December 31, 2022, we employed 13,582 total employees, consisting of 4,704 pilots, 4,118 flight attendants, 1,837 airport operations personnel, 1,333 maintenance technicians, 839 other maintenance personnel, 171 dispatchers and 580 operational support and administrative personnel. Our total employees at December 31, 2022, included 1,730 part-time employees. As of December 31, 2022, all our employees are employed by SkyWest Airlines, or to a limited extent, by SkyWest Charter, in preparation of the anticipated launch of SkyWest Charter operations in 2023. Certain SkyWest Airlines employees also provide administrative support to the SkyWest Leasing segment. Approximately 89.6% of these employees were represented by in-house labor associations that have entered into collective bargaining agreements regarding employee compensation and work rules. None of these employees are currently represented by an outside union. Outside union organizing efforts among our employees do occur from time to time and may continue in the future. If unionization efforts are successful, we may be subjected to increased risks of work interruption or stoppage and/or incur additional expenses associated with a change in labor representation of our employees. SkyWest Airlines has never experienced a work stoppage due to a strike or other labor dispute, and we consider our relationships with our employees to be good. In September 2022, we entered into a collective bargaining agreement with our pilots, increasing the pay rates for pilots.

Our relations with labor are governed by the Railway Labor Act (the "RLA"), the federal law governing labor relations between air carriers and their employees. Under the RLA, a collective bargaining agreement between an airline and a labor representative does not expire, but instead becomes amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner prescribed by the RLA and/or described in the agreement. After receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board to initiate a process including mediation, arbitration, and a potential "cooling off" period that must be followed before either party may engage in "self-help." "Self-help" includes, among other things, a strike by the representative or the imposition of proposed changes to the collective bargaining agreement by the airline. The U.S. Congress and the President have the authority to prevent "self-help" by enacting legislation that, among other things, imposes a settlement on the parties. SkyWest Airlines respects all employees' legal rights, including the rights to free association and collective bargaining. This includes the right to decide whether to be represented by a union. Our employees are covered by the RLA. Under the RLA, employees have the right to decide whether they wish to be represented by a union. They also have the right to reject union representation.

Culture

At SkyWest our people are our most valued assets, and the success of our business is dependent on having an engaged and effective workforce. We respect every individual's quality of life and are committed to promoting dignity and trust in all we do. We strive to be the partner of choice and employer of choice.

Health & Safety

Safety is the primary focus and foundation of our culture with our first guiding principle being Health and Safety First. We expect our employees to think, plan, communicate and act appropriately to prevent injury, illness or harm to themselves, fellow employees, passengers and aircraft. SkyWest's Safety Management System (SMS) integrates an intentional safety culture into every work group and every employee process from new hire through retirement, focusing on industry-best practices in safety competencies and behaviors. Training is required for every SkyWest employee, regardless of position.

SkyWest's SMS is designed to identify, track, and help mitigate potential safety risks before an incident or accident occurs. Employees are encouraged to participate in our voluntary programs to report potential safety concerns or violations to reduce safety risk, including, but not limited to our Aviation Safety Action Program and Safety Concern Report.

- Aviation Safety Action Program is a non-punitive program that allows employees in participating work groups to self-disclose violations of policies and procedures. Each report is reviewed by an Event Review Committee who helps identify any potential trends and determines whether corrective actions have been put into place to prevent the problem from occurring in the future.

- Safety Concern Reporting is a confidential program that allows all employees to identify potential safety risks within the operation. Each report is reviewed and investigated, as needed, by the Safety Department. Employees may also report safety concerns to their direct manager, the facility manager, a facility safety committee member or confidentially through our safety hotline.

Attracting, Developing and Retaining Talent

Recruitment Strategies. We strive to be the employer of choice for aviation professionals pursuing a career in the regional airline industry and we continually update our recruiting strategies to attract quality aviation professionals. We adapt our recruitment efforts based on the supply of eligible aviation professionals and our outlook for anticipated future flight schedules. Our recruiting focus generally targets key aviation technical roles, especially pilots and mechanics. We seek qualified individuals through publishing positions on both internal and external career websites, supporting professional development leads, investment in targeted advertising, social media outreach, employee referrals and relationships with community-based organizations and educational institutions.

School Partnerships and Development. We maintain relationships with numerous flight schools and educational institutions across the country that are focused on developing the next generation of aviation professionals. We typically recruit pilots and maintenance technicians that have completed required coursework from an accredited flight or maintenance school, respectively, and have obtained other applicable certifications. We also provide other programs to enhance our recruiting efforts towards individuals who are in process of completing their training, including a Pilot Pathway Program and an Aviation Maintenance Technician (AMT) Pathway Program.

- The SkyWest Pilot Pathway Program provides a direct path for qualified pilots seeking to begin their aviation career in the regional airline industry. Participants benefit from the SkyWest Pilot Pathway Program through certain starting seniority at SkyWest, final interview privileges and access to pilot mentors. The Pilot Pathway Program allows students to remain at their campus to complete their flight training until they meet SkyWest's Airline Transport Pilot standards and achieve their required minimum hours of flight time. Each participant may also participate in SkyWest recruiting events and outreach programs on their way to fulfilling commercial pilot jobs.

- The SkyWest AMT Pathway Program provides a career path for maintenance technicians seeking employment with SkyWest. Participants benefit from the SkyWest AMT Pathway Program through accelerated starting seniority at SkyWest, guaranteed final interview and access to mechanic advisors.

Ongoing Training and Retention. SkyWest invests in retaining its professionals by providing a range of talent development opportunities, including mandatory compliance training, new hire training and general professional development, as well as engaging in the training of leaders through leadership development courses. Our training programs include full-motion flight simulators for pilots, on-the-job training for technicians, and cabin trainers for flight attendants. We also reinforce our guiding principles, including but not limited to, health and safety, excellent service and quality, and respect and teamwork through our training and development programs, as well as through our employee appreciation and recognition programs.

During 2022, we experienced significant turnover of our pilots, specifically our captains. As we work to train and promote our first officers to captains, we anticipate incurring continued elevated training costs in 2023.

Diversity & Inclusion

Our approach is to hire the best qualified individuals, regardless of race, religion, gender, national origin, disability, sexual orientation or similar classifications. As of December 31, 2022, approximately 39% and 31% of our workforce were women and people of color, respectively. We believe every employee brings unique education, skills and life experiences to SkyWest that supplement our ability to achieve our commitment to excellence and to our customers and passengers. As part of SkyWest's commitment to diversity, we have:

- Developed required training for all employees, which reviews our Company policies, provides opportunities to apply policy to real-world examples and reaffirms our commitment to diversity and inclusion.
- Created ongoing opportunities to highlight employees from different cultures throughout the year on internal and external websites.

Total Rewards

SkyWest Airlines operates in a customer-focused, team-based environment and provides opportunities for dedicated individuals to develop their career while receiving competitive compensation, benefits and rewards. Our employees receive several compensation benefits, including but not limited to:

- Competitive wages and incentives based on our operating performance goals,
- Multiple insurance options including health care, disability coverage and life insurance coverage,
- Access to a 401(k) plan with matching contributions and an employee stock purchase plan,
- Employee assistance programs that provide confidential counseling or psychiatric care,
- A variety of resources that promote scheduling flexibility with paid time away from work, and
- Space-available travel privilege programs for employees and eligible family members through our major airline partner programs.

Employee Reporting

Our Code of Conduct contains general guidelines for conducting business in an ethical manner. We are committed to a working environment that is safe and supports open and honest communication. We have established a reporting system for any SkyWest employee to report a violation of Company policy including harassment, discrimination, drug and alcohol use, questionable financial practice, or a breach involving safety or security. A general grievance may also be filed even if an employee has already utilized their chain of command or chooses to remain anonymous. Reports can be filed using a toll-free ethics and grievance hotline or by using on online reporting system on SkyWest's intranet.

Government Regulation

All interstate air carriers, including SkyWest, are subject to regulation by the U.S. Department of Transportation (the "DOT"), the U.S. Federal Aviation Administration (the "FAA") and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, airworthiness and other certificates; approval of personnel who may engage in flight, maintenance or operating activities; record-keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other methods, certifications, which are necessary for the continued operations of SkyWest, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts.

We believe SkyWest complies, in all material respects, with FAA regulations and holds all operating and airworthiness certificates and licenses which are necessary to conduct our operations. We maintain current certifications and otherwise comply with the laws, rules and regulations to which we are subject. Our flight operations, maintenance programs, recordkeeping and training programs are conducted under FAA approved procedures. All air carriers operating in the United States are required to comply with federal laws and regulations pertaining to noise abatement and engine emissions. All such air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. SkyWest is also subject to certain federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. We believe SkyWest complies, in all material respects, with these laws and regulations.

Environmental Matters

We are subject to various federal, state, local and foreign laws and regulations relating to environmental protection matters. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise. We are, and expect in the future to be, involved in various environmental matters and conditions at, or related to, our properties. We are not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. We are not aware of any active material environmental investigations related to our assets or properties.

As the largest regional airline in the United States, we remain committed to working with our major airline partners to lower our environmental footprint while continuing to offer the best service to our customers and the communities we serve. Our largest source of emissions and environmental impact comes from utilizing jet fuel on flights operated under our code-share agreements with our major airline partners. Under our capacity purchase agreements, our major airline partners purchase the aircraft fuel we consume, select the aircraft type we operate, and set flight schedules, all of which are variables which impact fuel consumption efficiencies. During 2022, we produced approximately 5.5 million metric tons of CO_2e from fuel burned, using industry emissions factors, on flights we operated under our code-share agreements. We are largely dependent on direction from our major airline partners regarding long-term fuel saving initiatives such as engine innovations reducing fuel consumption, use of sustainable alternative fuels, carbon sequestration programs, air traffic flow routing efficiencies, and similar initiatives. Each of our major airline partners may pursue alternative strategies and goals to reduce carbon emissions on flights we operate under our code-share agreements that may impact the rate at which we are able to reduce our carbon emissions, if at all. We anticipate our major airline partners will take responsibility for carbon emissions incurred on our contract flights.

Our board of directors has oversight of our environment-related performance. Through software and training, we heavily monitor and manage our fuel trends and fuel consumption which leads to better fuel management and reductions in emissions. When possible, we conserve fuel burned by utilizing single engine taxi procedures, improving the efficiency of aircraft routing, using performance-based navigation procedures to reduce track miles, and using ground power when parked at the gate. Additionally, we collaborate with aircraft and engine manufacturers and our major airline partners regarding innovations and emerging technologies that could improve fuel efficiencies and minimize environmental impact. We are also collaborating with our major airline partners and fuel providers regarding long-term opportunities to use sustainable aviation fuel in the future. We are evaluating opportunities to increase the number of electric powered ground equipment, including tugs and pushbacks used at airports where we provide ramp services. We participate with our major airline partners in recycling programs, and we have implemented recycling initiatives in our facilities to reduce the amount of paper, plastic and other recyclables going to landfills. We have worked aggressively to reduce our reliance on paper manuals, further eliminating unnecessary waste while increasing efficiencies.

We have entered into a strategic partnership with Eve UAM, LLC ("Eve UAM"), an Embraer company, to develop a network of deployment for Eve UAM's electric vertical takeoff and landing ("eVTOL") aircraft. This partnership includes the option for SkyWest to purchase up to 100 eVTOL aircraft. Eve UAM anticipates its four-passenger eVTOL aircraft will be certified and available for service after 2025.

Safety and Security

We are committed to the safety and security of our passengers and employees. We have taken many steps, both voluntarily and as mandated by governmental authorities, to increase the safety and security of our operations. Some of the safety and security measures we have taken with our major airline partners include: aircraft security and surveillance, aircraft cleaning procedures, positive bag matching procedures, enhanced passenger and baggage screening and search procedures and securing of cockpit doors. We are committed to complying with future safety and security requirements.

Insurance

We maintain insurance policies we believe are of types customary in the industry and in amounts we believe are adequate to protect against material loss. These policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverage for loss or damage to our flight equipment, and workers' compensation insurance.

Seasonality

Our results of operations for any interim period are not necessarily indicative of those for the entire year, in part because the airline industry is subject to seasonal fluctuations and changes in general economic conditions. Our operations are somewhat favorably affected by pleasure travel on our prorate routes, historically contributing to increased travel in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which can result in cancelled flights, principally during the winter months. Additionally, a significant portion of our capacity purchase arrangements is based on completing flights and we typically have more scheduled flights during the summer months. We generally experience a significantly higher number of weather cancellations during the winter months, which negatively impacts our revenue during such months.

ITEM 1A. RISK FACTORS

In addition to factors discussed elsewhere in this Report, the following are important risks which could adversely affect our future results. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations. If any of the risks we describe below occur, or if any unforeseen risk develops, our operating results may suffer, our financial condition may deteriorate, the trading price of our common stock may decline and investors could lose all or part of their investment in us.

Risks That May Disrupt Our Operations

We have experienced, and may continue to experience, difficulty in recruiting, retaining, and upgrading qualified pilots.

Our operations rely on recruiting and training qualified pilots. FAA regulations regarding personnel certification and qualifications, and potential future changes in FAA regulations, could limit the number of qualified new entrants that we could hire. In the event we are unable to hire qualified pilots, we may be unable to operate requested flight schedules under our capacity purchase agreements, which could result in a reduction in revenue and operating inefficiencies, such as incremental new-hire training costs, and our business and financial condition could be adversely affected.

Our operations also rely on retaining qualified pilots, including captains and first officers. Our pilots may seek employment at major airlines, low-cost carriers, or cargo carriers, which generally offer higher salaries and more extensive benefit programs than regional airlines. In response to the COVID-19 pandemic, several major airlines offered their employees early retirement programs in 2020 and publicly announced their intention to hire significant levels of pilots in the near term. As a result, we are experiencing elevated levels of pilot attrition, particularly attrition of our captains. As we have worked to upgrade our first officers to captain, our attrition levels have exceeded our upgrade and replacement levels, and we have experienced a shortage of captains, resulting in a reduction of our flight schedules with our major airline partners that will likely continue in 2023 and may continue into 2024. Based on our current captain and first officer availability, our block hour production in 2023 will likely be lower than our block hour production in 2022. Operating at reduced flying schedules results in operating inefficiencies that negatively impacts our financial results. Further, in September 2022, we increased pay rates for our pilots; however, there is no assurance the higher pay rates will have a significant impact on recruiting, retaining, and upgrading our pilots, which could negatively impact our operations. If we request our major airline partners to reduce our flight schedules due to pilot or other labor shortages, our major airline partners may seek to enforce financial penalties or reduce the compensation otherwise payable to us under our capacity purchase agreements, which would likely have a negative impact on our revenues and adversely impact our financial condition.

We have experienced, and may continue to experience difficulty recruiting and retaining other operational personnel.

In addition to pilots, our operations rely on recruiting and retaining other qualified personnel, including, but not limited to, flight attendants, maintenance technicians, dispatch personnel, crew support and other operational personnel. Our operational personnel may seek employment at major airlines, which generally offer higher salaries and more extensive benefit programs than regional airlines. Should the turnover of our employees sharply increase, we may not be able to hire sufficient personnel to replace those leaving. In the event we are unable to hire and retain other qualified personnel, we may be unable to operate requested flight schedules under our capacity purchase agreements, which could result in a reduction in revenue and operating inefficiencies, such as incremental new-hire training costs, and our business and financial condition could be adversely affected.

Various negative economic or industry conditions may result in reductions to our flight schedules, which could materially and adversely affect our operations and financial condition.

Our operations and financial condition are affected by many changing economic and other conditions beyond our control, including, among others:

- disruptions in the credit markets, which may impact availability of price competitive financing;
- actual or potential changes in international, national, regional and local economic, business and financial conditions, including recession, inflation, higher interest rates, public health emergencies (including the COVID-19 pandemic and related variants), wars (including the ongoing conflict between Russia and the Ukraine), terrorist attacks or political instability;
- impact on workforce availability and economic uncertainty resulting from the COVID-19 recovery;
- potential resurgence of COVID-19 or future public health threats similar to COVID-19 could negatively impact demand and the industry;
- changes in consumer preferences, perceptions, spending patterns or demographic trends;

- changes in the competitive environment due to industry consolidation, new airlines entering the market, our major airline partners operating smaller sized aircraft that may reduce the demand for regional aircraft and other factors;
- actual or potential disruptions to U.S. air traffic control systems;
- interference on aviation equipment from the deployment of 5G wireless telecommunications systems;
- price of jet fuel and oil that may negatively impact the number of flights we are scheduled to operate by our major airline partners under our capacity purchase agreements and may negatively impact the profitability of our prorate agreements;
- outbreaks of diseases and other illnesses that affect travel behavior; and
- weather and natural disasters.

The effect of any, or some combination, of the foregoing economic and industry conditions on our operations or financial condition is virtually impossible to forecast; however, the occurrence of any or all of such conditions in a significant manner could materially and adversely affect our operations and financial condition and could cause our major airline partners to reduce the utilization levels of our aircraft under our code-share agreements.

Information technology security breaches, hardware or software failures, or other information technology disruptions may negatively impact our operations or reputation.

The performance and reliability of our technology are critical to our ability to compete effectively. Any internal technological error or failure or large-scale external interruption in the technological infrastructure we depend on, such as U.S. air traffic control systems, power, telecommunications or the internet, may disrupt our internal network. Any individual failure or repeated failure of technology could impact our ability to conduct our business and result in increased costs. Our technological systems and related data may be vulnerable to a variety of sources of interruption due to events beyond our control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues.

In addition, cybersecurity threats pose a potential risk to the security of our information technology systems, networks and services, as well as the confidentiality and integrity of our data. Cybersecurity risks may include security breaches, computer viruses, malicious or destructive code, ransomware and other attacks. Unauthorized parties may attempt to gain access to our systems or information through fraud or other means of deception. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving, and may be difficult to anticipate or to detect for long periods of time. We may not be able to prevent all data security breaches or misuse of data. For example, during 2021, we identified malware on our system resulting from a cyberattack. We successfully quarantined the malware without disruption to our operations. However, this quarantine breach required a rebuild of a triple-redundant server. While moving one of our critical systems to a newly rebuilt server, we experienced a server outage that resulted in approximately 1,700 flight cancellations. We estimate the impact of the outage negatively impacted our 2021 financial results by approximately $15 million (pre-tax). We did not have a similar cybersecurity event during the year ended December 31, 2022. Although we have changed our procedures related to migrating critical systems to new servers, we cannot assure a similar outage will not reoccur. The compromise of our technology systems resulting in the loss, disclosure, misappropriation of, or access to, customers', employees' or business partners' information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disruption to our operations and damage to our reputation, any or all of which could adversely affect our business and financial condition.

Interruptions or disruptions in service at one of our hub airports, due to weather, system malfunctions or for any other reason, could have a material adverse impact on our operations.

We currently operate primarily through hubs supporting our major airline partners' route networks across the United States. Nearly all of our flights either originate from or fly into one of these hubs. Our revenues depend primarily on our completion of flights and secondarily on service factors such as timeliness of departure and arrival. Any interruptions or disruptions could, therefore, severely and adversely affect us. Extreme weather such as hurricanes or tornados can cause flight disruptions, and, during periods of storms or adverse weather, our flights may be canceled or significantly delayed. We operate a significant number of flights to and from airports with particular weather difficulties, including Chicago, Denver, Salt Lake City and San Francisco. A significant interruption or disruption in service at one of our hubs, due to adverse weather, system malfunctions, airport construction, security closures or otherwise, could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe adverse impact on our operations and financial performance.

The occurrence of an aviation accident involving our aircraft would negatively impact our operations and financial condition.

An accident or incident involving one of our aircraft could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that our operations are less safe or reliable than other airlines and could affect our relationships with our major airline partners.

We may experience disruption in service with key third-party service providers.

We rely on third party vendors for a variety of services and functions critical to our business, including airframe and engine maintenance, ground handling, fueling, computer reservation system hosting, telecommunication systems and information technology infrastructure and services.

Even though we strive to formalize agreements with these vendors that define expected service levels, our use of outside vendors increases our exposure to several risks. In the event that one or more vendors experiences labor shortages, aircraft part shortages, goes into bankruptcy, ceases operation or fails to perform as promised, replacement services may not be readily available at competitive rates, or at all. If one of our vendors fails to perform adequately, we may experience increased costs, delays, maintenance issues, safety issues or negative public perception of our airline. Vendor bankruptcies, unionization, regulatory compliance issues or significant changes in the competitive marketplace among suppliers could adversely affect vendor services or force us to renegotiate existing agreements on less favorable terms. These events could result in disruptions in our operations or increases in our cost structure.

We are subject to significant governmental regulation and potential regulatory changes.

All interstate air carriers, including SkyWest, are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; recordkeeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as our aircraft, at such airports. The imposition of any limits on the use of our aircraft at any airport at which we operate could have a material adverse effect on our operations.

We cannot predict the impact of potential regulatory changes that may affect our business or the airline industry as whole, including the potential impact of tariffs on aircraft deliveries. However, it is possible that these changes could adversely affect our business. Our business may be subject to additional costs or loss of government subsidies as a result of potential regulatory changes, which could have an adverse effect on our operations and financial results.

Terrorist activities or warnings have dramatically impacted the airline industry and will likely continue to do so.

The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry in general, including our operations. The primary effects experienced by the airline industry include a substantial loss of passenger traffic and revenue. If additional terrorist attacks are launched against the airline industry, there will be lasting consequences of such attacks, which may include loss of life, property damage, increased security and insurance costs, increased concerns about future terrorist attacks, increased government regulation and airport delays due to heightened security. Additional terrorist attacks and the fear of such attacks could negatively impact the airline industry, and result in further decreased passenger traffic and yields, increased flight delays or cancellations associated with new government mandates, as well as increased security, fuel and other costs. We cannot provide any assurance that these events will not harm the airline industry generally or our operations or financial condition in particular.

Risks Related to Our Code-Share Agreements with Our Major Airline Partners

Our business model is dependent on code-share agreements with four major airline partners.

Our business model depends on major airlines electing to contract with us instead of operating their own regional jets. Some regional airlines are owned by a major airline. We have no guarantee that in the future our major airline partners will choose to enter into contracts with us instead of operating their own regional jets or acquiring a regional airline. Our major airline partners are not prohibited from doing so under our code-share agreements. A decision by any of our major airline partners to phase out code-share relationships and instead acquire and operate their own regional jets or regional airline could have a material adverse effect on our financial results. Additionally, our major airline partners may be limited in the number of regional aircraft they can operate in their network due to aircraft scope limitations they have with their labor groups. Scope limitations could limit our ability to increase the number of aircraft operating under our code-share agreements.

As of December 31, 2022, 375 out of our total 517 aircraft in scheduled service were operating under a capacity purchase arrangement or a prorate agreement with either United or Delta. If our code-share relationship with United or Delta were terminated, we would be significantly impacted and likely would not have an immediate source of revenue or earnings to offset such loss. A termination of either of these relationships would likely have a material adverse effect on our financial condition, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of the affected aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly as an independent airline. We may not be able to enter into substitute code-share arrangements, and any such arrangements we might secure may not be as favorable to us as our current agreements. Operating an airline independent from major airline partners would be a significant departure from our business plan and would likely require significant time and resources and may not be a viable alternative.

Additionally, each of our agreements with our major airline partners is subject to certain early termination provisions, including uncured material performance breaches. We also currently use the systems, facilities and services of our major airline partners to support a significant portion of our operations, including airport and terminal facilities and operations, information technology support, ticketing and reservations, scheduling, dispatching, fuel purchasing and ground handling services. If our major airline partners cease to maintain any of these systems, close any of these facilities or no longer provide these services to us, due to termination of one of our code-share agreements, a strike or other labor interruption by personnel working for our major airline partners or for any other reason, we may not be able to obtain alternative systems, facilities or services on terms and conditions as favorable as those we currently receive, or at all. Since our revenues and operating profits are dependent on our level of flight operations, we could then be forced to significantly reduce our operations.

Reduced utilization levels of our aircraft under our capacity purchase agreements with our major airline partners would have a material adverse impact on the results of our operations and financial condition.

Under our capacity purchase agreements with our major airline partners, a portion of our compensation is based on pre-determined rates that are applied to our production, such as block hours, for the period. We also receive fixed monthly payments related to overhead costs and aircraft ownership costs from our major airline partners. Reduced utilization of our aircraft under our capacity purchase agreements will likely have a material adverse impact on the results of our operations and financial condition. During the year ended December 31, 2022, we amended our capacity purchase agreements with certain major airline partners that reduced certain future contractual fixed monthly payments and increased future contractual variable payments. A compensation structure that is weighted more to utilization and less to fixed payments could have a material adverse impact on the results of our operations and financial condition if utilization levels decrease. Additionally, amendments to our capacity purchase agreements that result in changes to our future scheduled fixed monthly payments will likely impact the timing of our revenue recognition. During the year ended December 31, 2022, the revenue we recognized was $29.3 million less than the fixed monthly cash payments received, primarily due to the capacity purchase agreement amendments we executed during the 2022 year. We currently anticipate we will continue to defer recognition of revenue for certain fixed monthly cash payments throughout 2023.

Our major airline partners may experience events that negatively impact their financial strength or operations, which may also negatively impact our operations.

Our business model relies significantly on our major airline partners, and we may be negatively affected by their financial and operating strength. Events impacting airline travel, including pandemics such as COVID-19, that negatively impact the financial strength of our major airline partners or have a long-term effect on the use of our major airline partners by airline travelers would likely have a material adverse effect on our business, financial condition, and results of operations. If our major airline partners experience adverse effects to their operational or financial condition, they may be unable to make payments due to us under their capacity purchase agreements or may need to reduce utilization of our aircraft. Additionally, if one of our major airline partners undergoes bankruptcy, our agreement with such partner may not be assumed in bankruptcy and could be terminated. This and other events, which are outside of our control, could have a material adverse effect on our business, financial condition, and results of operations.

Our growth may be limited with our major airline partners' flight systems.

Additional growth opportunities within our major airline partners' flight systems are limited by various factors, including a limited number of regional aircraft each major airline partner can operate in its regional network due to its own labor agreements or scope limitations. Except as contemplated by our existing code-share agreements, we cannot be sure that our major airline partners will contract with us to fly any additional aircraft. We may not receive additional growth opportunities, or we may agree to modifications to our code-share agreements that reduce certain benefits to us in order to obtain additional aircraft, or for other reasons. Given the competitive nature of the airline industry, we believe limited growth opportunities may result in competitors accepting reduced margins and less favorable contract terms in order to secure new or additional code-share operations. Even if we are offered growth opportunities by our major airline partners, those opportunities may involve economic terms or financing commitments that are unacceptable to us. Additionally, our major airline partners may reduce the number of regional jets in their system by not renewing or extending existing flying arrangements with regional operators. Any one or more of these factors may reduce or eliminate our ability to expand our flight operations with our existing major airline partners.

There are long-term risks related to supply and demand of regional aircraft associated with our regional airline services strategy.

Various factors could change our major airline partners' long-term strategy in using regional aircraft to support their network objectives. Such changes could result in a reduction in the number of regional aircraft our major airline partners operate in the future. If our major airline partners' future strategies include a material reduction in regional aircraft generally or for specific aircraft types, such as 50-seat regional aircraft, the resulting decrease in demand in the aircraft we operate could have a material negative impact on our business and financial condition. Additionally, future developments of electric-powered aircraft designed to operate on routes typically served by regional aircraft could impact our major airline partners' strategy and result in a reduction of demand or increase our capital expenditures and could have a material negative impact on our business and financial condition.

Due, in part, to the dynamic nature of the airline industry, major airlines may also make other strategic changes, such as changing or consolidating hub locations. If our major airline partners were to make changes such as these in their strategy and operations, our operations and financial results could be adversely impacted.

Our prorate arrangements with our major airline partners may not return to pre-pandemic revenue levels and are terminable upon notice of 120 days or less.

Our prorate revenue, which is derived from passenger fares on flights we operate under our prorate arrangements, decreased from $409.7 million for the year ended December 31, 2021, to $349.3 million for the year ended December 31, 2022, or 14.7%. Our prorate revenue in 2022 was negatively impacted by captain attrition to other airlines, and there is no assurance our prorate revenue will return to pre-pandemic levels in 2023 or thereafter. We may continue to reduce the volume of flying under our prorate arrangements in the future based on several factors including, but not limited to, passenger demand on prorate routes and labor availability.

Our prorate flying agreements with our major airline partners permit each major airline partner to terminate the agreement in its discretion by giving us notice of 120 days or less. If one of our major airline partners elects to terminate a flying agreement with notice of 120 days or less, our ability to use the aircraft under an alternative agreement with similar economics may be limited, which could negatively impact our financial results. Additionally, even if we could subsequently place the aircraft into service with a different major airline partner, of which there can be no assurance, we likely would incur inefficiencies and incremental costs, such as changing the aircraft livery, during the transition period, which would negatively impact our financial results.

We recently formed SkyWest Charter, a subsidiary offering public charter service, that involves significant risk.

In 2022 we formed a new subsidiary, SkyWest Charter, with the intent to offer public charter service to underserved communities in the United States using CRJ200 aircraft in a 30 or less seat configuration under its own FAA operating certificate. When SkyWest Charter begins operations, which is currently expected to occur in 2023, there will be significant risks, including that SkyWest Charter may divert management's attention or the Company's resources from our core business and strategies and that the objectives of SkyWest Charter may not materialize or may take longer to materialize than anticipated.

Disagreements regarding the interpretation of our code-share agreements with our major airline partners could have an adverse effect on our operating results and financial condition.

Long-term contractual agreements, such as our code-share agreements, are subject to interpretation and disputes may arise under such agreements if the parties to an agreement apply different interpretations to that agreement. Those disputes may divert management's time and resources from the core operation of the business, and may result in litigation, arbitration or other forms of dispute resolution.

We have previously experienced disagreements with our major airline partners regarding the interpretation of various provisions of our code-share agreements. Some of those disagreements have resulted in litigation, and we may be subject to additional disputes and litigation in the future. To the extent that we experience disagreements regarding the interpretation of our code-share or other agreements, we will likely expend valuable management time and financial resources in our efforts to resolve those disagreements. Those disagreements may result in litigation, arbitration, settlement negotiations or other proceedings. Furthermore, there can be no assurance that any or all of those proceedings, if commenced, would be resolved in our favor. An unfavorable result in any such proceeding could have adverse financial consequences or require us to modify our operations. Such disagreements and their consequences could have an adverse effect on our operating results and financial condition.

The airline industry is highly competitive, which could adversely affect our operating results and financial condition.

The airline industry is highly competitive. We compete with other regional airlines on various factors including, but not limited to, labor resources, including pilots and mechanics; low operating costs; financial resources, including the ability to finance aircraft at competitive terms; geographical infrastructure; and overall customer service levels relating to on-time arrival and flight completion percentages. Our major airline partners rely on us to fly passengers from various locations into their hubs under our code-share agreements at competitive terms. We not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also indirectly face competition from low-cost carriers, such as Southwest, Allegiant, Spirit, JetBlue and others, who compete with our major airline partners on many routes we operate. Certain of our competitors, including wholly-owned regional airline subsidiaries of our major airline partners, may have access to significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The inability to remain competitive on the various factors valued by our major airline partners could adversely affect our operating results and financial condition.

Risks Related to Our Operating Costs and Personnel

Increases in labor costs, including pilot costs, flight attendant costs, maintenance costs and overhead costs may result in lower operating margins under our capacity purchase contracts.

Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Labor costs constitute a significant percentage of our total operating costs. Increases in our labor costs could result in a material reduction in our earnings. For example, during the year ended December 31, 2022 and 2021, our salary, wage and benefit costs constituted approximately 42.9% and 40.5% of our total operating costs, respectively. In September 2022, we entered into a collective bargaining agreement with our pilots, increasing the pay rates for pilots. Our inability to offset increased labor costs through rate increases under our capacity purchase agreements with all our major airline partners could negatively impact our operating costs. Currently, we believe our labor costs are competitive relative to other regional airlines. However, we cannot provide assurance that our labor costs going forward will remain competitive because of changes in supply and demand for labor in the regional industry. We compete against other airlines and businesses for labor in many highly skilled positions. If we are unable to hire, train and retain qualified employees at a reasonable cost, sustain employee engagement in our strategic vision, or if we are unsuccessful at implementing succession plans for our key staff, we may be unable to grow or sustain our business. Labor costs to recruit, incentivize and retain skilled employees may significantly increase in the future due to increased competition for the limited number of qualified industry personnel. Attrition rates that exceed our ability to hire and replace applicable workgroups could negatively impact our ability to generate revenue, negatively impact our operating results, increase our training and labor costs and our business prospects could be harmed.

Additionally, under our capacity purchase contracts with United, Delta, American and Alaska, a portion of our compensation is based upon pre-determined rates typically applied to production statistics (such as departures, block hours, flight hours and number of aircraft in service each month). The primary operating costs intended to be compensated by the pre-determined rates include labor costs, including crew training costs, certain aircraft maintenance expenses, and overhead costs. During the year ended December 31, 2022, approximately 91.8% of our code-share operating costs were reimbursable at pre-determined rates and 8.2% of our code-share operating costs were directly reimbursed costs, often referred to as pass-through costs. Additionally, our aircraft maintenance costs may increase annually as our fleet ages at a higher rate than our pre-determined rates allow. Also, on an individual aircraft basis, various in-depth maintenance procedures are typically scheduled to occur at multi-year intervals, which can result in maintenance expense fluctuations year-to-year. If our operating costs for labor, aircraft maintenance and overhead costs exceed the compensation earned from our pre-determined rates under our capacity purchase arrangements, our financial position and operating results will be negatively affected.

Increased labor costs, pilot and other labor availability, labor disputes and unionization of our workforces may adversely affect our ability to conduct our business and reduce our profitability.

Our business is labor intensive, requiring large numbers of pilots, flight attendants, maintenance technicians and other personnel. Any new collective bargaining agreements entered into by other regional carriers with their work forces may also result in higher industry wages and increased pressure on us to increase the wages and benefits of our employees. Future agreements with represented employees may be on terms that are not as attractive as our current agreements or comparable to agreements entered into by our competitors. Notably, in September 2022, we entered into a collective bargaining agreement with our pilots, increasing the pay rates for pilots. The amended collective bargaining agreement is anticipated to result in an increase to our pilot costs. For illustrative purposes, under SkyWest Airlines' amended collective bargaining agreement, the first-year pay rate for first officers increased from approximately $46/flight hour to $90/flight hour and the first-year CRJ and E175 captain pay rate increased from approximately $76/flight hour and $81/flight hour, respectively, to $140/flight hour for both CRJ and E175 captains. During the year ended December 31, 2022, we amended our capacity purchase agreements with certain major airline partners that resulted in higher compensation for our increased pilot pay rates.

SkyWest's employees are represented by in-house associations; however, organizing efforts to join national unions among those employees occur from time to time. Such efforts will likely continue in the future and may ultimately result in some or all of our employees being represented by one or more national unions. If our employees were to unionize or be deemed to be represented by one or more national unions, negotiations with these unions could divert management's attention and disrupt operations, which may result in increased operating expenses and may negatively impact our financial results. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in union-involved collective bargaining may increase our operating expenses and negatively impact our financial results.

We may experience an increase in fuel prices in our prorate operations.

Dependence on foreign imports of crude oil, limited refining capacity and the possibility of changes in government policy on jet fuel production, transportation and marketing make it difficult to predict the future availability of jet fuel. If there are additional outbreaks of hostilities or other conflicts in oil-producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of jet fuel, there could be a reduction in the supply of jet fuel and significant increases in the cost of jet fuel. Additionally, our operations may experience disruptions from temporary fuel shortages by our fuel vendors resulting from fuel quality issues, refueling disruption, or other challenges. Major reductions in the availability of jet fuel or significant increases in its cost, or a continuation of high fuel prices for a significant period of time, would have a material adverse impact on us.

Pursuant to our capacity purchase arrangements, our major airline partners have agreed to bear the economic risk of fuel price fluctuations on our contracted flights. However, we bear the economic risk of fuel price fluctuations on our prorate operations and expect to bear the economic risk of fuel price fluctuations on our charter operations. As of December 31, 2022, we operated 41 CRJ200s under a prorate agreement with United and 25 CRJ200s under a prorate agreement with Delta. Our operating and financial results with respect to these prorate arrangements can be negatively affected by the price of jet fuel in the event we are unable to increase our passenger fares. Additionally, in the event of prolonged low fuel prices, our competitors may lower their passenger ticket prices on routes that compete with our prorate or charter markets, which could negatively impact our passenger load factors.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our chief executive officer, Russell A. Childs, and our other key management and operating personnel. Under the terms of the Payroll Support Program 3 Agreement, we are subject to certain limitations on executive compensation through April 1, 2023. We may have difficulty replacing management or other key personnel who cease to be employed by us and, therefore, the loss of the services of any of these individuals could harm our business. We do not maintain key-person insurance on any of our executive officers.

Risks Related to Operating and Leasing Regional Jet Aircraft and Engines

We are reliant on two aircraft manufacturers and one engine manufacturer.

We operate aircraft manufactured by Bombardier and Embraer. The issuance of FAA or manufacturer directives restricting or prohibiting the use of any Bombardier or Embraer aircraft types we operate could negatively impact our business and financial results. We are also dependent upon General Electric as the sole manufacturer of engines used on the aircraft we operate. Our operations could be materially and adversely affected by the failure or inability of Bombardier, Embraer or General Electric to provide sufficient parts or related maintenance and support services to us on a timely manner. Additionally, timing and availability of new aircraft deliveries could be delayed beyond our control.

We have a significant amount of contractual long-term debt obligations.

As of December 31, 2022, we had a total of approximately $3.4 billion in total long-term debt obligations. Our long-term debt obligations include $3.05 billion related to the acquisition of aircraft, $155.1 million of long-term debt secured by spared engines, and $200.6 million related to borrowings under the Payroll Support Program Agreements with U.S. Department of the Treasury ("Treasury"). Excluding aircraft financed by our major airline partners that we operate for them under contract, we had 43 aircraft under long-term lease agreements as of December 31, 2022, with 32 aircraft with a lease termination date of March 31, 2024 and 11 aircraft with remaining terms up to eight years. Future minimum lease payments due under all long-term operating leases were approximately $202.9 million at December 31, 2022. At a 6.1% discount factor, which is the average rate used to approximate the implicit rates within the applicable leases, the present value of these lease obligations was equal to approximately $160.3 million at December 31, 2022. Our high level of fixed obligations could impact our ability to obtain additional financing to support additional expansion plans or divert cash flows from operations and expansion plans to service the fixed obligations.

Under our capacity purchase agreements, our major airline partners compensate us for our costs of owning or leasing the aircraft on a monthly basis. The aircraft compensation structure varies by agreement but is intended to cover either our aircraft principal and interest debt service costs, our aircraft depreciation and interest expense or our aircraft lease expense costs while the aircraft is under contract. In the event any of our major airline partners defaults under a capacity purchase agreement or we are unable to extend the flying contract terms on aircraft with ongoing financial obligations, our financial position and financial results could be materially adversely affected.

In addition, given the negative effects the COVID-19 pandemic has had and may continue to have on our business, including demand fluctuations, labor shortages or other effects, we may seek material amounts of additional financial liquidity in the short-term, which may include drawing down on SkyWest Airlines' line of credit, the issuance of secured debt securities and/or the entry into other debt facilities, among other items. There can be no assurance as to the timing of any such drawdown or issuance, which may be in the near term, or that any such additional financing will be completed on favorable terms, or at all.

If our liquidity is materially diminished, we might not be able to timely pay our leases and debts or comply with certain covenants under SkyWest Airlines' line of credit or with other material provisions of our contractual obligations.

Our anticipated aircraft purchases are expected to require an increase in our leverage and the related cash requirements.

As of December 31, 2022, we have firm purchase commitments for four E175 aircraft and spare engines totaling $140.3 million. Over the next several years, if we continue to add new aircraft to our fleet, we anticipate using significant amounts of capital to acquire these aircraft.

There can be no assurance that our operations will generate sufficient cash flow or liquidity to enable us to obtain the necessary aircraft acquisition financing to replace our current fleet, or to make required debt service payments related to our existing or anticipated future obligations. Even if we meet all required debt, lease and purchase obligations, the size of these long-term obligations could negatively affect our financial condition and results of operations in many ways, including:

- increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;
- limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and
- adversely affecting our ability to respond to changing business or economic conditions or continue our growth strategy.

If we need additional capital and cannot obtain such capital on acceptable terms, or at all, we may be unable to realize our fleet replacement plans or take advantage of unanticipated opportunities.

The residual value of our owned aircraft may be less than estimated in our depreciation policies.

As of December 31, 2022, we had approximately $5.5 billion of property and equipment and related assets, net of accumulated depreciation. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, amendments to our capacity purchase agreements that impact the anticipated cash flows for our aircraft, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. In the event the estimated residual value of any of our aircraft types is determined to be lower than the residual value assumptions used in our depreciation policies, the applicable aircraft type in our fleet may be impaired and may result in a material reduction in the book value of applicable aircraft types we operate or we may need to prospectively modify our depreciation policies. In 2021, we recorded a non-cash impairment of $84.6 million attributable to certain CRJ900 aircraft operating with a major airline partner as a result of contract expirations and the uncertainty about our ability to redeploy the CRJ900 aircraft with another major airline partner. An impairment on any of our aircraft types we operate or an increased level of depreciation expense resulting from a change to our depreciation policy and assumptions could result in a material negative impact to our financial results. Additionally, in 2022, we committed to a plan to sell 14 CRJ700 aircraft, resulting in a non-cash impairment of $51.4 million. Future decisions to sell aircraft could potentially result in write-downs for aircraft held-for-sale.

We lease aircraft and engines to third parties and the lessee may default under the lease terms, which could negatively affect our financial condition, cash flow and results of operations.

We leased five CRJ900 aircraft, 35 CRJ700 aircraft, and engines used on CRJ aircraft to third parties as of December 31, 2022. In the event a lessee defaults under the terms of the lease agreement, we may incur additional costs, including legal and other expenses necessary to repossess the aircraft or engines, particularly if the lessee is contesting the proceedings or is in bankruptcy. We could also incur substantial maintenance, refurbishment or repair costs if a defaulting lessee fails to pay such costs and where such maintenance, refurbishment or repairs are necessary to put the aircraft or engines in suitable condition for remarketing or sale. We may also incur storage costs associated with any aircraft or engine that we repossess and are unable to place immediately with another lessee. Even if we are able to immediately place a repossessed aircraft or engine into service ourselves, or place the aircraft and engines under another lessee, we may not be able to do so at a similar or favorable lease rate. A lessee default under one of our lease agreements could negatively affect our financial condition, cash flow and results of operations.

We have entered into a strategic engine leasing joint venture that operates under joint control with a third party that involves significant risk.

We have entered into a strategic engine joint venture with a third party to lease engines to other parties. This strategic venture involves significant risks, including:

- we may not realize a satisfactory return on our investment;
- the joint venture may divert management's attention from our core business;
- our joint venture partner could have investment goals that are not consistent with our investment objectives, including the timing, terms and strategies for any investments; and
- our joint venture partner might fail to fund their share of required capital contributions or fail to fulfill their other obligations.

Although we currently participate in the management of our engine joint venture, our joint venture agreement requires unanimous approval over all significant actions. In addition, if we were unable to resolve a dispute with our joint venture partner that retains material managerial veto rights, we might reach an impasse that could require us to dissolve the joint venture at a time and in a manner that could negatively affect our financial results.

We entered into a partnership with a third party to develop demand for electric-powered aircraft that involves significant uncertainty and risk.

We have entered into a strategic partnership with Eve UAM, an Embraer company, to develop a network of deployment for Eve UAM's eVTOL aircraft. To support this effort, SkyWest and Eve plan to dedicate a team to focus on vehicle design, vertiport specifications, and the certification roadmap for eVTOL operations. This strategic partnership involves significant risks, including:

- development and certification of the aircraft is uncertain or may take longer than expected;
- future customer demand for eVTOL aircraft is uncertain;
- other parties are developing electric-powered aircraft and the level of competition may increase;
- the extent government regulation of eVTOL aircraft and its related infrastructure is uncertain, and the cost of compliance with any such regulations may be significant;
- we may not realize a satisfactory return on our investment; and
- our partner might fail to fulfill its obligations.

The effect of any, or some combination, of the foregoing risks could affect our partnership with Eve and future benefits may not materialize.

In 2022, we acquired 1,000,000 shares of common stock of Eve Holding, Inc. ("Eve") and a warrant giving us the right to acquire 1,500,000 shares of common stock of Eve at an exercise price of $0.01 per share. The Company also received a put option from an Eve shareholder for the 1,000,000 shares of common stock of Eve payable in aircraft parts credits. The Company acquired the shares of common stock, warrant and put option (collectively, the "Eve Investments") for $10.0 million. At December 31, 2022, the fair value of our Eve Investments was $21.4 million and reductions in the trading market price of Eve's common stock will likely negatively impact our financial condition and net income.

We are subject to various environmental requirements, including laws and regulations related to climate change and emissions. Compliance with new or existing environmental requirements could materially and adversely affect the Company's business plans, strategies, and results of operations.

We are subject to federal, state, and local laws and regulations relating to the protection of the environment, including those relating to aircraft and ground-based emissions, discharges into water systems, safe drinking water, and the management of hazardous substances and waste materials. Certain legislative bodies and regulatory authorities are increasingly focused on climate change and have taken actions to implement additional laws, regulations, and programs intended to protect the environment. For example, the federal government, as well as several state and local governments, have implemented legislative and regulatory proposals and voluntary measures intended to reduce greenhouse gas emissions. Compliance with laws, regulations, and other programs intended to reduce emissions or otherwise protect the environment may require us to reduce our emissions, secure carbon offset credits or otherwise pay for emissions, or make capital investments to modify certain aspects of our operations to reduce emissions. Future policy, legal, and regulatory developments relating to the protection of the environment could increase our costs and have a material adverse effect on our operations.

We support our major airline partners' goals and strategies to reduce carbon emissions on flights we operate under our code-share agreements and, as we work to support each of our major airline partners' goals and strategies, initiatives to reduce emissions may not materialize and could materially and adversely affect the Company's business plans, strategies, and results of operations.

During 2022, we produced approximately 5.5 million metric tons of CO_2e primarily from jet fuel emissions, using industry emissions factors for jet fuel gallons consumed on flights we operated under our code-share agreements. Under our flying contracts, our major airline partners are responsible for fuel procurement and selection of the type of aircraft we operate and have significant control over our flight schedules. Accordingly, we anticipate our major airline partners will take responsibility for carbon emissions incurred on our contract flights. Each of our major airline partners may have different goals, strategies and timelines to reduce carbon emissions on our flights. We are largely dependent on the direction from our major airline partners regarding long-term fuel saving initiatives such as engine innovations reducing fuel consumption, use of sustainable alternative fuels, carbon sequestration programs, air traffic flow routing efficiencies, among other initiatives. Each of our major airline partners may pursue alternative strategies and goals to reduce carbon emissions on flights we operate under our code-share agreements that may impact the rate at which we are able to reduce our carbon emissions, if at all. There is no assurance our major airline partners will take responsibility for carbon emissions incurred under our contract flights and no assurance future long-term fuel saving initiatives will materialize. In the event we pursue initiatives to reduce our carbon emissions, the cost could materially and adversely affect our business plans and results of operations.

Risks Related to Dividends, Share Repurchases and Our Common Stock

We cannot assure we will resume dividend payments and/or stock repurchases in the future.

Historically, we have paid dividends and repurchased shares of our common stock in varying amounts. During 2020, 2021 and through September 30, 2022, we were restricted from paying dividends and repurchasing shares of our common stock under the Payroll Support Program Agreement and the Treasury Loan Agreement under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), the Payroll Support Program Extension Agreement under the Consolidated Appropriations Act, 2021 (the "2021 Appropriations Act") and the Payroll Support Program 3 Agreement under the American Rescue Plan Act of 2021 (the "American Rescue Plan Act") with Treasury.

There can be no assurance that we will resume our past practice of paying dividends on our common stock or that we will have the financial resources to pay such dividends. The future payment of dividends and the number of shares of common stock we may repurchase will depend upon our financial condition and results of operations and other factors deemed relevant by our board of directors.

If we resume paying cash dividends or resume a share repurchase program, such dividends and repurchases could affect our stock price and increase its volatility. Additionally, resuming our share repurchase program and any future dividends may reduce our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions.

Our common stock price may fluctuate significantly.

Volatility in our common stock price may prevent holders from selling shares at or above the prices paid for them. During the year ended December 31, 2022, our common stock closing price varied between a high of $41.83 and a low of $14.87. The market price of our common stock may fluctuate significantly for a variety of reasons, including: general market, political and other economic conditions; new regulatory pronouncements or changes in regulatory guidelines; announcements concerning the airline industry, our major airline partners or competitors; the market's reaction to our quarterly or annual earnings or those of other companies in the airline industry; failure to meet financial analysts' performance expectations or changes in recommendations by financial analysts for our common stock or the stock of other airlines; significant sales of our common stock, and other risks described in these "Risk Factors." In recent periods, the stock market has experienced extreme declines and volatility, significantly impacting the market price of securities issued by many companies, including us and other companies in our industry.

We issued warrants to purchase shares of our common stock to Treasury for relief we received under the CARES Act, the 2021 Appropriations Act, and the American Rescue Plan Act.

In 2020, we issued warrants to purchase 370,720 shares of our common stock with an exercise price of $28.38 per share to Treasury as consideration for payroll support payments we received under the CARES Act payroll support program. Also, during 2020 we issued warrants to purchase 211,416 shares of our common stock with an exercise price of $28.38 per share to Treasury as consideration for borrowing $60.0 million under the Treasury Loan Agreement. In 2021, we issued warrants to purchase 124,773 shares of our common stock with an exercise price of $40.41 per share to Treasury as consideration for payroll support payments we received under the 2021 Appropriations Act. Additionally, in 2021 we issued warrants to purchase 78,317 shares of our common stock with an exercise price of $57.47 per share to Treasury as consideration for payroll support payments we received under the American Rescue Plan Act.

If Treasury exercises its option to purchase shares of our common stock under warrants previously issued to Treasury, such exercise will be dilutive to our shareholders. As of December 31, 2022, Treasury has not exercised any of the warrants issued.

Provisions of our charter documents and code-share agreements may limit the ability or desire of others to gain control of our Company.

Our ability to issue shares of preferred and common stock without shareholder approval may have the effect of delaying or preventing a change in control and may adversely affect the voting and other rights of the holders of our common stock, even in circumstances where such a change in control would be viewed as desirable by most investors. The provisions of the Utah Control Shares Acquisitions Act may also discourage the acquisition of a significant interest in or control of our Company. Additionally, our code-share agreements contain termination and extension trigger provisions related to change in control type transactions that may have the effect of deterring a change in control of our Company.

General Risk Factors

We may be a party to litigation in the normal course of business or otherwise, which could affect our financial condition and results of operations.

We may become party to or otherwise involved in legal proceedings, claims and government inspections or investigations and other legal matters, arising in the ordinary course of our business or otherwise, including, but not limited to those related to injury or tort, environmental, employment and commercial legal issues. Legal proceedings can be complex and take many months, or even years, to reach resolution, with the final outcome depending on a number of variables, some of which are not within our control. Litigation is subject to significant uncertainty and may be expensive, time-consuming, and disruptive to our operations. Although we will vigorously defend ourselves in such legal proceedings, their ultimate resolution and potential financial and other impacts on us are uncertain. If a legal proceeding is resolved against us, it could result in significant compensatory damages or injunctive relief that could materially adversely affect our financial condition, results of operations and cash flows.

The adoption of new tax legislation or changes to existing tax laws and regulations could adversely affect our financial condition or results of operations.

We are subject to tax laws and regulations of the U.S. federal, state and local governments as well as various non-U.S. jurisdictions. Potential changes in existing tax laws, including future regulatory guidance, may impact our effective tax rate and tax payments. There can be no assurance that changes in tax laws or regulations, both within the United States and the other jurisdictions in which we operate, will not materially and adversely affect our effective tax rate, tax payments, financial condition and results of operations. Similarly, changes in tax laws and regulations that impact our major airline partners, customers or the economy generally may also impact our financial condition and results of operations.

In addition, tax laws and regulations are complex and subject to varying interpretations, and any significant failure to comply with applicable tax laws and regulations in all relevant jurisdictions could give rise to substantial penalties and liabilities. Any changes in enacted tax laws, rules or regulatory or judicial interpretations; any adverse outcome in connection with tax audits in any jurisdiction; or any change in the pronouncements relating to accounting for income taxes could materially and adversely impact our effective tax rate, tax payments, financial condition and results of operations.

We have guaranteed the indebtedness of third parties that may default on their debt and require us to pay.

In 2022, we agreed to guarantee $19.8 million of debt for a 14 CFR Part 135 air carrier. The debt is secured by the Part 135 air carrier's aircraft and engines and has a five-year term. The purpose of the arrangement is to increase the potential number of commercial pilots in the Company's hiring pipeline. In the event of default, if we are unable to sell the collateral, or the fair value is less than the required payment, it could negatively impact our financial condition and financial results. Additionally, there is no guarantee that the relationship with this entity will have a favorable effect on our ability to recruit pilots.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Flight Equipment

As of December 31, 2022, our fleet used by our SkyWest Airlines segment under our code-share agreements consisted of the following types of owned and leased aircraft:

Aircraft Type	Number of Owned Aircraft	Number of Leased Aircraft	Passenger Capacity	Scheduled Flight Range (miles)	Average Cruising Speed (mph)	Average Age (years)
E175s	205	31	70-76	2,100	530	4.9
CRJ900s	16	25	70-76	1,500	530	12.0
CRJ700s	77	27	65-70	1,600	530	17.3
CRJ200s	130	6	50	1,500	530	20.2

Several factors may impact our fleet size throughout 2023 and thereafter, including, but not limited to, contract expirations that are not renewed, labor shortages, reductions in our prorate fleet, lease expirations that are not extended and growth opportunities. Our actual future fleet size and/or mix of aircraft types and future aircraft scheduled utilization will likely vary, and may vary materially, from our current fleet size and/or mix and aircraft utilization.

Ground Facilities

We lease many of the buildings and associated land that we occupy. Most of these leases are for facilities at airports with various government agencies that control the use of the airport. We lease maintenance, training and office facilities in Salt Lake City, Utah, and we lease additional maintenance facilities in Boise, Idaho; Fresno, California; Tucson, Arizona; Chicago, Illinois; Detroit, Michigan; Nashville, Tennessee; South Bend, Indiana; and Fort Wayne,

Indiana. We also lease ticket counters, passenger hold rooms, operating areas and other terminal space in many of the airports that we serve.

We own our corporate headquarters facilities located in St. George, Utah and a maintenance accessory shop facility in Salt Lake City, Utah. We also own maintenance facilities on land leases with airport authorities in Milwaukee, Wisconsin; Oklahoma City, Oklahoma; and Colorado Springs, Colorado.

ITEM 3. LEGAL PROCEEDINGS

We are subject to certain legal actions which we consider routine to our business activities. As of December 31, 2022, our management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters was not likely to have a material adverse effect on our financial position, liquidity or results of operations. However, the ultimate resolution of these matters is inherently uncertain.

ITEM 4. MINE SAFETY DISCLOSURES

The disclosure required by this item is not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on The Nasdaq Global Select Market under the symbol "SKYW." As of February 10, 2023, there were approximately 3,917 stockholders of record of our common stock. Securities held of record do not include shares held in securities position listings. The transfer agent for our common stock is Zions First National Bank, Salt Lake City, Utah.

Dividends

The Company did not declare dividends for the years ended December 31, 2021 and 2022. Pursuant to the terms of our agreements with Treasury, the Company was restricted from paying dividends through September 30, 2022. There can be no assurance that we will pay dividends in the future.

Issuer Purchases of Equity Securities

Our Board of Directors has adopted a stock repurchase program which authorizes the Company to repurchase shares of our common stock in the public market or in private transactions, from time to time, at prevailing prices. Our stock repurchase program was authorized in 2019 for the repurchase of up to $250.0 million of our common stock. As of December 31, 2022, we had repurchased 1,966,353 shares of our common stock for $110.4 million under this authorization. No shares of common stock were repurchased under our repurchase program during the twelve months ended December 31, 2022. We may resume stock repurchases under our 2019 program now that the restrictions under our agreements with Treasury have lapsed.

Stock Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total shareholder return on our common stock over the five-year period ended December 31, 2022, with the cumulative total return during such period of the Nasdaq Stock Market (U.S. Companies) and the Nasdaq Stock Market Transportation Index. The following graph assumes an initial investment of $100.00 with dividends reinvested. The stock performance shown on the graph below represents historical stock performance and is not necessarily indicative of future stock price performance.



INDEXED RETURNS

Company Name / Index	Base Period 2017	Years Ending				
		2018	2019	2020	2021	2022
SkyWest, Inc.	**100**	84.50	123.72	77.43	75.49	31.71
NASDAQ Composite.	**100**	97.16	132.81	192.47	235.15	158.65
NASDAQ Transportation Index	**100**	90.96	114.55	149.90	189.54	160.39

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents factors that had a material effect on our results of operations during the years ended December 31, 2022 and 2021. Also discussed is our financial condition as of December 31, 2022 and 2021. You should read this discussion in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this Report or incorporated herein by reference. This discussion and analysis contains forward-looking statements. Please refer to the sections of this Report entitled "Cautionary Statement Concerning Forward-Looking Statements" and "Item 1A. Risk Factors" for discussion of some of the uncertainties, risks and assumptions associated with these statements.

This section of this Annual Report on Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Annual Report on Form 10-K can be found in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

Overview

We have the largest regional airline operation in the United States. As of December 31, 2022, we offered scheduled passenger and air freight service with approximately 1,620 total daily departures to destinations in the United

States, Canada, and Mexico. As of December 31, 2022, we had 625 total aircraft in our fleet, including 517 aircraft in scheduled service or under contract under our code-share agreements, summarized as follows:

	E175	CRJ900	CRJ700	CRJ200	Total
United	90	—	19	111	220
Delta	84	41	5	25	155
American	20	—	80	—	100
Alaska	42	—	—	—	42
Aircraft in scheduled service or under contract	236	41	104	136	517
Leased to third parties	—	5	35	—	40
Other*	—	3	28	37	68
Total Fleet	236	49	167	173	625

*As of December 31, 2022, other aircraft included: supplemental spare aircraft supporting our code-share agreements that may be used in future code-share or leasing arrangements, aircraft transitioning between code-share agreements with our major airline partners, aircraft held for sale, or aircraft that are scheduled to be disassembled for use as spare parts.

Our business model is based on providing scheduled regional airline service under code-share agreements (commercial agreements between airlines that, among other things, allow one airline to use another airline's flight designator codes on its flights) with our major airline partners. Our success is principally centered on our ability to meet the needs of our major airline partners through providing a reliable and safe operation at attractive economics.

During the 2022 calendar year, we made changes to our fleet count under our flying agreements, including the addition of 25 new E175 aircraft. Additionally, during the 2022 calendar year, we increased the number of CRJ700 aircraft we leased to third parties from 34 to 35 aircraft.

We anticipate our fleet will continue to evolve, as we are scheduled to add a total of three new E175 aircraft with Delta in 2023 and 2024 and one new E175 aircraft with Alaska in 2025. Timing of these anticipated deliveries may be subject to change as we are coordinating with our major airline partners in response to the COVID-19 recovery, labor availability or other factors. Our primary objective in the fleet changes is to improve our profitability by adding new E175 aircraft and used CRJ aircraft to capacity purchase agreements, and potentially removing older aircraft from service that typically require higher maintenance costs.

For the year ended December 31, 2022, approximately 42.6% of our aircraft in scheduled service or under contract were operated for United, approximately 30.0% were operated for Delta, approximately 19.3% were operated for American and approximately 8.1% were operated for Alaska.

Historically, multiple contractual relationships with major airlines have enabled us to reduce our reliance on any single major airline code and to enhance and stabilize operating results through a mix of capacity purchase arrangements and our prorate flying arrangements. For the year ended December 31, 2022, contract flying revenue and prorate revenue represented approximately 88.0% and 12.0%, respectively, of our total flying agreements revenue. On contract routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories and we are compensated by the major airline partner at contracted rates based on completed block hours (measured from takeoff to landing, including taxi time), flight departures, the number of aircraft under contract and other operating measures. On prorate routes, we have more control over scheduling, pricing and seat inventories, we share passenger fares with our major airline partners according to prorate formulas and we are responsible for the operating costs of the prorate flights, including fuel and airport costs.

Financial Highlights

We had total operating revenues of $3.0 billion for the year ended December 31, 2022, a 10.7% increase compared to total operating revenues of $2.7 billion for the year ended December 31, 2021. We had net income of $73.0 million, or $1.44 per diluted share, for the year ended December 31, 2022, compared to net income of $111.9 million, or $2.20 per diluted share, for the year ended December 31, 2021. The significant items affecting our revenue and operating expenses during the year ended December 31, 2022, are outlined below:

Revenue

The number of aircraft we have in scheduled service and the number of block hours we incur on our flights are primary drivers to our flying agreements revenue under our capacity purchase agreements. The number of flights we operate and the corresponding number of passengers we carry are the primary drivers to our revenue under our prorate flying agreements. The number of aircraft we have in scheduled service or under contract under code-share agreements increased from 509 as of December 31, 2021, to 517 as of December 31, 2022; the number of block hours decreased from 1.32 million in 2010 to 1.25 million in 2022, or by 4.9%.

Our capacity purchase revenue increased $345.1 million, or 15.6%, from 2021 to 2022. The change was primarily as a result of additional aircraft operating under our capacity purchase agreements in 2022 compared to 2021 and the temporary rate reductions we provided our major airline partners under our capacity purchase agreements during the year ended December 31, 2021 for COVID-19 relief, as further described in the section of this report entitled "Results of Operations." As a result of decreased flight schedules and passengers carried on our prorate routes, our prorate revenue decreased $60.3 million, or 14.7% in 2022, as compared to 2021.

Operating Expenses

Our total operating expenses increased $386.1 million, or 15.8% for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily due to $422.7 million in payroll support grants received from Treasury that was recorded an offset to our operating expenses for the year ended December 31, 2021. We did not have a comparable payroll support grant for the year ended December 31, 2022. Additional details regarding the increase in our operating expenses are described in the section of this Report entitled "Results of Operations."

Fleet Activity

The following table summarizes our fleet activity for 2022:

Aircraft in Service or Under Contract	December 31, 2021	Additions	Removals	December 31, 2022
E175s	211	25	—	236
CRJ900s	44	—	(3)	41
CRJ700s	114	—	(10)	104
CRJ200s	140	—	(4)	136
Total	509	25	(17)	517

During 2022, we took delivery of 25 new E175 aircraft and placed the aircraft into service or under contract under capacity purchase agreements. We removed 10 CRJ700 aircraft, three CRJ900 aircraft and four CRJ200 aircraft from service during 2022. We are evaluating alternative uses for the aircraft removed from service.

Results of Operations

2022 Compared to 2021

Operational Statistics

The following table sets forth our major operational statistics and the associated percentages of change for the periods identified below. The decrease in block hours and departures during the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily due to labor constraints, including the number of available captains in 2022.

	For the year ended December 31,		
Block hours by aircraft type:	**2022**	**2021**	**% Change**
E175s.	635,039	613,465	3.5 %
CRJ900s	101,662	116,576	(12.8)%
CRJ700s	261,036	289,902	(10.0)%
CRJ200s	256,655	299,685	(14.4)%
Total block hours	1,254,392	1,319,628	(4.9)%
Departures	739,388	749,943	(1.4)%
Passengers carried	40,064,689	36,608,918	9.4 %
Passenger load factor	83.4 %	74.6 %	8.8 pts
Average passenger trip length (miles)	493	532	(7.3)%

Operating Revenues

The following table summarizes our operating revenue for the periods indicated (dollar amounts in thousands):

	For the year ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
Flying agreements	$ 2,899,837	$ 2,615,076	$ 284,761	10.9 %
Lease, airport services and other	105,088	98,415	6,673	6.8 %
Total operating revenues	$ 3,004,925	$ 2,713,491	$ 291,434	10.7 %

Flying agreements revenue primarily consists of revenue earned on flights we operate under our capacity purchase agreements and prorate agreements with our major airline partners. Lease, airport services and other revenues consist of revenue earned from leasing aircraft and spare engines to third parties separate from our capacity purchase agreements and providing airport counter, gate and ramp services.

We disaggregate our flying agreements revenue into the following categories (dollar amounts in thousands):

	For the year ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
Capacity purchase agreements flight operations revenue	$ 2,028,308	$ 1,678,219	$ 350,089	20.9 %
Capacity purchase agreements aircraft lease revenue	522,193	527,173	(4,980)	(0.9)%
Prorate agreements revenue	349,336	409,684	(60,348)	(14.7)%
Flying agreements revenue	$ 2,899,837	$ 2,615,076	$ 284,761	10.9 %

The increase in "Capacity purchase agreements flight operations revenue" of $350.1 million was primarily due to an increase in the number of E175 aircraft we operated under our contracts with our major airline partners during the year ended December 31, 2022, compared to the year ended December 31, 2021, and rate increases since December 31, 2021. From December 31, 2021 to December 31, 2022, we added 25 E175 aircraft under capacity purchase agreements. Our E175 aircraft completed block hours increased 3.5% for the year ended December 31, 2022, compared to the year ended December 31, 2021. Additionally, in response to the COVID-19 demand reduction experienced by our major airline partners in 2021, we provided temporary rate reductions to our major airline partners under our capacity purchase agreements during the year ended December 31, 2021. We did not provide our major airline partners temporary rate reductions during the year ended December 31, 2022.

The decrease in "Capacity purchase agreements aircraft lease revenue" of $5.0 million was primarily due to revenue deferred during the year ended December 31, 2022, offset by lease revenue from the 25 additional E175 aircraft placed under contract during the year ended December 31, 2022. During the year ended December 31, 2022, we amended our capacity purchase agreements with certain major airline partners that reduced certain future contractual fixed monthly payments and increased future contractual variable payments. As a result of these amendments, we deferred recognizing lease revenue on $22.1 million of the allocated fixed monthly lease payments received during the year ended December 31, 2022, under the straight-line method.

The decrease in prorate agreements revenue of $60.3 million was primarily due to the decrease in the number of prorate passengers and passenger revenue we received on routes we operated under our prorate agreements during 2022, compared to 2021. Due to labor constraints, including the number of available captains, we operated fewer aircraft under our prorate agreements during the year ended December 31, 2022, compared to the year ended December 31, 2021.

The increase in lease, airport services and other revenues of $6.7 million was primarily due an increase in the number of flights operated at locations where we were contracted to provide airport customer service during 2022 compared to 2021. We also leased 35 CRJ700 aircraft to third parties during 2022, compared to 34 CRJ700 aircraft leased to a third parties during 2021.

Operating Expenses

Individual expense components attributable to our operations are set forth in the following table (dollar amounts in thousands).

	For the year ended December 31,			
	2022	2021	$ Change	% Change
Salaries, wages and benefits	$ 1,211,551	$ 986,664	$ 224,887	22.8 %
Aircraft maintenance, materials and repairs	644,157	817,803	(173,646)	(21.2)%
Depreciation and amortization	394,552	440,198	(45,646)	(10.4)%
Aircraft fuel	108,456	107,057	1,399	1.3 %
Aircraft rentals	75,353	63,357	11,996	18.9 %
Airport-related expenses	71,549	104,690	(33,141)	(31.7)%
Special items	—	84,592	(84,592)	100.0 %
Payroll support grant	—	(422,669)	422,669	(100.0)%
Other operating expenses	318,145	255,932	62,213	24.3 %
Total operating expenses	$ 2,823,763	$ 2,437,624	$ 386,139	15.8 %

Salaries, wages and benefits. The $224.9 million, or 22.8%, increase in salaries, wages and benefits was due to increased costs to attract and retain aviation professionals, particularly pilots. In 2022, we increased the pay rates to various workgroups, including our pilots, that resulted in an increase to our salaries, wages and benefits for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Aircraft maintenance, materials and repairs. The $173.6 million, or 21.2%, decrease in aircraft maintenance expense was primarily due to reliability improvement costs incurred on a portion of SkyWest Airlines' CRJ700 and CRJ200 fleets, such as engine maintenance expense, during the year ended December 31, 2021. As a result of the maintenance work completed in 2021, our maintenance events were lower for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Depreciation and amortization. The $45.6 million, or 10.4%, decrease in depreciation and amortization expense was primarily due to certain CRJ200 aircraft that became fully depreciated after December 31, 2021. This reduction in depreciation on our CRJ200 fleet was partially offset by an increase in depreciation expense due to the acquisition of 25 new E175 aircraft and spare engines in 2022.

Aircraft fuel. The $1.4 million, or 1.3%, increase in fuel cost was primarily due to an increase in our average fuel cost per gallon from $2.49 in 2021 to $4.14 in 2022, offset by a decrease in the number of flights we operated under our prorate arrangements and the corresponding decrease in gallons of fuel we purchased. We purchase and incur expense for all fuel on flights operated under our prorate agreements. All fuel costs incurred under our capacity purchase contracts are either purchased directly by our major airline partner, or if purchased by us, we record the direct reimbursement as a reduction to our fuel expense. The following table summarizes the gallons of fuel we purchased under our prorate agreements, for the periods indicated:

(in thousands)	For the year ended December 31,		
	2022	2021	% Change
Fuel gallons purchased	26,218	43,059	(39.1)%
Fuel expense	$ 108,456	$ 107,057	1.3 %

Aircraft rentals. The $12.0 million, or 18.9%, increase in aircraft rentals was primarily related to a shortened expected useful life on 21 leased CRJ aircraft that are in the process of being stored prior to the lease expiration in early 2024, which resulted in an acceleration of lease expenses on those aircraft.

Airport-related expenses. Airport-related expenses include airport-related customer service costs such as outsourced airport gate and ramp agent services, airport security fees, passenger interruption costs, deicing, landing fees and station rents. For clarity, our employee airport customer service labor costs are reflected in salaries, wages and benefits and customer service labor costs we outsource to third parties are included in airport-related expenses. The $33.1 million, or 31.7%, decrease in airport-related expenses for the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily due to a decrease in subcontracted airport services, landing fees and deicing events as a result of a decrease in the number of flights we operated under our prorate arrangements.

Special items. Special items for 2021 consisted of a non-cash impairment charge on SkyWest Airlines' CRJ900 fleet of $84.6 million.

Payroll support grant. During 2021, we entered into two Payroll Support Program Agreements with U.S. Treasury that provided certain payroll support relief payments that were recognized as a reduction in labor expense over the periods the grants intended to compensate. We recognized $422.7 million in payroll support grant proceeds we received as a reduction to our operating expenses for the year ended December 31, 2021. We did not have a comparable payroll support grant during the year ended December 31, 2022.

Other operating expenses. Other operating expenses primarily consist of property taxes, hull and liability insurance, simulator costs, crew per diem, crew hotel costs and credit loss reserves. The $62.2 million, or 24.3%, increase in other operating expenses was primarily related to an asset held for sale write-down of $51.4 million during the year ended December 31, 2022, and an increase in training expenses and simulator costs related to an increase in pilot hiring during 2022.

Summary of interest expense, interest income, other income (expense) and provision for income taxes:

Interest Expense. The $4.0 million increase in interest expense was primarily related an increase in long-term debt subsequent to December 31, 2021, as well as a higher average effective interest rate in 2022 as compared to 2021. Our average effective interest rate for 2022 and 2021 was 4.0% and 3.8%, respectively.

Interest income. Interest income increased $16.5 million, from $1.1 million during the year ended December 31, 2021, to $17.6 million during the year ended December 31, 2022. The increase in interest income was primarily related to an increase in marketable securities from $602.0 million at December 31, 2021 to $944.2 million at December 31, 2022, as well as an increase in the average interest rates attributed to our marketable securities from 2021 to 2022.

Other income (expense), net. Other income (expense), net increased $24.1 million, compared to 2021. Other income (expense), net primarily consists of the unrealized gains on our investments in other companies, income related to our investment in a joint venture with a third party and gains or losses on the sale of assets. During 2022, we recorded gains from our investments in other companies of $11.4 million and gains, net of losses, of $7.9 million on the sale of assets.

Summary of provision for income taxes:

Provision for income taxes. For the years ended December 31, 2022, and December 31, 2021, our income tax provision rates were 21.2% and 25.7%, respectively, which include the statutory federal income tax rate of 21% and other reconciling income tax items, including state income taxes and the impact of non-deductible expenses. For the year ended December 31, 2022, the decrease in our effective tax rate primarily related to the lapse of a previously recorded uncertain tax position liability of $7.3 million that was recognized as a benefit in 2022, partially offset by a $1.7 million valuation allowance on state net operating losses anticipated to expire prior to utilization recorded in 2022. Our income tax provision rate may fluctuate each reporting period based on various factors including, but not limited to, the amount of our non-deductible operating expenses, relative to our income before income taxes.

Net Income. Primarily due to the factors described above, we generated net income of $73.0 million, or $1.44 per diluted share, for the year ended December 31, 2022, compared to net income of $111.9 million, or $2.20 per diluted share, for the year ended December 31, 2021.

Our Business Segments 2022 compared to 2021:

For the years ended December 31, 2022 and 2021, our reporting segments included SkyWest Airlines and SkyWest Leasing.

Our chief operating decision maker analyzes the profitability of operating aircraft under our code-share agreements separately from the profitability of our financing new aircraft acquired through debt and cash placed under our capacity purchase agreements, currently consisting of our E175 fleet, and our return on such aircraft financing. More specifically, the SkyWest Leasing segment includes an allocation of revenue from our capacity purchase agreements attributed to our financing of new aircraft through debt and cash covered under such agreements, and the respective depreciation and interest expense of such financed aircraft. The SkyWest Leasing segment also includes the activity of acquiring and leasing used regional jet aircraft and regional aircraft engines to other entities. The SkyWest Leasing segment's total assets and capital expenditures include new E175 aircraft acquired through the issuance of debt and our aircraft and engines leased to other entities. Additionally, aircraft removed from SkyWest Airlines operations and held for sale are included in the SkyWest Leasing segment.

The SkyWest Airlines segment includes all other revenue and operating expenses attributed to operating aircraft under our capacity purchase agreements and all revenue and operating expenses attributed to our prorate agreements and airport service agreements.

Corporate overhead expenses, primarily consisting of administrative labor costs, were allocated to the operating expenses of SkyWest Airlines and SkyWest Leasing. Overhead expenses allocated to SkyWest Leasing reflect our estimated labor expense incurred to support SkyWest Leasing activities.

The following table sets forth our segment data for the years ended December 31, 2022 and 2021 (in thousands):

	For the year ended December 31, (dollar amounts in thousands)			
	2022	2021	$ Change	% Change
Operating Revenues:				
SkyWest Airlines	$ 2,492,318	$ 2,192,432	$ 299,886	13.7 %
SkyWest Leasing	512,607	521,059	(8,452)	(1.6)%
Total Operating Revenues	$ 3,004,925	$ 2,713,491	$ 291,434	10.7 %
Operating Expenses and Interest Expense:				
SkyWest Airlines	$ 2,537,881	$ 2,190,884	$ 346,997	15.8 %
SkyWest Leasing	412,965	369,862	43,103	11.7 %
Total Operating Expenses and Interest Expense [1]	$ 2,950,846	$ 2,560,746	$ 390,100	15.2 %
Segment profit (loss):				
SkyWest Airlines	$ (45,563)	$ 1,548	$ (47,111)	(3,043.3)%
SkyWest Leasing	99,642	151,197	(51,555)	(34.1)%
Total Segment Profit	$ 54,079	$ 152,745	$ (98,666)	(64.6)%
Interest Income	17,605	1,114	16,491	1,480.3 %
Other Income (Expense), net	20,899	(3,249)	24,148	(743.2)%
Consolidated Income Before Taxes	$ 92,583	$ 150,610	$ (58,027)	(38.5)%

[1] We include interest expense in our segment profit given our interest expense is primarily attributed to debt associated with financing aircraft under our capacity purchase agreements and revenue earned under our capacity purchase agreements is intended to compensate us for our aircraft ownership costs, including interest expense.

SkyWest Airlines Segment Profit (Loss). SkyWest Airlines segment profit decreased $47.1 million during 2022, compared to 2021, from $1.5 million segment profit for the year ended December 31, 2021 to $45.6 million segment loss for the year ended December 31, 2022. Significant items contributing to the SkyWest Airlines segment profit (loss) are set forth below.

SkyWest Airlines operating revenues increased $299.9 million, or 13.7%, from 2021 to 2022, due to the additional E175 aircraft operating under our capacity purchase agreements. Additionally, during 2021, SkyWest Airlines provided temporary rate reductions to our major airline partners under our capacity purchase agreements during the year ended December 31, 2021, in response to the COVID-19 demand reduction experienced by our major airline partners in 2021. We did not provide temporary rate reductions to our major airline partners in 2022. SkyWest Airlines' block hour production decreased to 1,254,392, or 4.9%, for 2022 from 1,319,628 for 2021, primarily due to reduced flight schedules as a result of labor constraints, including the number of available captains.

SkyWest Airlines' operating expenses and interest expense increased $347.0 million, or 15.8%, from 2021 to 2022 due to the following primary factors:

- SkyWest Airlines' salaries, wages and benefits expense increased by $224.1 million, or 22.8%, primarily due to increased costs to attract and retain aviation professionals for the year ended December 31, 2022, compared to the year ended December 31, 2021.

- SkyWest Airlines' aircraft maintenance, materials and repairs expense decreased by $172.1 million, or 21.6%, primarily due to reliability improvement costs incurred on a portion of SkyWest Airlines' CRJ700 and CRJ200 fleets, such as engine maintenance expense, during the year ended December 31, 2021. As a result of the maintenance work completed in 2021, our maintenance events were lower for the year ended December 31, 2022, compared to the year ended December 31, 2021.

- SkyWest Airlines' depreciation and amortization expense decreased by $27.8 million, or 13.2%, primarily due to certain CRJ200 aircraft and engines that became fully depreciated during 2022.

- SkyWest Airlines' fuel expense increased $1.4 million, or 1.3%, due to an increase in our average fuel cost per gallon from $2.49 in 2021 to $4.14 in 2022, offset by a decrease in the number of flights we operated under our prorate arrangements and the corresponding decrease in gallons of fuel we purchased.

- SkyWest Airlines recognized $422.7 million in payroll support grant proceeds as a reduction to our operating expenses in 2021. SkyWest Airlines did not have a comparable grant in 2022.

- SkyWest Airlines recorded a non-cash impairment charge on its CRJ900 fleet of $84.6 million in 2021.

- SkyWest Airlines' remaining expenses decreased $16.6 million, or 3.9%, primarily related to a decrease in other operating costs that correspond to a decrease in our prorate operations in 2022 compared to 2021, such as subcontracted airport services, landing fees, and deicing events.

SkyWest Leasing Segment Profit. SkyWest Leasing profit decreased $51.6 million, or 34.1%, during 2022, compared to 2021. SkyWest Leasing revenue decreased $8.5 million, or 1.6%, primarily due to deferring lease revenue, offset by lease revenue from the 25 additional E175 aircraft placed under contract during the year ended December 31, 2022, compared to December 31, 2021. During the year ended December 31, 2022, we amended our capacity purchase agreements with certain major airline partners that reduced certain future contractual fixed monthly payments and increased future contractual variable payments. As a result of these amendments, we deferred recognizing lease revenue on $22.1 million of the allocated fixed monthly lease payments received during the year ended December 31, 2022, under the straight-line method.

SkyWest Leasing operating expenses and interest expense increased $43.1 million, or 11.7%, from 2021 to 2022 primarily due to a non-cash impairment charge of $51.4 million related to 14 CRJ700 aircraft that were held for sale in 2022. During 2022, the Company committed to a formal plan to sell 14 CRJ700 aircraft. The aircraft are expected to be disposed of via sale within the next 12 months and met the criteria to be classified as assets held for sale. The Company presented the assets held for sale at the lower of their current carrying value or their fair market value less costs to sell, resulting in a non-cash impairment charge.

Liquidity and Capital Resources

As of December 31, 2022, we had $1.0 billion in cash, cash equivalents and marketable securities and $70.1 million available for borrowings under our line of credit. Given our available liquidity as of December 31, 2022, we believe the working capital currently available to us will be sufficient to meet our present financial requirements, including planned capital expenditures, scheduled lease payments and debt service obligations for at least the next 12 months.

Our total of cash, cash equivalents and marketable securities increased from $860.4 million as of December 31, 2021, to $1.0 billion as of December 31, 2022, or by $186.8 million. Our total long-term debt, including current maturities increased from $3,109.2 million as of December 31, 2021, to $3,380.3 million as of December 31, 2022, or by $271.1 million, primarily due to debt issued to finance 25 new E175 aircraft and spare engines, partially offset by scheduled debt payments for the 2022 year. At December 31, 2022, our total capital mix was 44.4% equity and 55.6% long-term debt, compared to 45.5% equity and 54.5% long-term debt at December 31, 2021.

As of December 31, 2022 and 2021, we had $59.2 million and $61.4 million, respectively, in letters of credit and surety bonds outstanding with various banks and surety institutions. We had no restricted cash as of December 31, 2022 and 2021.

Sources and Uses of Cash

Cash Position and Liquidity. The following table provides a summary of the net cash provided by (used in) our operating, investing and financing activities for the years ended December 31, 2022 and 2021, and our total cash and marketable securities position as of December 31, 2022 and December 31, 2021 (in thousands).

	For the year ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
Net cash provided by operating activities	$ 480,376	$ 831,820	$ (351,444)	(42.3)%
Net cash used in investing activities	(904,894)	(698,522)	(206,372)	29.5 %
Net cash provided by (used in) financing activities . .	269,081	(90,600)	359,681	(397.0)%

	December 31, 2022	**December 31, 2021**	**$ Change**	**% Change**
Cash and cash equivalents	$ 102,984	$ 258,421	$ (155,437)	(60.1)%
Marketable securities.	944,231	601,989	342,242	56.9 %
Total	$ 1,047,215	$ 860,410	$ 186,805	21.7 %

Cash Flows provided by Operating Activities

Our cash flows provided by operating activities was $480.4 million in 2022, compared to $831.8 million in 2021. Our operating cash flows are typically impacted by various factors including our net income, adjusted for non-cash expenses and gains such as depreciation expense, asset impairment charges, stock-based compensation expense, and gains or losses on the disposal of assets; and timing of cash payments and cash receipts attributed to our various current asset and liability accounts, such as accounts receivable, inventory, accounts payable, accrued liabilities, deferred revenue and unbilled revenue.

The decrease in our cash flow from operations in 2022 compared to 2021, was primarily due to timing of payments associated with our accounts payable and other current liabilities at the end of 2021 compared to the end of 2022, which reduced our cash flow from operations to $273.2 million in 2022. Additionally, depreciation and amortization, a non-cash adjustment to reconcile to net income, decreased to $394.6 million during 2022 from $440.2 million during 2021.

Cash Flows used in Investing Activities

Our cash flows used in investing activities was $904.9 million in 2022, compared to $698.5 million in 2021. Our investing cash flows are typically impacted by various factors including our capital expenditures, such as the acquisition of aircraft and spare engines; deposit payments and refunds of previously made deposits on new aircraft; purchase and sales of marketable securities; proceeds from the sale of assets; and timing of cash payments and cash receipts attributed to our various long-term asset and long-term liability accounts.

The increase in our cash flow used in investing activities in 2022 compared 2021, was primarily due to an increase in cash used for purchases of marketable securities, net of sales of marketable securities, of $354.2 million, resulting from the transfer of cash into marketable securities accounts. Cash used in purchases of marketable securities, net of sales of marketable securities was $346.0 million in 2022, compared to cash provided by sales of marketable securities, net of purchases of marketable securities of $8.2 million in 2021. Additionally, cash used on new aircraft deposits, net of previously made deposits applied towards acquired aircraft, provided $101.3 million of cash during 2022 compared to using $92.7 million of cash during 2021, based on the timing of new aircraft orders and aircraft deliveries.

Cash Flows provided by (used in) Financing Activities

Our cash flows provided by financing activities was $269.1 million in 2022, compared to cash used in financing activities of $90.6 million in 2021. Our financing cash flows are typically impacted by various factors including proceeds from issuance of debt, principal payments on debt obligations, repurchases our common stock and payment of cash dividends.

The $359.7 million increase in cash provided by financing activities for the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily due to an increase of $234.5 million in proceeds from the issuance of long-term debt primarily related to the acquisition of 25 E175 aircraft and an increase in debt secured by engines during 2022. Additionally, cash used for principal payments on long-term debt decreased $125.5 million from the year ended December 31, 2021, to the year ended December 31, 2022, primarily due to paying off a portion of our long-term debt during 2021.

Significant Commitments and Obligations

General

The following table summarizes our commitments and obligations as noted for each of the next five years and thereafter (in thousands):

	Total	2023	2024	2025	2026	2027	Thereafter
Operating lease payments for aircraft and facility obligations	$ 202,935	$ 74,557	$ 32,525	$ 15,837	$ 13,427	$ 12,291	$ 54,298
Firm aircraft and spare engine commitments	140,337	53,170	59,396	27,771	—	—	—
Interest commitments [(1)]	564,465	130,882	112,676	92,737	73,338	51,888	102,944
Principal maturities on long-term debt	3,409,311	442,360	443,642	527,564	504,269	457,326	1,034,150
Total commitments and obligations	$ 4,317,048	$ 700,969	$ 648,239	$ 663,909	$ 591,034	$ 521,505	$ 1,191,392

[(1)] At December 31, 2022, all of our total long-term debt had fixed interest rates.

Purchase Commitments and Options

We are coordinating with our major airline partners and aircraft manufacturers on the timing of upcoming fleet deliveries under previously announced deals. The anticipated future aircraft delivery dates are subject to change. As of December 31, 2022, we had a firm purchase commitment for four E175 aircraft from Embraer with scheduled delivery dates anticipated through 2025.

At the time of each aircraft acquisition, we evaluate the financing alternatives available to us, and select one or more of these methods to fund the acquisition. In recent years, we have issued long-term debt to finance our new aircraft. At present, we intend to fund our aircraft purchase commitments through cash on hand and debt financing. Based on current market conditions and discussions with prospective leasing organizations and financial institutions, we currently believe that we will be able to obtain financing for our committed acquisitions, as well as additional aircraft. We intend to finance the firm purchase commitment for four E175 aircraft with approximately 80-85% debt and the remaining balance with cash.

Aircraft Lease and Facility Obligations

We also have significant long-term lease obligations, primarily relating to our aircraft fleet. Excluding aircraft financed by our major airline partners that we operate for them under contract, we had 43 aircraft under lease with remaining terms ranging from one year to eight years as of December 31, 2022. Future minimum lease payments due under all long-term operating leases were approximately $202.9 million at December 31, 2022. Assuming a 6.1% discount rate, which is the average incremental borrowing rate we anticipate we would have incurred on debt obtained over a similar term to acquire these assets, the present value of these lease obligations would have been equal to approximately $160.3 million at December 31, 2022.

Long-term Debt Obligations

As of December 31, 2022, we had $3.05 billion of long-term debt obligations related to the acquisition of aircraft. The average effective interest rate on those long-term debt obligations was approximately 4.0% at December 31, 2022. We also had $200.6 million of long-term debt obligations under the Payroll Support Program Agreements and $155.1 million of long-term debt secured by spare engines.

Under our capacity purchase arrangements, our major airline partners compensate us for our costs of owning or leasing the aircraft on a monthly basis. The aircraft compensation structure varies by agreement but is intended to cover either our aircraft principal and interest debt service costs, our aircraft depreciation and interest expense or our aircraft lease expense costs while the aircraft is under contract.

Guarantees

We have guaranteed the obligations of SkyWest Airlines under the Delta Connection Agreement and the United Express Agreement for the E175 aircraft. In addition, we have guaranteed certain other obligations under aircraft financing and leasing agreements.

We have guaranteed $19.8 million in promissory notes of a third party in event the third party defaults on its payments. The third party's loans are secured by aircraft and engines.

Critical Accounting Policies and Estimates

Our significant accounting policies are summarized in Note 1 to our Consolidated Financial Statements included in Item 8 of this Report. Critical accounting policies are those policies that are most important to the preparation of our consolidated financial statements and require management's subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies relate to revenue recognition, long-lived assets and income tax as discussed below. The application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results will likely differ, and could differ materially, from such estimates.

Revenue Recognition

Flying agreements and airport customer service and other revenues are recognized when service is provided. Under our capacity purchase and prorate flying agreements with our major airline partners, our performance obligation is determined on a per completed flight basis. Under our capacity purchase agreements, the performance obligation of each completed flight is measured using block hours incurred for each completed flight, which factors the duration of each flight. Under our airport customer service agreements, our performance obligation is measured on per departure basis for each flight we provide customer service.

A portion of our compensation under our capacity purchase agreements is designed to reimburse us for the use of the aircraft we provide under such agreements. This compensation is deemed to be lease revenue, because the agreements identify the "right of use" or a specific type and number of aircraft over the agreement term. We allocate the total consideration received under our capacity purchase agreements between the lease and non-lease components based on stand-alone selling prices. A portion of the consideration received for the use of the aircraft is a fixed monthly payment per aircraft. During the year ended December 31, 2022, we amended our capacity purchase agreements with certain major airline partners that reduced certain future contractual fixed monthly payments and increased future contractual variable payments. Accordingly, we re-evaluated the allocation of the total consideration between the lease and non-lease components for the affected amended agreements, including the allocation of the consideration to the fixed and variable lease components. As a result of these amendments, we deferred recognizing lease revenue on $22.1 million of the allocated fixed monthly lease payments received during the year ended December 31, 2022, under the straight-line method.

Additionally, a portion of our compensation under our capacity purchase agreements relates to operating the aircraft, identified as the non-lease component of the capacity purchase agreement. We recognize revenue attributed to the non-lease component received as fixed monthly payments per aircraft proportionate to the number of block hours completed during each reporting period, relative to the estimated number of block hours we anticipate completing over the remaining contract term. In 2022, we deferred $18.7 million of fixed monthly payments and recognized $11.5 million of unbilled revenue. The amount of deferred revenue and unbilled revenue from fixed monthly payments we recognize will increase or decrease in future reporting periods depending on the number of block hours we complete during such reporting period and our then-current forecast of block hours we anticipate completing over the remaining contract term based on information available to us as that time.

Our revenues could be impacted by several factors, such as our flight schedules, passenger fares we receive under our prorate agreements, terminations, extensions or other amendments to our code-share agreements, our estimates used to determine the amount of revenue we defer under our capacity purchase agreements, and our ability to earn incentive payments contemplated under applicable agreements. In the event contracted rates are not finalized at a quarterly or annual financial statement date, we record that period's revenues based on the lower of the prior period's approved rates or our estimate of rates that will be implemented upon completion of negotiations. Also, in the event we have a reimbursement dispute with a major airline partner at a quarterly or annual financial statement date, we evaluate the dispute under established revenue recognition criteria and, provided the revenue recognition criteria have been met, we recognize revenue for that period based on our estimate of the resolution of the dispute. Our rates were finalized under our code-share agreements as of December 31, 2022.

Long-Lived Assets

As of December 31, 2022, we had approximately $5.5 billion of property and equipment and related assets net of accumulated depreciation. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. When considering whether or not impairment of long-lived assets exists, we group similar assets together at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and compare the undiscounted cash flows for each asset group to the net carrying amount of the assets supporting the asset group. Asset groupings are done at the fleet type or contract level.

During 2022, we committed to a formal plan to sell 14 CRJ700 aircraft. The aircraft are expected to be disposed of via sale within the next 12 months. Accordingly, the Company determined the aircraft met the criteria to be classified as assets held for sale. The Company presented the $56.7 million of assets held for sale at the lower of their current carrying value or their fair market value less costs to sell and included the amount in "Other current assets" on the Company's consolidated balance sheet. The fair values are based upon observable and unobservable inputs, including market trends and conditions. The assumptions used to determine the fair value of the assets held for sale are subject to inherent uncertainty and could produce a wide range of outcomes which the Company will continue to monitor in future periods as new information becomes available. Prior to the ultimate sale of the assets, subsequent changes in the estimate of the fair value of the assets held for sale will be recorded as a gain or loss with a corresponding adjustment to the assets' carrying value. In connection with the classification of these assets as held for sale, the Company recorded an impairment loss of $51.4 million, which is included in "Other operating expenses" on the Company's consolidated statements of comprehensive income and in the SkyWest Leasing segment for the year ended December 31, 2022.

Factors that may impact our estimates used for depreciation include anticipated useful lives of each aircraft type and estimated residual values of each aircraft. As we operate our aircraft under code-share agreements with our major airline partners, changes in anticipated demand by our major airline partners for regional aircraft may impact our estimated useful lives and residual values for our aircraft, spare engines and other long-lived assets.

Income Tax

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Estimating our tax liabilities involves judgments related to uncertainties in the application of complex tax regulations. We make certain estimates and judgments to determine tax expense for financial statement purposes as we evaluate the effect of tax credits, tax benefits and deductions, some of which result from differences in the timing of recognition of revenue or expense for tax and financial statement purposes. Changes to these estimates may result in significant changes to our tax provision in future periods. Each fiscal quarter we re-evaluate our tax provision and reconsider our estimates and assumptions related to specific tax assets and liabilities, making adjustments as circumstances change.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Aircraft Fuel

In the past, we have not experienced sustained material difficulties with fuel availability, and we currently expect to be able to obtain fuel at prevailing prices in quantities sufficient to meet our future needs. Pursuant to our contract flying arrangements, United, Delta, American and Alaska have agreed to bear the economic risk of fuel price fluctuations on our contracted flights. We bear the economic risk of fuel price fluctuations on our prorate operations. For each of the years ended December 31, 2022, 2021 and 2020, approximately 12%, 16% and 13% of our total flying agreements revenue was derived from prorate arrangements. For the years ended December 31, 2022, 2021 and 2020, the average price per gallon of aircraft fuel was $4.14, $2.49 and $1.89, respectively. For illustrative purposes only, we have estimated the impact of the market risk of fuel fluctuations on our prorate operations using a hypothetical increase of 25% in the price per gallon we purchase. Based on this hypothetical assumption, we would have incurred an additional $27.1 million, $26.8 million and $15.4 million in fuel expense for the years ended December 31, 2022, 2021 and 2020, respectively.

Interest Rates

As of December 31, 2022, our long-term debt had fixed interest rates. We currently intend to finance the acquisition of aircraft through manufacturer financing or long-term borrowings. Changes in interest rates may impact the actual cost to us to acquire future aircraft. To the extent we place new aircraft in service under our capacity purchase agreements with United, Delta, American, Alaska or other carriers, our capacity purchase agreements currently provide that reimbursement rates will be adjusted to reflect the interest rates effective at the closing of the respective aircraft financing. A hypothetical 50 basis point change in market interest rates would not have a material effect on our financial results.

Labor and Inflation Risk

The global economy has experienced, and continues to experience high rates of inflation. We cannot predict how long these inflationary pressures will continue, or how they may change over time, but we expect to see continued impacts on the global economy and our Company.

As a result, our costs have become, and we expect they will continue to be, subject to significant inflationary pressures, and we may not be able to fully offset such higher costs through price increases under our capacity purchase agreements. Salaries, wages and benefits expense represented 42.9% of our total operating expense for year ended December 31, 2022. For illustrative purposes, a hypothetical increase of 25% in our salaries, wages and benefits during the year ended December 31, 2022, would have increased our operating expenses by approximately $302.9 million.

In September 2022, we amended our collective bargaining agreement with our pilots, which was in effect for only a portion of the year ended December 31, 2022. The amended collective bargaining agreement is anticipated to result in an increase to our pilot costs. For illustrative purposes, under SkyWest Airlines' amended collective bargaining agreement, the first-year pay rate for first officers increased from approximately $46/flight hour to $90/flight hour and the first-year CRJ and E175 captain pay rate increased from approximately $76/flight hour and $81/flight hour, respectively, to $140/flight hour for both CRJ and E175 captains. During the year ended December 31, 2022, we amended our capacity purchase agreements with certain major airline partners that resulted in higher compensation for our increased pilot pay rates.

Our inability or failure to offset a material increase in costs due to inflation and/or labor costs could harm our business, financial condition and operating results. Additionally, in the event we are unable to hire and retain qualified pilots or other operational personnel, including flight attendants and maintenance technicians, we may be unable to operate requested flight schedules under our capacity purchase agreements, which could result in a reduction in revenue and operating inefficiencies, such as incremental new-hire training costs, and could harm our business, financial condition and operating results.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information set forth below should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of SkyWest, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SkyWest, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule listed in the Index at Item 15(a)2 (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Valuation of fixed overhead deferred revenue
Description of the Matter	At December 31, 2022, the Company's deferred revenue balance totaled $113.5 million, of which $5.2 million was presented as a component of other current liabilities and $108.3 million was included in other long-term liabilities on the balance sheet. The Company's unbilled revenue balance totaled $19.9 million, of which $9.9 million was presented as a current asset, and $10.0 million was presented as a long-term asset on the balance sheet. As discussed in Note 1 to the consolidated financial statements, under the Company's capacity purchase agreements, the Company is paid a fixed amount per aircraft each month over the contract term. The Company

recognizes revenue related to the fixed amount per aircraft per month based upon completed block hours proportionate to total forecasted block hours over the contract term. To perform the allocation over the contract, the Company estimates revenue per block hour using historical data and forecasted flight activity and utilizing trends within the industry.

Auditing the forecasted block hours over the term of the contract, which is the primary input used in the deferred revenue calculation, required extensive audit effort due to the estimation uncertainty of the forecasted block hours over the contract term.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over recognition and deferral of revenue related to block hours flown. This included controls over the forecasting process used to develop the estimated future block hours used in the calculation. We also tested controls over management's review of the data used in the deferred revenue calculation.

To test the Company's estimated deferred revenue liability, we performed audit procedures that included, among others, assessing the methodology and assumptions used by the Company in the deferred revenue calculation, including testing of the forecasted block hours and validating completeness and accuracy of the underlying data used by the Company. Specifically, we compared management's forecasted block hours to historical flight activity, existing flight schedules with partner airlines, and industry trends and publications. We evaluated management's ability to accurately forecast flight activity by performing hindsight analyses comparing actual historical results to past forecasts. We also performed sensitivity analyses to understand the impact of fluctuations in forecasted block hours to the deferred revenue liability.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2003.

Salt Lake City, Utah
February 16, 2023

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

ASSETS

	December 31, 2022	December 31, 2021
CURRENT ASSETS:		
Cash and cash equivalents	$ 102,984	$ 258,421
Marketable securities	944,231	601,989
Receivables, net	100,523	65,348
Inventories, net	123,209	104,093
Other current assets	100,334	38,742
Total current assets	1,371,281	1,068,593
PROPERTY AND EQUIPMENT:		
Aircraft and rotable spares	8,143,614	7,848,100
Deposits on aircraft	23,931	124,964
Buildings and ground equipment	265,019	256,595
Total property and equipment, gross	8,432,564	8,229,659
Less-accumulated depreciation and amortization	(2,884,084)	(2,731,060)
Total property and equipment, net	5,548,480	5,498,599
OTHER ASSETS:		
Operating lease right-of-use assets	151,928	238,516
Long-term receivables and other assets	342,864	320,239
Total other assets	494,792	558,755
Total assets	$ 7,414,553	$ 7,125,947

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

(Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2022	December 31, 2021
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 438,502	$ 391,798
Accounts payable	422,001	496,333
Accrued salaries, wages and benefits	186,285	150,583
Current maturities of operating lease liabilities	71,726	78,886
Taxes other than income taxes	20,480	28,869
Other current liabilities	33,549	48,152
Total current liabilities	1,172,543	1,194,621
LONG-TERM DEBT, net of current maturities	2,941,772	2,717,420
DEFERRED INCOME TAXES PAYABLE	687,060	663,236
NONCURRENT OPERATING LEASE LIABILITIES	88,622	158,274
OTHER LONG-TERM LIABILITIES	176,925	124,882
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDERS' EQUITY:		
Preferred stock, 5,000,000 shares authorized; none issued	—	—
Common stock, no par value, 120,000,000 shares authorized; 82,592,830 and 82,335,970 shares issued as of December 31, 2022, and December 31, 2021, respectively	734,426	722,310
Retained earnings	2,236,869	2,163,916
Treasury stock, at cost, 31,994,416 and 31,956,047 shares as of December 31, 2022, and December 31, 2021, respectively	(619,862)	(618,712)
Accumulated other comprehensive loss	(3,802)	—
Total stockholders' equity	2,347,631	2,267,514
Total liabilities and stockholders' equity	$ 7,414,553	$ 7,125,947

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share amounts)

	Year Ended December 31,		
	2022	2021	2020
OPERATING REVENUES:			
Flying agreements	$ 2,899,837	$ 2,615,076	$ 2,060,801
Lease, airport services and other	105,088	98,415	66,305
Total operating revenues	3,004,925	2,713,491	2,127,106
OPERATING EXPENSES:			
Salaries, wages and benefits	1,211,551	986,664	826,109
Aircraft maintenance, materials and repairs	644,157	817,803	618,989
Depreciation and amortization	394,552	440,198	474,959
Aircraft fuel	108,456	107,057	61,739
Aircraft rentals	75,353	63,357	65,316
Airport-related expenses	71,549	104,690	93,886
Special items	—	84,592	—
Payroll support grant	—	(422,669)	(345,491)
Other operating expenses	318,145	255,932	222,797
Total operating expenses	2,823,763	2,437,624	2,018,304
OPERATING INCOME	181,162	275,867	108,802
OTHER INCOME (EXPENSE):			
Interest income	17,605	1,114	5,879
Interest expense	(127,083)	(123,122)	(123,173)
Other income (expense), net	20,899	(3,249)	1,165
Total other expense, net	(88,579)	(125,257)	(116,129)
INCOME (LOSS) BEFORE INCOME TAXES	92,583	150,610	(7,327)
PROVISION FOR INCOME TAXES	19,630	38,700	1,188
NET INCOME (LOSS)	$ 72,953	$ 111,910	$ (8,515)
BASIC EARNINGS (LOSS) PER SHARE	$ 1.44	$ 2.22	$ (0.17)
DILUTED EARNINGS (LOSS) PER SHARE	$ 1.44	$ 2.20	$ (0.17)
Weighted average common shares:			
Basic	50,548	50,348	50,195
Diluted	50,644	50,753	50,195
COMPREHENSIVE INCOME (LOSS):			
Net income (loss)	$ 72,953	$ 111,910	$ (8,515)
Net unrealized depreciation on marketable securities, net of taxes	(3,802)	—	—
TOTAL COMPREHENSIVE INCOME (LOSS)	$ 69,151	$ 111,910	$ (8,515)

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount		Shares	Amount		
Balance at December 31, 2019	81,743	$ 686,806	$ 2,079,179	(31,420)	$ (590,971)	$ —	$ 2,175,014
Change in accounting principle and other (see Note 1).	—	—	(11,639)	—	—	—	(11,639)
Balance at December 31, 2019, as adjusted	81,743	$ 686,806	$ 2,067,540	(31,420)	$ (590,971)	$ —	$ 2,163,375
Net income (loss)...................	—	—	(8,515)	—	—	—	(8,515)
Exercise of common stock options and vested employee stock awards	287	38	—	—	—	—	38
Employee income tax paid on vested equity awards......................	—	—	—	(108)	(6,165)	—	(6,165)
Sale of common stock under employee stock purchase plan	65	2,781	—	—	—	—	2,781
Stock based compensation expense	—	6,802	—	—	—	—	6,802
Treasury stock purchases.............	—	—	—	(386)	(20,000)	—	(20,000)
Cash dividends declared ($0.14 per share).............................	—	—	(7,019)	—	—	—	(7,019)
Warrants issued to U.S. Treasury.......	—	8,248	—	—	—	—	8,248
Balance at December 31, 2020	82,095	$ 704,675	$ 2,052,006	(31,914)	$ (617,136)	$ —	$ 2,139,545
Net income.......................	—	—	111,910	—	—	—	111,910
Exercise of common stock options and vested employee stock awards	177	606	—	—	—	—	606
Employee income tax paid on vested equity awards......................	—	—	—	(42)	(1,576)	—	(1,576)
Sale of common stock under employee stock purchase plan	64	2,540	—	—	—	—	2,540
Stock based compensation expense	—	8,685	—	—	—	—	8,685
Warrants issued to U.S. Treasury.......	—	5,804	—	—	—	—	5,804
Balance at December 31, 2021	82,336	$ 722,310	$ 2,163,916	(31,956)	$ (618,712)	$ —	$ 2,267,514
Net income.......................	—	—	72,953	—	—	—	72,953
Exercise of common stock options and vested employee stock awards	151	142	—	—	—	—	142
Employee income tax paid on vested equity awards	—	—	—	(38)	(1,150)	—	(1,150)
Sale of common stock under employee stock purchase plan	106	2,815	—	—	—	—	2,815
Stock based compensation expense	—	9,159	—	—	—	—	9,159
Net unrealized depreciation on marketable securities, net of tax of $1,224	—	—	—	—	—	(3,802)	(3,802)
Balance at December 31, 2022	82,593	$ 734,426	$ 2,236,869	(31,994)	$ (619,862)	$ (3,802)	$ 2,347,631

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 72,953	$ 111,910	$ (8,515)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	394,552	440,198	474,959
Stock based compensation expense	9,159	8,685	6,802
Write-off of maintenance assets	—	—	3,255
Increase (decrease) in credit loss reserves	(4,591)	(4,249)	17,087
Loss (gain) on disposal of fixed assets	(7,948)	(4,586)	445
Gain on investments in other companies	(11,380)	—	—
Net increase in deferred income taxes	23,825	37,305	6,100
Impairment on assets held for sale	51,384	—	—
Special items	—	84,592	—
Changes in operating assets and liabilities:			
Decrease (increase) in receivables	(32,959)	(30,093)	26,831
Decrease (increase) in income tax receivable	7,815	(5,570)	7,225
Decrease (increase) in inventories	(16,628)	(12,897)	19,307
Decrease (increase) in other current assets	(2,871)	(1,936)	8,233
Decrease in operating lease right-of-use assets	86,588	43,846	53,647
Decrease in operating lease liabilities	(76,812)	(51,326)	(65,557)
Increase (decrease) in deferred revenue	40,812	(6,832)	110,728
Increase in unbilled revenue	(11,491)	(8,404)	—
Increase (decrease) in accounts payable and other current liabilities	(42,032)	231,177	(26,984)
NET CASH PROVIDED BY OPERATING ACTIVITIES	480,376	831,820	633,563
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities	(1,834,403)	(1,517,861)	(1,347,775)
Sales of marketable securities	1,488,359	1,526,057	1,170,556
Acquisition of property and equipment:			
Aircraft and rotable spare parts	(632,460)	(537,574)	(425,618)
Buildings and ground equipment	(13,031)	(18,127)	(12,678)
Proceeds from the sale of property and equipment	16,983	7,117	3,239
Deposits on aircraft	(37,100)	(125,701)	(9,625)
Aircraft deposits applied towards acquired aircraft	138,383	32,962	27,858
Increase in other assets	(31,625)	(65,395)	(89,428)
NET CASH USED IN INVESTING ACTIVITIES	(904,894)	(698,522)	(683,471)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	684,502	450,032	406,364
Principal payments on long-term debt	(415,050)	(540,537)	(187,404)
Payment of debt issuance cost	(2,178)	(1,665)	(4,130)
Net proceeds from issuance of common stock	2,957	3,146	2,819
Employee income tax paid on vested equity awards	(1,150)	(1,576)	(6,165)
Purchase of treasury stock	—	—	(20,000)
Payment of cash dividends	—	—	(13,059)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	269,081	(90,600)	178,425
Increase (decrease) in cash and cash equivalents	(155,437)	42,698	128,517
Cash and cash equivalents at beginning of period	258,421	215,723	87,206
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 102,984	$ 258,421	$ 215,723

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	Year Ended December 31,		
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	**2022**	**2021**	**2020**
Non-cash investing and financing activities:			
Acquisition of property and equipment	$ 16,826	$ 11,336	$ 22,187
Warrants issued to U.S. Treasury	$ —	$ 5,804	$ 8,248
Cash paid during the period for:			
Interest, net of capitalized amounts	$ 125,321	$ 124,918	$ 125,440
Income taxes	$ 1,166	$ 6,589	$ 1,780

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

(1) Nature of Operations and Summary of Significant Accounting Policies

SkyWest, Inc. (the "Company"), through its subsidiary, SkyWest Airlines, Inc. ("SkyWest Airlines") operates the largest regional airline in the United States. As of December 31, 2022, SkyWest Airlines offered scheduled passenger service under code-share agreements with United Airlines, Inc. ("United"), Delta Air Lines, Inc. ("Delta"), American Airlines, Inc. ("American") and Alaska Airlines, Inc. ("Alaska") with approximately 1,620 total daily departures to destinations in the United States, Canada and Mexico. Additionally, the Company provides airport customer service and ground handling services for other airlines throughout its system. As of December 31, 2022, the Company had 625 total aircraft in its fleet, including 517 aircraft in scheduled service or under contract under its code-share agreements, summarized as follows:

	E175	CRJ900	CRJ700	CRJ200	Total
United	90	—	19	111	220
Delta	84	41	5	25	155
American	20	—	80	—	100
Alaska	42	—	—	—	42
Aircraft in scheduled service or under contract	236	41	104	136	517
Leased to third parties	—	5	35	—	40
Other*	—	3	28	37	68
Total Fleet	236	49	167	173	625

*As of December 31, 2022, other aircraft included: supplemental spare aircraft supporting the Company's code-share agreements that may be used in future code-share or leasing arrangements, aircraft transitioning between code-share agreements with the Company's major airline partners, aircraft held for sale or aircraft that are scheduled to be disassembled for use as spare parts.

For the year ended December 31, 2022, approximately 42.6% of the Company's aircraft in scheduled service was operated for United, approximately 30.0% was operated for Delta, approximately 19.3% was operated for American and approximately 8.1% was operated for Alaska.

SkyWest Airlines has been a code-share partner with Delta since 1987, United since 1997, Alaska since 2011 and American since 2012. As of December 31, 2022, SkyWest Airlines operated as a Delta Connection carrier primarily in Salt Lake City, Detroit and Minneapolis, a United Express carrier primarily in Los Angeles, San Francisco, Denver, Houston, Chicago and the Pacific Northwest, an American carrier primarily in Chicago, Dallas, Los Angeles and Phoenix and an Alaska carrier primarily in the Pacific Northwest.

SkyWest Airlines operates the following aircraft manufactured by Bombardier: CRJ900s, CRJ700s and CRJ200s, and E175s manufactured by Embraer. The CRJ700, CRJ900 and E175 aircraft have a dual-class seat configuration typically configured with 65 to 76 seats. The CRJ200 is a single-class 50-seat aircraft.

Basis of Presentation

The Company's consolidated financial statements include the accounts of the Company and the SkyWest Airlines and SkyWest Leasing segments, with all inter-company transactions and balances having been eliminated.

In preparing the accompanying consolidated financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2022, through the filing date of the Company's annual report with the U.S. Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no restricted cash as of December 31, 2022 and 2021.

Marketable Securities

The Company's investments in debt securities are classified as available-for-sale and are reported at fair market value with the net unrealized depreciation reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. At the time of sale, any realized appreciation or depreciation, calculated by the specific identification method, is recognized in other income and expense. The Company's position in marketable securities as of December 31, 2022 and 2021 was as follows (in thousands):

At December 31, 2022	Amortized Cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair market value
Marketable securities:							
Bond and bond funds	$	629,280	$	—	$	(5,026)	$ 624,254
Commercial Paper		319,977		—		—	319,977
Total marketable securities	$	949,257	$	—	$	(5,026)	$ 944,231

At December 31, 2021	Amortized Cost		Gross unrealized holding gains		Gross unrealized holding losses		Fair market value
Marketable securities:							
Bond and bond funds	$	54,673	$	—	$	—	$ 54,673
Commercial Paper		547,316		—		—	547,316
Total marketable securities	$	601,989	$	—	$	—	$ 601,989

As of December 31, 2022 and 2021, the Company had classified $944.2 million and $602.0 million of marketable securities, respectively, as short-term because it had the intent to maintain a liquid portfolio and the ability to redeem the securities within one year.

Inventories

Inventories include expendable parts, fuel and supplies and are valued at cost (FIFO basis) less an allowance for obsolescence based on historical results, excess parts and management's expectations of future operations. Expendable inventory parts are charged to expense as used. An obsolescence allowance for flight equipment expendable parts is accrued based on estimated lives of the corresponding fleet types and salvage values. The inventory allowance as of December 31, 2022 and 2021, was $24.2 million and $23.0 million, respectively.

Property and Equipment

Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line method as follows:

Assets	Depreciable Life	Current Residual Value
Aircraft, rotable spares, and spare engines	up to 22 years	up to 20 %
Ground equipment	up to 10 years	0 %
Office equipment	up to 7 years	0 %
Leasehold improvements	Shorter of 15 years or lease term	0 %
Buildings	20 - 39.5 years	0 %

Impairment of Long-Lived Assets

As of December 31, 2022, the Company had approximately $5.5 billion of property and equipment, net. In accounting for these long-lived assets, the Company makes estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. On a periodic basis, the Company evaluates whether impairment indicators are present. When considering whether or not impairment of long-lived assets exists, the Company groups similar assets together at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and compare the undiscounted cash flows for each asset group to the net carrying amount of the assets supporting the asset group. Asset groupings are done at the aircraft type level.

During 2022, the Company committed to a plan to sell 14 CRJ700 aircraft, resulting in an impairment on the assets held for sale of $51.4 million. See Note 9, "Assets Held for Sale" for more information on the assets held for sale.

During 2021, the Company recorded an impairment charge of $84.6 million to write-down certain CRJ900 aircraft to their estimated fair value. See Note 10, "Special Items" for more information on the CRJ900 impairment.

Capitalized Interest

Interest is capitalized on aircraft purchase deposits as a portion of the cost of the asset and is depreciated over the estimated useful life of the asset. During the years ended December 31, 2022 and 2021, the Company capitalized interest costs of approximately $1.9 million, and during the year ended December 31, 2020, the Company capitalized interest costs of approximately $1.7 million.

Maintenance

The Company operates under a U.S. Federal Aviation Administration approved continuous inspection and maintenance program. The Company uses the direct expense method of accounting for its regional jet engine overhauls. The Company has engine services agreements with third-party vendors to provide long-term engine services covering the scheduled and unscheduled repairs for most of its aircraft. Under the terms of the agreements, the Company pays a fixed dollar amount per engine hour flown on a monthly basis and the third-party vendors will assume the responsibility to repair the engines at no additional cost to the Company, subject to certain specified exclusions. Maintenance costs under these contracts are recognized when the engine hour is flown pursuant to the terms of each contract.

The costs of maintenance for airframe and avionics components, landing gear and other recurring maintenance are expensed as incurred. In 2020, the Company wrote-off $3.7 million of long-lived maintenance assets at maintenance locations the Company vacated during the year as a maintenance expense. There was not a similar expense in 2022 and 2021.

Flying Agreements and Airport Customer Service and Other Revenues

The Company recognizes revenue under its flying agreements and under its lease, airport services and other service agreements when the service is provided under the applicable agreement. Under the Company's capacity purchase agreements with United, Delta, American and Alaska (each, a "major airline partner"), the major airline partner generally pays the Company a fixed-fee for each departure, flight hour (measured from takeoff to landing, excluding taxi time) or block hour (measured from takeoff to landing, including taxi time) incurred, and an amount per aircraft in service each month with additional incentives based on flight completion and on-time performance. The major airline partner also directly pays for or reimburses the Company for certain direct expenses incurred under the capacity purchase agreement, such as fuel, airport landing fees and airport rents. Under the capacity purchase agreements, the Company's performance obligation is met when each flight is completed, measured in completed block hours, and is reflected in flying agreements revenue. The transaction price for the capacity purchase agreements is determined from the fixed-fee consideration, incentive consideration and directly reimbursed expenses earned as flights are completed over the agreement term. For the years ended December 31, 2022, 2021 and 2020, capacity purchase arrangements represented approximately 88.0%, 84.3% and 87.0% of the Company's flying agreements revenue, respectively.

Under the Company's prorate arrangements (also referred to as a "prorate" or "revenue-sharing" agreement), the major airline partner and the Company negotiate a passenger fare proration formula, pursuant to which the Company receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on a Company airline and the other portion of their trip on the major airline partner. Under the Company's prorate flying agreements, the performance obligation is met and revenue is recognized when each flight is completed based upon the portion of the prorate passenger fare the Company determines that it will receive for each completed flight. The transaction price for the prorate agreements is determined from the proration formula derived from each passenger ticket amount on each completed flight over the agreement term. For the years ended December 31, 2022, 2021 and 2020, prorate flying agreements represented approximately 12.0%, 15.7%, and 13.0% of the Company's flying agreements revenue, respectively.

The following table represents the Company's flying agreements revenue by type for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	For the year ended December 31,		
	2022	2021	2020
Capacity purchase agreements flight operations revenue (non-lease component)	$ 2,028,308	$ 1,678,219	$ 1,265,923
Capacity purchase agreements fixed aircraft lease revenue	504,529	527,173	526,018
Capacity purchase agreements variable aircraft lease revenue	17,664	—	—
Prorate agreements revenue	349,336	409,684	268,860
Flying agreements revenue	$ 2,899,837	$ 2,615,076	$ 2,060,801

The Company allocates the total consideration received under its capacity purchase agreements between the lease and non-lease components based on stand-alone selling prices. A portion of the Company's compensation under its capacity purchase agreements is designed to reimburse the Company for certain aircraft ownership costs. The consideration for aircraft ownership costs varies by agreement but is intended to cover either the Company's aircraft principal and interest debt service costs, its aircraft depreciation and interest expense or its aircraft lease expense costs while the aircraft is under contract. The consideration received for the use of the aircraft under the Company's capacity purchase agreements is accounted for as lease revenue, inasmuch as the agreements identify the "right of use" of a specific type and number of aircraft over a stated period of time. The lease revenue associated with the Company's capacity purchase agreements is accounted for as an operating lease and is reflected as flying agreements revenue on the Company's consolidated statements of comprehensive income (loss). During the year ended December 31, 2022, the Company amended its capacity purchase agreements with certain major airline partners that reduced certain contractual fixed monthly payments and increased certain contractual variable payments. Accordingly, the Company re-evaluated the allocation of the total consideration between the lease and non-lease components for the amended agreements, including the allocation of the consideration to the fixed and variable lease components. As a result of these amendments, the Company deferred recognizing lease revenue on $22.1 million of the allocated fixed monthly lease payments received during the year ended December 31, 2022, under the straight-line method. The Company has not separately stated aircraft rental income and aircraft rental expense in the consolidated statement of comprehensive income (loss) because the use of the aircraft is not a separate activity of the total service provided under the capacity purchase agreements.

A portion of the Company's compensation under its capacity purchase agreements relates to operating the aircraft, identified as the non-lease component of the capacity purchase agreement. The Company recognizes revenue attributed to the non-lease component received as fixed-fees for each departure, flight hour or block hour on an as-completed basis for each reporting period. The Company recognizes revenue attributed to the non-lease component received as fixed monthly payments per aircraft proportionate to the number of block hours completed during each reporting period, relative to the estimated number of block hours the Company anticipates completing over the remaining contract term. Due to the lower number of block hours completed during 2020 as a result of the COVID-19 pandemic compared to historical levels, the amount of cash collected for the fixed amount per aircraft for operating the aircraft did not align with revenue recognized based on block hours completed. Accordingly, the Company deferred recognizing revenue on fixed monthly payments the Company received for operating the aircraft under its capacity purchase agreements beginning in 2020. In 2022, the Company deferred $18.7 million of fixed monthly payments under certain agreements and recognized $11.5 million of unbilled revenue under certain other agreements, compared to recognizing previously deferred revenue of $6.8 million and $8.4 million of unbilled revenue in 2021. The Company's deferred revenue and unbilled revenue balance is measured on a contract-by-contract basis and will be recognized based on the number of block hours completed during each period relative to the estimated number of block hours the Company anticipates completing over the remaining respective contract terms.

The Company's total deferred revenue balance, as of December 31, 2022, was $144.7 million, including $5.2 million in other current liabilities and $139.5 million in other long-term liabilities. The Company's unbilled revenue balance as of December 31, 2022, was $19.9 million, including $9.9 million in other current assets and $10.0 million in other long-term assets. The Company's deferred revenue balance as of December 31, 2021, was $103.9 million, including $24.5 million in other current liabilities and $79.4 million in other long-term liabilities. The Company's unbilled revenue balance as of December 31, 2021, of $8.4 million was included in other long-term assets.

The Company's capacity purchase and prorate agreements include weekly provisional cash payments from the respective major airline partner based on a projected level of flying each month. The Company and each major airline partner subsequently reconcile these payments to the actual completed flight activity on a monthly or quarterly basis.

In the event a flying agreement includes a mid-term rate reset to adjust rates prospectively and the contractual rates under the Company's flying agreements have not been finalized at quarterly or annual financial statement dates, the Company applies the variable constraint guidance under Topic 606, where the Company records revenue to the extent it believes that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

In several of the Company's agreements, the Company is eligible to receive incentive compensation upon the achievement of certain performance criteria. The incentives are defined in the agreements and are measured and determined on a monthly, quarterly or semi-annual basis. At the end of each period during the term of an agreement, the Company calculates the incentives achieved during that period and recognizes revenue attributable to that agreement accordingly, subject to the variable constraint guidance under Topic 606.

The following summarizes the significant provisions of each code-share agreement the Company has with each major airline partner through SkyWest Airlines:

United Express Agreements

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
United Express Agreements (capacity purchase agreement)	• E175 • CRJ 700 • CRJ 200	90 19 70	• Individual aircraft have scheduled removal dates under the agreement between 2024 and 2029 • The average remaining term of the aircraft under contract is 3.5 years
United Express Prorate Agreement (prorate agreement)	• CRJ 200	41*	• Terminable with 120-day notice
Total under United Express Agreements		220	

Delta Connection Agreements

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
Delta Connection Agreement (capacity purchase agreement)	• E175 • CRJ 900 • CRJ 700	84 41 5	• Individual aircraft have scheduled removal dates from 2023 to 2033 • The average remaining term of the aircraft under contract is 5.6 years
Delta Connection Prorate Agreement (prorate agreement)	• CRJ 200	25*	• Terminable with 30-day notice
Total under Delta Connection Agreements		155	

American Capacity Purchase Agreement

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
American Agreement (capacity purchase agreement)	• E175 • CRJ 700	20 80	• Individual aircraft have scheduled removal dates from 2023 to 2032 • The average remaining term of the aircraft under contract is 4.3 years
Total under American Agreement		100	

Alaska Capacity Purchase Agreement

Agreement	Aircraft type	Number of Aircraft	Term / Termination Dates
Alaska Agreement (capacity purchase agreement)	• E175	42	• Individual aircraft have scheduled removal dates from 2030 to 2034 • The average remaining term of the aircraft under contract is 8.8 years

---

* The Company's prorate agreements are based on specific routes, not a specific aircraft count. The number of aircraft listed above for each prorate agreement approximates the number of aircraft the Company uses to serve the prorate routes.

In addition to the contractual arrangements described above, as of December 31, 2022, SkyWest Airlines has a capacity purchase agreement with Delta to place a total of three additional E175 aircraft into service, with delivery dates currently scheduled in 2023 and 2024. SkyWest Airlines has a capacity purchase agreement with Alaska to place one additional E175 aircraft into service with a delivery date currently scheduled for 2025. Final delivery and in-service dates for aircraft to be placed under contract may be adjusted based on various factors.

When an aircraft is scheduled to be removed from a capacity purchase arrangement, the Company may, as practical under the circumstances, negotiate an extension with the respective major airline partner, negotiate the placement of the aircraft with another major airline partner, return the aircraft to the lessor if the aircraft is leased and the lease is expiring, place owned aircraft for sale, or pursue other uses for the aircraft. Other uses for the aircraft may include placing the aircraft in a prorate agreement, leasing the aircraft to a third party or parting out the aircraft to use the engines and parts as spare inventory or to lease the engines to a third party.

Lease, airport services and other revenues primarily consists of revenue generated from aircraft and spare engines leased to third parties and airport customer services, such as gate and ramp agent services at applicable airports where the Company has agreements with third parties. The following table represents the Company's lease, airport services and other revenues for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	For the year ended December 31,		
	2022	2021	2020
Operating lease revenue relating to lease payments	$ 48,714	$ 46,532	$ 34,791
Operating lease revenue relating to variable lease payments	17,050	19,998	5,710
Airport customer service and other revenue	39,324	31,885	25,804
Lease, airport services and other	$ 105,088	$ 98,415	$ 66,305

The following table summarizes future minimum rental income under operating leases primarily related to leased aircraft and engines that had remaining non-cancelable lease terms as of December 31, 2022 (in thousands):

2023	$ 45,900
2024	45,177
2025	40,207
2026	34,640
2027	34,619
Thereafter	86,182
	$286,725

Of the Company's $5.5 billion of property and equipment, net as of December 31, 2022, $221.0 million of regional jet aircraft and spare engines were leased to third parties under operating leases. The Company's mitigation strategy for the residual asset risks of these assets includes leasing aircraft and engine types that can be operated by the Company in the event of a default. Additionally, the operating leases typically have specified lease return condition requirements paid by the lessee to the Company and the Company typically maintains inspection rights under the leases.

The transaction price for airport customer service agreements is determined from an agreed-upon rate by location applied to the applicable number of flights handled by the Company over the agreement term.

The Company's operating revenues could be impacted by several factors, including changes to the Company's code-share agreements with its major airline partners, changes in flight schedules, contract modifications resulting from contract renegotiations, the Company's ability to earn incentive payments contemplated under the Company's code-share agreements and settlement of reimbursement disputes with the Company's major airline partners.

Other ancillary revenues commonly associated with airlines, such as baggage fee revenue, ticket change fee revenue and the marketing component of the sale of mileage credits, are retained by the Company's major airline partners on flights that the Company operates under its code-share agreements.

As of December 31, 2022, the Company had $100.5 million in accounts receivable of which $73.7 million related to flying agreements. As of December 31, 2021, the Company had $65.3 million in accounts receivable of which $50.8 million related to flying agreements.

Allowance for Credit Losses

The Company adopted Accounting Standards Update ("ASU") 2016-13, "Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments" ("Topic 326") on January 1, 2020. At adoption, the Company's primary financial assets included trade receivables from its flying agreements, a note receivable from the sale of the Company's subsidiary, ExpressJet Airlines, Inc., in 2019, and receivables from aircraft manufacturers and other third parties in the airline industry. The Company recorded a credit loss of $11.6 million net of income tax in conjunction with the adoption of Topic 326. The Company recorded this credit loss as a January 1, 2020, beginning balance sheet entry to retained earnings (net of income tax).

The Company monitors publicly available credit ratings for entities for which the Company has a significant receivable balance. As of December 31, 2022, the Company had gross receivables of $122.5 million in current assets and gross receivables of $210.5 million in other long-term assets. The Company has established credit loss reserves based on publicly available historic default rates issued by a third party for companies with similar credit ratings, factoring in the term of the respective accounts receivable or note receivable. During the year ended December 31, 2022, there were no significant changes in the outstanding accounts receivable or notes receivable or the credit ratings of the entities.

The following table summarizes the changes in allowance for credit losses:

	Allowance for Credit Losses
Balance at January 1, 2020	$ 15,388
Adjustments to credit loss reserves	30,837
Write-offs charged against allowance	—
Balance at December 31, 2020	$ 46,225
Adjustments to credit loss reserves	(4,249)
Write-offs charged against allowance	—
Balance at December 31, 2021	$ 41,976
Adjustments to credit loss reserves	(4,591)
Write-offs charged against allowance	—
Balance at December 31, 2022	$ 37,385

Income Taxes

The Company recognizes a net liability or asset for the deferred tax consequences of all temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that are expected to result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net income (loss) per common share. Securities that could potentially dilute Basic EPS in the future, and which were excluded from the calculation of Diluted EPS because inclusion of such share would be anti-dilutive, are as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
PSP1 and Treasury Loan Warrants [1]	437	—	582
PSP2 Warrants [2]	125	—	—
PSP3 Warrants [3]	78	78	—
Employee Stock Awards.	219	—	314
Total antidilutive securities	859	78	896

[1] Pursuant to the payroll support program established under the CARES Act ("PSP1") and Loan and Guarantee Agreement with the U.S. Department of the Treasury ("U.S. Treasury"), SkyWest issued to Treasury warrants to purchase shares of SkyWest common stock for an exercise price of $28.38 per share.

[2] Pursuant to the payroll support program established under the 2021 Consolidated Appropriations Act ("PSP2"), SkyWest issued to U.S. Treasury warrants to purchase shares of SkyWest common stock for an exercise price of $40.41 per share.

[3] Pursuant to the payroll support program established under the American Rescue Plan ("PSP3"), SkyWest issued to U.S. Treasury warrants to purchase shares of SkyWest common stock for an exercise price of $57.47 per share.

Additionally, for the years ended December 31, 2022, 2021 and 2020, 146,000, 140,000 and 178,000 performance share units (at target performance) were excluded from the computation of Diluted EPS since the Company had not achieved the minimum target thresholds as of December 31, 2022, 2021 and 2020, respectively.

The calculation of the weighted average number of common shares outstanding for Basic EPS and Diluted EPS are as follows for the years ended December 31, 2022, 2021 and 2020 (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Numerator:			
Net income (loss)...............................	$ 72,953	$ 111,910	$ (8,515)
Denominator:			
Basic earnings per share weighted average shares	50,548	50,348	50,195
Dilution due to employee equity awards and warrants....	96	405	—
Diluted earnings per share weighted average shares......	50,644	50,753	50,195
Basic earnings (loss) per share	$ 1.44	$ 2.22	$ (0.17)
Diluted earnings (loss) per share	$ 1.44	$ 2.20	$ (0.17)

Comprehensive Income (Loss)

Comprehensive income (loss) includes charges and credits to stockholders' equity that are not the result of transactions with the Company's shareholders, including changes in unrealized appreciation (or depreciation) on marketable debt securities.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. Marketable securities are reported at fair value based on market quoted prices in the consolidated balance sheets. If quoted prices in active markets are no longer available, the Company has estimated the fair values of these securities utilizing a discounted cash flow analysis. These analyses consider, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction. Certain investments in other companies are reported at fair value based on market quoted prices or using the Black Scholes Option Pricing model in the consolidated balance sheets. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt.

Segment Reporting

GAAP requires disclosures related to components of a company for which separate financial information is available to, and regularly evaluated by, the Company's chief operating decision maker when deciding how to allocate resources and in assessing performance. The Company has two reportable segments: SkyWest Airlines and SkyWest Leasing. Information pertaining to the Company's reportable segments is presented in Note 3, *Segment Reporting*.

(2) Recovery from the COVID-19 Pandemic and Labor Impact

COVID-19 had a significant, negative impact on the Company's business and financial results in 2020 with moderate improvement in 2021. During 2022, passenger demand recovered; however, indirect factors of COVID-19, such as employee attrition, particularly captain attrition, and workforce shortages negatively impacted the Company's operations in 2022.

Payroll Support Programs. In 2020 and 2021, the Company entered into three Payroll Support Program Agreements with Treasury that provided certain payroll support relief payments, including the PSP1 under the CARES Act, the PSP2 under the 2021 Appropriations Act and the PSP3 under the American Rescue Plan Act. The relief payments were conditioned on the Company's agreement to, among other things, refrain from conducting involuntary employee layoffs or furloughs through September 30, 2021. Other conditions included restrictions on share repurchases and dividends through September 30, 2022, continuing essential air service as directed by the U.S. Department of Transportation and certain limitations on executive compensation. The payments received under the payroll support programs included an amount in the form of a payroll grant and an amount in the form of an unsecured 10-year loan. In return, the Company issued to Treasury warrants to purchase shares of the Company's common stock. The Company recorded the payroll grant proceeds as an offset to operating expenses in the period the funds were intended to compensate. The PSP1 grant was recognized during 2020 and grants received from PSP2 and PSP3 were recognized during 2021. No grants were received or recognized during 2022.

In 2020, in connection with the CARES Act, the Company entered into the Treasury Loan Agreement with Treasury ("Secured Loan") and borrowed $60.0 million under the agreement and in conjunction therewith, issued warrants to purchase shares of the Company's common stock. During 2021, the Company repaid all amounts outstanding under the secured loan with Treasury, and in connection with such repayment, terminated the Secured Loan.

The following table summarizes the amounts received and warrants issued under the payroll support programs and secured loan facility (in thousands except warrant amounts):

	Total		Grant		Loan	Number of Warrants
PSP1	$	450,701	$	345,491	$ 105,210	370,720
Secured Loan		60,000		—	60,000	211,416
PSP2		268,070		217,649	50,421	124,773
PSP3		250,029		205,020	45,009	78,317
Total	$	1,028,800	$	768,160	$ 260,640	785,226

See Note 11, "Capital Transactions" for further discussion on the warrants issued to acquire the Company's shares issued to Treasury.

(3) Segment Reporting

GAAP requires disclosures related to components of a company for which separate financial information is available to, and regularly evaluated by, the Company's chief operating decision maker when deciding how to allocate resources and in assessing performance.

The Company's two reportable segments consist of the operations of SkyWest Airlines and SkyWest Leasing activities.

The Company's chief operating decision maker analyzes the profitability of operating new aircraft financed through the issuance of debt, including the Company's E175 fleet, separately from the profitability of the Company's capital deployed for ownership and financing of such aircraft. The SkyWest Airlines segment includes revenue earned under the applicable capacity purchase agreements attributed to operating such aircraft and the respective operating costs. The SkyWest Leasing segment includes applicable revenue earned under the applicable capacity purchase agreements attributed to the ownership of new aircraft acquired through the issuance of debt and the respective depreciation and interest expense of such aircraft. The SkyWest Leasing segment also includes the activity of leasing regional jet aircraft and spare engines to third parties and other activities. The SkyWest Leasing segment's total assets and capital expenditures include new aircraft acquired through the issuance of debt and assets leased to third parties. Additionally, aircraft removed from SkyWest Airlines operations and held for sale are included in the SkyWest Leasing segment.

The following represents the Company's segment data for the years ended December 31, 2022, 2021, and 2020 (in thousands).

	Year ended December 31, 2022		
	SkyWest Airlines	SkyWest Leasing	Consolidated
Operating revenues [1]	$ 2,492,318	$ 512,607	$ 3,004,925
Operating expense	2,525,076	298,687	2,823,763
Depreciation and amortization expense	182,475	212,077	394,552
Interest expense	12,805	114,278	127,083
Segment profit (loss) [2]	(45,563)	99,642	54,079
Total assets (as of December 31, 2022)	2,977,804	4,436,749	7,414,553
Capital expenditures (including non-cash)	82,891	579,426	662,317

	Year ended December 31, 2021		
	SkyWest Airlines	SkyWest Leasing	Consolidated
Operating revenues [1]	$ 2,192,432	$ 521,059	$ 2,713,491
Operating expense	2,177,524	260,100	2,437,624
Depreciation and amortization expense	210,281	229,917	440,198
Special items - impairment charges	84,592	—	84,592
Interest expense	13,360	109,762	123,122
Segment profit [2]	1,548	151,197	152,745
Total assets (as of December 31, 2021)	2,957,745	4,168,202	7,125,947
Capital expenditures (including non-cash)	128,712	438,325	567,037

	Year ended December 31, 2020		
	SkyWest Airlines	SkyWest Leasing	Consolidated
Operating revenues [1]	$ 1,636,762	$ 490,344	$ 2,127,106
Operating expense	1,716,808	301,496	2,018,304
Depreciation and amortization expense	221,216	253,743	474,959
Interest expense	12,381	110,792	123,173
Segment profit (loss) [2]	(92,427)	78,056	(14,371)
Total assets (as of December 31, 2020)	2,804,259	4,083,363	6,887,622
Capital expenditures (including non-cash)	124,825	335,658	460,483

[1]   Prorate revenue and airport customer service revenue are primarily reflected in the SkyWest Airlines segment.
[2]   Segment profit (loss) is equal to operating income less interest expense.

(4) Long-term Debt

Long-term debt consisted of the following as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022	December 31, 2021
Notes payable to banks, due in quarterly installments, plus interest at 2.33% to 5.95% through 2034, secured by aircraft	$ 2,604,058	$ 2,535,827
Notes payable to banks, due in monthly or semi-annual installments, plus interest at 2.68% to 5.66% through 2032, secured by aircraft and engines	604,613	404,471
Notes payable to U.S. Government, interest due quarterly at 1.00% through 2025 and based on SOFR plus spread from 2025 through 2031, unsecured	200,640	200,640
Long-term debt	$ 3,409,311	$ 3,140,938
Current portion of long-term debt	(442,360)	(395,371)
Less long-term portion of unamortized debt issue cost, net	(25,179)	(28,147)
Long-term debt, net of current maturities and debt issue costs	$ 2,941,772	$ 2,717,420
Current portion of long-term debt	$ 442,360	$ 395,371
Less current portion of unamortized debt issue cost, net	(3,858)	(3,573)
Current portion of long-term debt, net of debt issue costs	$ 438,502	$ 391,798

During 2022, the Company took delivery of 25 new E175 aircraft that the Company financed through $516.6 million of long-term debt. The debt associated with the 25 E175 aircraft has 5- to 12-year terms, is due in monthly or quarterly installments, and is secured by the E175 aircraft.

During 2022, the Company executed promissory notes for $167.9 million. The promissory notes have three- to four-year terms, are due in monthly installments with fixed annual interest rates of 3.6% to 4.7% and are secured by spare engines.

As of December 31, 2022 and 2021, the Company had $3.05 billion and $2.94 billion, respectively, of long-term debt obligations primarily related to the acquisition of aircraft and certain spare engines. The average effective interest rate on the debt related to those long-term debt obligations at December 31, 2022 and 2021, was approximately 4.0% and 3.8%, respectively.

The aggregate amounts of principal maturities of long-term debt as of December 31, 2022 were as follows (in thousands):

2023	$ 442,360
2024	443,642
2025	527,564
2026	504,269
2027	457,326
Thereafter	1,034,150
	$ 3,409,311

As of December 31, 2022, SkyWest Airlines had a $100 million line of credit. As of December 31, 2021, SkyWest Airlines had a $75 million line of credit. The line of credit includes minimum liquidity and profitability covenants and is secured by certain assets. As of December 31, 2022 and 2021, SkyWest Airlines had no amounts outstanding under the line of credit facility. However, at December 31, 2022 and 2021, the Company had $29.9 million and $31.4 million, respectively, in letters of credit issued under the facility which reduced the amount available under the facility to $70.1 million and $43.6 million, respectively. The line of credit expires March 25, 2025 and has a variable interest rate of 3.5% plus the one month SOFR rate.

As of December 31, 2022 and 2021, the Company had $59.2 million and $61.4 million, respectively, in letters of credit and surety bonds outstanding with various banks and surety institutions.

The Company's debt agreements are not traded on an active market and are recorded at carrying value on the Company's consolidated balance sheet. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt. Debt is primarily classified as Level 2 within the fair value hierarchy. The carrying value and fair value of the Company's long-term debt as of December 31, 2022 and 2021, were as follows (in thousands):

	December 31, 2022	December 31, 2021
Carrying value	$ 3,409,311	$ 3,140,938
Fair value	$ 3,264,704	$ 3,132,072

(5) Income Taxes

The provision for income taxes includes the following components (in thousands):

	Year ended December 31,		
	2022	2021	2020
Current tax provision (benefit):			
Federal	$ (7,319)	$ —	$ (4,397)
State	1,813	846	(875)
	(5,506)	846	(5,272)
Deferred tax provision (benefit):			
Federal	21,587	32,510	6,659
State	3,549	5,344	(199)
	25,136	37,854	6,460
Provision for income taxes	$ 19,630	$ 38,700	$ 1,188

The following is a reconciliation between a federal income tax rate of 21% and the effective tax rate which is derived by dividing the provision for income taxes by the income (loss) before the provision for income taxes (in thousands):

	Year ended December 31,		
	2022	2021	2020
Computed provision (benefit) for income taxes at the statutory rate	$ 19,442	$ 31,628	$ (1,539)
Increase (decrease) in income taxes resulting from:			
State income tax provision, net of federal income tax benefit	4,295	6,247	173
Non-deductible expenses	546	1,007	2,539
Valuation allowance changes affecting the provision for income taxes	1,716	—	(892)
Excess tax benefits from share-based compensation	534	(92)	(1,434)
Other, net	(6,903)	(90)	2,341
Provision for income taxes	$ 19,630	$ 38,700	$ 1,188

For the year ended December 31, 2022, the Company recorded a $1.7 million valuation allowance against certain deferred tax assets associated with state net operating losses with a limited carry forward period. For the year ended December 31, 2020, the Company released $0.9 million of valuation allowance against certain deferred tax assets primarily associated with state net operating losses with a limited carry forward period. The increase in the valuation allowance for 2022 was primarily based on changes in the Company's income tax projections by jurisdiction which increased the amount of deferred tax assets that are anticipated to expire before the deferred tax assets may be utilized.

The Company recorded a $0.5 million expense, $0.1 million benefit and $1.4 million benefit from share-based compensation in 2022, 2021, and 2020, respectively, relating to ASU 2016-09 which, requires excess tax benefits and deficiencies to be recognized in the income tax provision during the period stock options are exercised and when stock awards vest.

For the year ended December 31, 2022, the Company recorded a $7.3 million tax benefit for the release of uncertain tax position under ASC Topic 740 which is recorded in "Other, net" above.

The significant components of the Company's net deferred tax assets and liabilities as of December 31, 2022 and 2021, are as follows (in thousands):

	As of December 31,	
	2022	2021
Deferred tax assets:		
Accrued benefits.	$ 29,154	$ 21,401
Net operating loss carryforward	186,517	175,659
Aircraft credits	77,962	22,265
Deferred revenue	35,385	25,405
Operating lease liabilities	39,209	57,991
Interest deduction limitation	26,469	—
Accrued reserves and other	49,972	31,431
Total deferred tax assets	444,668	334,152
Valuation allowance	(1,716)	—
Deferred tax liabilities:		
Accelerated depreciation	(1,094,538)	(940,867)
Operating lease right-of-use assets	(35,474)	(56,521)
Total deferred tax liabilities	(1,130,012)	(997,388)
Net deferred tax liability.	$ (687,060)	$ (663,236)

The Company's deferred tax liabilities were primarily generated through accelerated depreciation, combined with shorter depreciable tax lives, allowed under the IRS tax code for purchased aircraft and support equipment compared to the Company's depreciation policy under GAAP for such assets using the straight-line method (see Note 1, "Nature of Operations and Summary of Significant Accounting Policies").

At December 31, 2022 and 2021, the Company had federal net operating losses of approximately $817.4 million and $745.8 million and state net operating losses of approximately $380.6 million and $554.7 million, respectively. The estimated effective tax rate applicable to the federal and state net operating losses at December 31, 2022, was 21.0% and 3.45%, respectively. The Company anticipates that the federal and state net operating losses will start to expire in 2037 and 2023, respectively. The Company has no ongoing federal examinations. The Company has one ongoing state examination for tax year 2020. Federal tax years 2019, 2020 and 2021 are open to examination.

Under Accounting Standard Codification ("ASC") Topic 740, the accounting guidance related to uncertainty in tax positions requires that the impact of a tax position be recognized in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2022, 2021, and 2020 is as follows (in thousands):

	Year ended December 31,					
	2022		2021		2020	
Unrecognized tax benefits at the beginning of year	$	15,529	$	14,980	$	14,620
Gross increases - current year tax positions.		—		—		—
Gross increases - prior year tax positions		343		549		360
Gross decreases - prior year tax positions		(7,662)		—		—
Unrecognized tax benefits at end of year.	$	8,210	$	15,529	$	14,980
Interest and penalties in year-end balance	$	607	$	976	$	427

For the years ended December 31, 2022, 2021, and 2020, the Company recorded $343,000, $549,000, and $360,000, respectively, of interest expense related to uncertain tax positions not offset by the Company's tax attributes. For the year ended December 31, 2022, the Company released $7.7 million of the prior year uncertain tax position, including interest, as the tax year statutes impacted by these positions have closed.

(6) Commitments and Contingencies

Self-Insurance

The Company self-insures a portion of its potential losses from claims related to workers' compensation, environmental issues, property damage, medical insurance for employees and general liability. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred, using standard industry practices and the Company's actual experience. The Company uses judgment and estimates in determining the ultimate aggregate liabilities for claims incurred in its workers' compensation liability. The Company also used assumptions in determining the workers compensation liability such as an estimation of loss payment and loss reporting development patterns. At December 31, 2022 and 2021, the Company's accrued workers' compensation liability totaled $21.6 million and $17.5 million, respectively, of which $8.0 million and $7.1 million, respectively, was short-term and included in other current liabilities. Actual results could differ from these estimates.

Legal Matters

The Company is subject to certain legal actions which it considers routine to its business activities. As of December 31, 2022, management believed, after consultation with legal counsel, that the ultimate outcome of such legal matters was not likely to have a material adverse effect on the Company's financial position, liquidity or results of operations.

Concentration Risk and Significant Customers

The Company requires no collateral from its major airline partners or customers, but monitors the financial condition of its major airline partners. Under the majority of the Company's code-share agreements, the Company receives weekly payments from its major code-share partners that approximate a significant percentage of the compensation earned for such period. Additionally, the Company provides certain customer service functions at multiple airports for various airlines and the Company maintains a credit loss reserve based upon expected collectability of all accounts receivable. For the years ended December 31, 2022, 2021, and 2020, the Company's contractual relationships with Delta and United combined accounted for approximately 72.5%, 73.5% and 76.4%, respectively of the Company's total revenues.

Employees Under Collective Bargaining Agreements

As of December 31, 2022, the Company had approximately 13,582 employees. Although no SkyWest Airlines employees are represented by a national union, the majority of SkyWest Airline employees are covered under by a written, stable and binding collective bargaining agreement under the RLA, entered into between SkyWest Airlines and a long-established labor association, such as the SkyWest Airlines Pilot Association ("SAPA").

Aircraft Purchase Commitments

As of December 31, 2022, the Company had a purchase commitment to purchase two new E175 aircraft in 2023, one new E175 aircraft in 2024 and one new E175 aircraft in 2025.

Guarantees

During the year ended December 31, 2022, the Company agreed to guarantee $19.8 million of debt for a 14 CFR Part 135 air carrier. The debt is secured by the Part 135 air carrier's aircraft and engines and has a five-year term. The purpose of the arrangement is to increase the potential number of commercial pilots in the Company's hiring pipeline. In exchange for providing the guarantee, the Company received 6.5% of the guaranteed amount as consideration, payable in common stock of the Part 135 air carrier, and is recorded in "Other income, net" on the Company's consolidated statements of comprehensive income (loss) over the term of the guarantee. The Company also recorded the estimated credit loss associated with the guarantee in "Other long-term liabilities" on the Company's consolidated balance sheet based on publicly available historical default rates issued by a third party for companies with similar credit ratings, factoring the collateral and guarantee term.

(7) Leases

The Company leases property and equipment under operating leases. For leases with durations longer than 12 months, the Company recorded the related operating lease right-of-use asset and operating lease liability at the present value of lease payments over the term. The Company used its incremental borrowing rate to discount the lease payments based on information available at lease commencement.

Aircraft

As of December 31, 2022, excluding aircraft financed by the Company's major airline partners that the Company operates for them under contract, the Company had 43 aircraft under long-term lease agreements with remaining terms ranging from one year to eight years. The Company leases 32 CRJ aircraft under a lease agreement that expires in March 2024. During the year ended December 31, 2022, the Company began storing aircraft under this lease agreement, which shortened the Company's estimated useful life of the aircraft under the lease and resulted in the Company recognizing $11.4 million of accelerated lease expense during the year ended December 31, 2022.

Airport facilities

The Company has operating leases for facility space including airport terminals, office space, cargo warehouses and maintenance facilities. The Company generally leases this space from government agencies that control the use of the various airports. The remaining lease terms for facility space vary from one month to 34 years. The Company's operating leases with lease rates that are variable based on airport operating costs, use of the facilities or other variable factors are excluded from the Company's right-of-use assets and operating lease liabilities in accordance with accounting guidance.

Leases

As of December 31, 2022, the Company's right-of-use assets were $151.9 million, the Company's current maturities of operating lease liabilities were $71.7 million, and the Company's noncurrent lease liabilities were $88.6 million. During 2022, the Company paid $77.9 million in operating leases reflected as a reduction from operating cash flows.

The table below presents lease related terms and discount rates as of December 31, 2022.

	As of December 31, 2022
Weighted-average remaining lease term for operating leases	6.5 years
Weighted-average discount rate for operating leases	6.1%

The Company's lease costs for 2022 and 2021 included the following components (in thousands):

	For the year ended December 31,	
	2022	2021
Operating lease cost	$ 97,998	$ 89,891
Variable and short-term lease cost.	1,830	4,468
Sublease income	(7,089)	(6,552)
Total lease cost	$ 92,739	$ 87,807

As of December 31, 2022, the Company leased aircraft, airport facilities, office space, and other property and equipment under non-cancelable operating leases, which are generally on a long-term, triple-net lease basis pursuant to which the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. The Company expects that, in the normal course of business, such operating leases that expire will be renewed or replaced by other leases, or the property may be purchased rather than leased.

The following table summarizes future minimum rental payments primarily related to leased aircraft and maintenance facilities required under operating leases that had initial or remaining non-cancelable lease terms as of December 31, 2022 (in thousands):

2023	$ 74,557
2024	32,525
2025	15,837
2026	13,427
2027	12,291
Thereafter	54,298
	$ 202,935

Total rental expense for non-cancelable aircraft operating leases was approximately $75.4 million, $63.4 million and $65.3 million for the years ended December 31, 2022, 2021, and 2020, respectively. The minimum rental expense for airport station rents was approximately $13.2 million, $17.2 million and $20.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

(8) Fair Value Measurements

The Company holds certain assets that are required to be measured at fair value in accordance with GAAP. The Company determined fair value of these assets based on the following three levels of inputs:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Some of the Company's marketable securities primarily utilize broker quotes in a non-active market for valuation of these securities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, therefore requiring an entity to develop its own assumptions.

As of December 31, 2022 and 2021, the Company held certain assets that are required to be measured at fair value on a recurring basis. Assets measured at fair value on a recurring basis are summarized below (in thousands):

| | Fair Value Measurements as of December 31, 2022 | | | |
	Total	Level 1	Level 2	Level 3
Marketable Securities				
Bonds and bond funds	$ 624,254	$ —	$ 624,254	$ —
Commercial paper	319,977	—	319,977	—
	$ 944,231	$ —	$ 944,231	$ —
Investments in Other Companies	21,380	7,200	—	14,180
Cash and Cash Equivalents	102,984	102,984	—	—
Total Assets Measured at Fair Value	$ 1,068,595	$ 110,184	$ 944,231	$ 14,180

| | Fair Value Measurements as of December 31, 2021 | | | |
	Total	Level 1	Level 2	Level 3
Marketable Securities				
Bonds and bond funds	$ 54,673	$ —	$ 54,673	$ —
Commercial paper	547,316	—	547,316	—
	$ 601,989	$ —	$ 601,989	$ —
Cash and Cash Equivalents	258,421	258,421	—	—
Total Assets Measured at Fair Value	$ 860,410	$ 258,421	$ 601,989	$ —

The Company's "Marketable Securities" classified as Level 2 primarily utilize broker quotes in a non-active market for valuation of these securities. See Note 14, "Investments in Other Companies" regarding the Company's investments in other companies, for the year ended December 31, 2022.

The Company did not make any significant transfers of securities between Level 1, Level 2 and Level 3 during the year ended December 31, 2022. The Company's policy regarding the recording of transfers between levels is to record any such transfers at the end of the reporting period.

(9) Assets Held for Sale

During the year ended December 31, 2022, the Company committed to a formal plan to sell 14 CRJ700 aircraft. The aircraft are expected to be disposed of via sale within the next 12 months. Accordingly, the Company determined the aircraft met the criteria to be classified as assets held for sale. The Company presented the $56.7 million of assets held for sale at the lower of their current carrying value or their fair market value less costs to sell and included the amount in "Other current assets" on the Company's consolidated balance sheet. The fair values are based upon observable and unobservable inputs, including a third-party valuation, market trends and condition of the airframes and engines, considered Level 3 within the fair value hierarchy. The assumptions used to determine the fair value of the assets held for sale are subject to inherent uncertainty and could produce a wide range of outcomes which the Company will continue to monitor in future periods as new information becomes available. Prior to the ultimate sale of the assets, subsequent changes in the estimate of the fair value of the assets held for sale will be recorded as a gain or loss with a corresponding adjustment to the assets' carrying value. In connection with the classification of these assets as held for sale, the Company recorded an impairment loss of $51.4 million, which is included in "Other operating expenses" on the Company's consolidated statements of comprehensive income and in the SkyWest Leasing segment for the year ended December 31, 2022.

(10) Special Items

During 2021, the Company recorded a non-cash impairment charge of $84.6 million to write-down certain CRJ900 aircraft to their estimated fair value. In 2021, the Company evaluated its CRJ900 fleet and related CRJ900 assets for impairment. Pursuant to ASC 360-10, "Impairment and Disposal of Long-Lived Assets," the Company determined that the asset group for the CRJ900 aircraft existed at the major airline partner level. A recoverability test was performed utilizing estimated undiscounted future cash flows for the CRJ900 aircraft pursuant to applicable capacity purchase agreement terms and forecasted cash flow including the estimated value the Company would realize upon disposal of aircraft. This was compared to the carrying value of the related assets resulting in a cash flow deficiency indicating that an impairment existed. The impairment analysis required the Company to perform an assessment of the fair value of its long-lived assets related to the CRJ900 aircraft within the asset groups utilized in the recoverability test. The Company engaged a third party to assist in determining the fair value of these aircraft. These values were estimated based on listed market values or recent third-party market transactions for similar assets, adjusted by the related maintenance status of the fleet. This special item impairment charge is reflected in the SkyWest Airlines operating expenses under Note 3, "Segment Reporting" for the year ended December 31, 2021.

(11) Capital Transactions

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock in one or more series without shareholder approval. No shares of preferred stock are presently outstanding. The Company's Board of Directors is authorized, without any further action by the shareholders of the Company, to (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges.

Stock Compensation

On May 7, 2019, the Company's shareholders approved the adoption of the SkyWest, Inc. 2019 Long-Term Incentive Plan, which provides for the issuance of up to 4,500,000 shares of common stock to the Company's directors, employees, consultants and advisors (the "2019 Incentive Plan"). The 2019 Incentive Plan provides for awards in the form of options to acquire shares of common stock, stock appreciation rights, restricted stock grants, restricted stock units and performance awards. The 2019 Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). As of December 31, 2022, the 2019 Incentive Plan had 2.8 million shares remaining available for future issuance.

Stock Options

The fair value of stock options awarded under the Company's stock option plans has been estimated as of the grant date using the Black-Scholes option pricing model. The Company uses historical data to estimate option exercises and employee termination in the option pricing model. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. The expected volatilities are based on the historical volatility of the Company's traded stock and other factors. During the years ended December 31, 2022, 2021, and 2020, the Company did not grant any options to purchase shares of common stock to its employees.

Options are exercisable for a period as defined by the Compensation Committee on the date granted; however, no stock option will be exercisable before six months have elapsed from the date of grant and no stock option shall be exercisable after seven years from the date of grant. The following table summarizes the stock option activity for all of the Company's plans for the years ended December 31, 2022, 2021, and 2020.

	2022				2021		2020	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	16,633	$ 14.62	1.0 years	$ 410.4	57,653	$ 14.74	60,231	$ 14.74
Granted	—	—			—	—	—	—
Exercised	(9,817)	14.52			(41,020)	14.78	(2,578)	14.78
Cancelled	—	—			—	—	—	—
Outstanding at end of year	6,816	$ 14.78	0.1 years	$ 11.8	16,633	14.62	57,653	14.74
Exercisable at December 31, 2022	6,816	$ 14.78	0.1 years	$ 11.8				
Exercisable at December 31, 2021	16,633	$ 14.62	1.0 year	$ 410.4				

The total intrinsic value of options to acquire shares of the Company's common stock that were exercised during the years ended December 31, 2022, 2021, and 2020, was $0.1 million, $1.8 million and $0.1 million, respectively. All of the Company's stock options were vested as of December 31, 2022.

The following table summarizes information about the Company's stock options outstanding at December 31, 2022:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$14.00 to $15.00	6,816	0.1 years	$ 14.78	6,816	$ 14.78

Restricted Stock Units ("RSUs")

During the year ended December 31, 2022, the Company granted 66,680 restricted stock units to certain of the Company's employees under the 2019 Incentive Plan. The restricted stock units granted during the year ended December 31, 2022, have a three-year cliff-vesting period, during which the recipient must remain employed with the Company or its subsidiaries. The weighted average fair value of the restricted stock units at the date of grants made during the year ended December 31, 2022, was $32.86 per share.

The following table summarizes the activity of restricted stock units granted to certain Company employees for the years ended December 31, 2022, 2021, and 2020:

	Number of RSUs		Weighted-Average Grant-Date Fair Value
Non-vested RSUs outstanding at December 31, 2019	284,686	$	45.21
Granted.	82,505		61.45
Vested	(103,231)		35.81
Cancelled	(25,983)		52.31
Non-vested RSUs outstanding at December 31, 2020	237,977	$	54.15
Granted.	44,770		44.87
Vested	(69,184)		53.41
Cancelled	(13,390)		52.28
Non-vested RSUs outstanding at December 31, 2021	200,173	$	52.45
Granted.	66,680		32.86
Vested	(86,534)		48.69
Cancelled	(20,297)		44.91
Non-vested RSUs outstanding at December 31, 2022	160,022	$	47.28

Performance Share Units ("PSUs")

During the year ended December 31, 2022, the Compensation Committee granted performance share units, which are performance-based restricted stock units, to certain Company employees. The PSUs have a three-year vesting period, during which the recipient must remain employed with the Company. The number of performance shares awardable from the 2022 grants can range from 0% to 250% of the original amount granted depending on the Company's performance over three one-year measurement periods against the pre-established targets. The Company's compensation expense for performance share units is based upon the projected number of performance share units estimated to be awarded at the conclusion of the performance period. During 2022, the Compensation Committee awarded 40% of the shares related to the performance share grant in 2019 based on the Company's performance for the three years ended December 31, 2021, measured against the pre-established targets for the same period. This resulted in the forfeiture of 45,695 PSUs in 2022 from target related to the 2019 PSU grant. The Compensation Committee will determine the achievement of performance results and corresponding vesting of performance shares for each year's grant in 2020, 2021 and 2022 following the conclusion of the respective performance period. At the end of each performance period, the number of shares awarded can range from 0% to 250% of the original granted amount for performance share units granted in 2022 and 2021 and 0% to 200% for performance share units granted in 2020.

The following table summarizes the activity of performance share units granted at target as of December 31, 2022:

	Number of PSUs	Weighted-Average Grant-Date Fair Value	
Non-vested PSUs outstanding at December 31, 2019	233,571	$	45.44
Granted	69,132		61.45
Additional PSUs awarded from the 2017 grant	83,042		35.81
Vested	(166,084)		35.81
Cancelled	(23,052)		53.66
Non-vested PSUs outstanding at December 31, 2020	196,609	$	54.17
Granted	157,210		44.87
PSUs forfeited from the 2018 grant	(11,392)		53.41
Vested	(45,644)		53.41
Cancelled	(3,991)		53.30
Non-vested PSUs outstanding at December 31, 2021	292,792	$	49.39
Granted	225,345		32.73
PSUs forfeited from the 2019 grant	(45,695)		48.87
Vested	(30,480)		48.87
Cancelled	(13,032)		41.81
Non-vested PSUs outstanding at December 31, 2022	428,930	$	40.96

During the years ended December 31, 2022, 2021 and 2020, the Company granted fully-vested shares of common stock to the Company's directors in the amounts of 24,423, 21,175 and 14,643 shares, respectively, with a weighted average grant-date fair value of $32.86, $44.87 and $61.45 respectively. During the years ended December 31, 2022, 2021 and 2020, the Company recorded equity-based compensation expense of $9.2 million, $8.7 million and $6.8 million, respectively.

As of December 31, 2022, the Company had $18.5 million of total unrecognized compensation cost related to non-vested restricted stock grants and non-vested performance stock units. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures and estimates of the Company's future performance for unvested performance share units. The Company expects to recognize this cost over a weighted average period of 1.9 years.

Taxes

The Company's treatment of stock option grants of non-qualified options, restricted stock units and performance shares results in the creation of a deferred tax asset, which is a temporary difference, until the time that the option is exercised or the restrictions lapse.

Warrants

During the year ended December 31, 2021, the Company issued to Treasury warrants to purchase 203,090 shares of the Company's common stock as part of the PSP Extension Agreement and the PSP 3 Agreement. The warrants have a five-year term from the date of issuance, and 124,773 of the warrants have an exercise price of $40.41 per share and 78,317 of the warrants have an exercise price of $57.47 per share. The weighted average grant-date fair value of these warrants was estimated at $32.52 and $22.31 per share for the 124,773 and 78,317 warrants, respectively, using the Black-Scholes option pricing model.

During the year ended December 31, 2020, the Company issued to Treasury warrants to purchase 370,720 shares of the Company's common stock as part of the CARES Act payroll support. The warrants were issued with an exercise price of $28.38 per share for a five-year term from the date of issuance. The weighted average grant-date fair value of these warrants issued to Treasury was estimated at $13.57 per share using the Black-Scholes option pricing model.

Additionally, in 2020, the Company issued to Treasury warrants to purchase 211,416 shares of the Company's common stock in conjunction with the Company's $60 million borrowing under the CARES Act Secured Loan facility.

The warrants were issued with an exercise price of $28.38 per share for a five-year term from the date of issuance. The weighted average grant-date fair value of these warrants issued to Treasury was estimated at $15.22 per share using the Black-Scholes option pricing model.

The Company did not issue any warrants for the year ended December 31, 2022.

(12) Retirement Plans and Employee Stock Purchase Plans

SkyWest Retirement Plan

The Company sponsors the SkyWest, Inc. Employees' Retirement Plan (the "SkyWest Plan"). Employees who are at least 18 years of age are eligible for participation in the SkyWest Plan. Employees may elect to make contributions to the SkyWest Plan. Generally, the Company matches 100% of such contributions up to levels ranging from 2% to 12% of compensation, based on position and years of service. SkyWest Airlines pilots with ten or more years of service receive a non-elective contribution of 12% of their compensation in place of a matching contribution. Additionally, a discretionary contribution may be made by the Company. The Company's combined contributions to the SkyWest Plan were $45.4 million, $42.1 million and $31.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Employee Stock Purchase Plans

In May 2009, the Company's Board of Directors approved the SkyWest, Inc. 2009 Employee Stock Purchase Plan (the "2009 Stock Purchase Plan"). All employees who have completed 90 days of employment with the Company or one of its subsidiaries are eligible to participate in the 2009 Stock Purchase Plan, except employees who own five percent or more of the Company's common stock. The 2009 Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a five percent discount, through payroll deductions. Employees can contribute up to 15% of their base pay, not to exceed $25,000 each calendar year, for the purchase of shares. Shares are purchased semi-annually at a five percent discount based on the end of the period price. Employees can terminate their participation in the 2009 Stock Purchase Plan at any time upon written notice.

The following table summarizes purchases made under the 2009 Employee Stock Purchase Plans during the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,					
	2022		**2021**		**2020**	
Number of shares purchased		105,606		63,962		65,512
Average price of shares purchased	$	26.66	$	39.70	$	42.45

The 2009 Stock Purchase Plan is a non-compensatory plan under the accounting guidance. Therefore, no compensation expense was recorded for the years ended December 31, 2022, 2021, and 2020.

(13) Stock Repurchase

The Company's Board of Directors has adopted a stock repurchase program which authorizes the Company to repurchase shares of the Company's common stock in the public market or in private transactions, from time to time, at prevailing prices. The Company's stock repurchase program authorizes the repurchase of up to $250.0 million of the Company's common stock commencing on February 5, 2019, of which $139.6 million remained available at December 31, 2022.

During the year ended December 31, 2020, the Company repurchased 0.4 million shares of common stock for approximately $20.0 million at a weighted average price per share of $51.87. The Company did not repurchase any shares of its common stock during 2022 and 2021. Under the terms of the PSP3 Agreement, the Company's restriction from repurchasing shares of its common stock ended on September 30, 2022.

Additionally, during the years ended December 31, 2022, 2021 and 2020, the Company paid $1.2 million, $1.6 million and $6.2 million, respectively, for a net settlement of the income tax obligation on employee equity awards that vested during the applicable periods.

(14) Investments in Other Companies

Equity Method Investment

During 2019, the Company created a joint venture with Regional One, Inc. ("Regional One") by investing $22.3 million for a 75% ownership interest in Aero Engines, LLC. ("Aero Engines"). The Company invested an additional $1.0 million into Aero Engines in 2020 and $3.3 million during 2022 and retained a 75% ownership interest. The primary purpose of Aero Engines is to lease engines to third parties. Aero Engines requires unanimous approval from the Company and Regional One for its engine purchases, dispositions, lease agreements with third parties and all other material transactions. The Company determined Aero Engines is a variable interest entity as the Company has a 75% ownership interest in Aero Engines and all material decisions require unanimous approval from the Company and Regional One, resulting in disproportionate ownership rights relative to voting rights. As unanimous approval is required for all Aero Engines' material activities. Aero Engines has no primary beneficiary. The Company accounts for its investment in Aero Engines under the equity method. The Company's exposure in its investment in Aero Engines primarily consists of the Company's portion of income or loss from Aero Engines' engine lease agreements with third parties and the Company's ownership percentage in Aero Engines' engines book value. Aero Engines had no debt outstanding as of December 31, 2022. As of December 31, 2022, the Company's investment balance in Aero Engines was $26.6 million. The Company's investment in Aero Engines has been recorded in "Other Assets" on the Company's consolidated balance sheet. The Company's portion of the earnings generated by Aero Engines for the year ended December 31, 2022, was $1.4 million, which is recorded in "Other income (expense), net" on the Company's consolidated statements of comprehensive income (loss).

Fair Value Method Investment

In 2021, the Company entered into a strategic partnership with Eve UAM, to develop a network of deployment for Eve UAM's eVTOL aircraft. The Company signed a non-binding letter of intent to purchase 100 eVTOL aircraft.

During the year ended December 31, 2022, the Company acquired 1,000,000 shares of common stock of Eve and a warrant giving the Company the right to acquire 1,500,000 shares of common stock of Eve at an exercise price of $0.01 per share. The Company also received a put option from an Eve shareholder for the 1,000,000 shares of common stock of Eve payable in aircraft parts credits. The intent of the put option is to reduce the Company's investment risk in Eve. The warrant expires in May 2032, and the put option expires in December 2031. The Company acquired the Eve Investments for $10.0 million. The Company evaluated the Eve Investments under ASC Topic 321, "Investments – Equity Securities" and ASC Topic 815, "Derivatives and Hedging," and recorded the Eve Investments based on their pro rata share of the consideration paid using the fair value of the Eve Investments on the acquisition date, with subsequent changes in the fair value reported in earnings. The shares of common stock of Eve are classified as Level 1 within the fair value hierarchy as Eve stock is actively traded on the New York Stock Exchange, and the value is determined using quoted market prices for the equity security. The warrant and put option are classified as Level 3 within the fair value hierarchy, and the Company used the Black Scholes Option Pricing Model to determine the estimated fair market value of the warrant and put option, including an expected volatility of 49%, which is a significant unobservable input that was derived from historical volatility of comparable companies. The table below shows the reconciliation of the Level 3 warrant and put option Eve Investments (in thousands):

Level 3 Investments:	
Balance at December 31, 2021	$ —
Purchases	6,551
Unrealized gains	7,629
Balance at December 31, 2022	$ 14,180

The Company recognized unrealized gains of $11.4 million in "Other income, net" on the Company's consolidated statements of comprehensive income for the year ended December 31, 2022, related to the Eve Investments. As of December 31, 2022, the fair value of the Eve Investments was $21.4 million and was recorded in "Other Assets" on the Company's consolidated balance sheet.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of our disclosure controls and procedures, which have been designed to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported accurately and within the time periods specified in the SEC rules and forms. Our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2022, those controls and procedures were effective to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control

During the most recently completed fiscal quarter, we did not make any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on that evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP ("Ernst & Young"), the independent registered public accounting firm who also has audited our Consolidated Financial Statements included in this Report. Ernst & Young's report on our internal control over financial reporting appears on the following page.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of SkyWest, Inc.

Opinion on Internal Control over Financial Reporting

We have audited SkyWest, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, SkyWest, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of SkyWest, Inc. and subsidiaries as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a)2 and our report dated February 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 16, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


Items 10, 11, 12, 13 and 14 in Part III of this Report are incorporated herein by reference to our definitive proxy statement for our 2022 Annual Meeting of Shareholders scheduled for May 2, 2023. We intend to file our definitive proxy statement with the SEC not later than 120 days after December 31, 2022, pursuant to Regulation 14A of the Exchange Act.

		Headings in Proxy Statement
ITEM 10.	**DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**	"Election of Directors," "Executive Officers," "Corporate Governance," "Meetings and Committees of the Board" and "Delinquent Section 16(a) Reports"
ITEM 11.	**EXECUTIVE COMPENSATION**	"Corporate Governance," "Meetings and Committees of the Board," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation," "Director Compensation" and "Director Summary Compensation Table"
ITEM 12.	**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**	"Security Ownership of Certain Beneficial Owners" and "Securities Authorized for Issuance Under Equity Compensation Plans"
ITEM 13.	**CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**	"Certain Relationships and Related Transactions"
ITEM 14.	**PRINCIPAL ACCOUNTANT FEES AND SERVICES**	"Fees Paid to Independent Registered Public Accounting Firm"


PART IV


ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed:

1. Financial Statements: Report of Independent Registered Public Accounting Firm (PCAOB ID: 42), Consolidated Balance Sheets as of December 31, 2022 and 2021, Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020, Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020, Consolidated Statements of Stockholders' Equity for the years ended December 31, 2022, 2021, 2020, and 2019 and Notes to Consolidated Financial Statements.

2. Financial Statement Schedule. The following consolidated financial statement schedule of our company is included in this Item 15.

- Schedule II—Valuation and qualifying accounts

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

(b)   Exhibits

Number	Exhibit	Incorporated by Reference
3.1	Restated Articles of Incorporation	(1)
3.2	Amended and Restated Bylaws	(10)
4.1	Specimen of Common Stock Certificate	(2)
4.2	Warrant Agreement, dated as of April 23, 2020, by and between SkyWest, Inc. and the United States Department of the Treasury	(15)
4.3	Form of Warrant (incorporated by reference to Annex B of Exhibit 4.2)	(15)
4.4	Warrant Agreement, dated as of September 29, 2020, by and between SkyWest, Inc. and the United States Department of the Treasury	(16)
4.5	Form of Warrant (incorporated by reference to Annex B of Exhibit 4.4)	(16)
4.6	Warrant Agreement, dated as of January 15, 2021, by and between SkyWest, Inc. and the United States Department of the Treasury	(18)
4.7	Form of Warrant (incorporated by reference to Annex B of Exhibit 4.6)	(18)
4.8	Warrant Agreement, dated as of April 23, 2021, by and between SkyWest, Inc. and the United States Department of the Treasury	(19)
4.9	Form of Warrant (incorporated by reference to Annex B of Exhibit 4.8)	(19)
4.10	Description of Registered Securities	(17)
10.1	Amended and Restated Delta Connection Agreement, dated as of September 8, 2005, between SkyWest Airlines, Inc. and Delta Air Lines, Inc.	(3)
10.2	United Express Agreement dated July 31, 2003, between United Air Lines, Inc., and SkyWest Airlines, Inc.	(4)
10.3	Lease Agreement dated December 1, 1989 between Salt Lake City Corporation and SkyWest Airlines, Inc.	(5)
10.4	Master Purchase Agreement dated November 7, 2000 between Bombardier, Inc. and SkyWest Airlines, Inc.	(6)
10.5	Supplement to Master Purchase Agreement dated November 7, 2000 between Bombardier, Inc. and SkyWest Airlines, Inc.	(4)
+10.6	SkyWest, Inc. 2002 Deferred Compensation Plan, as amended and restated, effective January 1, 2008	(5)
+10.7	First Amendment to the Amended and Restated SkyWest, Inc. 2002 Deferred Compensation Plan	(5)
+10.8	SkyWest, Inc. 2009 Employee Stock Purchase Plan	(5)
+10.9	SkyWest, Inc. 2010 Long-Term Incentive Plan	(6)
+10.10	Form of Restricted Stock Unit Award Agreement	(12)
+10.11	Form of Performance Share Award Agreement	(12)
10.12	Aircraft Purchase Agreement, dated December 7, 2012, between Mitsubishi Aircraft Corporation and SkyWest, Inc.	(9)
10.13	Letter Agreement dated December 7, 2012, between Mitsubishi Aircraft Corporation and SkyWest, Inc.	(9)
10.14	Purchase Agreement COM0028-13, between Embraer S.A. and SkyWest Inc. dated February 15, 2013	(11)
+10.15	SkyWest, Inc. 2019 Long-Term Incentive Plan	(13)
10.16	Severance and Release Agreement, dated as of February 12, 2019, by and between the Registrant and Terry M. Vais	(14)
10.17	Form of Indemnification Agreement	(18)

Number	Exhibit	Incorporated by Reference
10.18	Payroll Support Program Agreement, dated of April 23, 2020, by and between SkyWest Airlines, Inc. and the United States Department of the Treasury	(15)
10.19	Promissory Note, dated as of April 23, 2020, issued by SkyWest Airlines, Inc. to the United States Department of the Treasury and guaranteed by SkyWest, Inc.	(15)
**10.20	Restatement Agreement to the Loan and Guarantee Agreement, dated of October 28, 2020, by and among SkyWest Airlines, Inc., the United States Department of the Treasury and the Bank of New York Mellon	(16)
10.21	Amendment to Loan and Guarantee Agreement, dated as of January 15, 2021, by and among SkyWest Airlines, Inc., the United States Department of the Treasury and the Bank of New York Mellon.	(18)
10.22	Payroll Support Program Extension Agreement, dated as of January 15, 2021, by and between SkyWest Airlines, Inc. and the United States Department of the Treasury	(18)
10.23	Promissory Note, dated as of January 15, 2021, issued by SkyWest Airlines, Inc. to the United States Department of the Treasury and guaranteed by SkyWest, Inc.	(18)
10.24	Payroll Support Program 3 Agreement, dated as of April 23, 2021, by and between SkyWest Airlines, Inc. and the United States Department of the Treasury	(19)
10.25	Promissory Note, dated as of April 23, 2021, issued by SkyWest Airlines, Inc. to the United States Department of the Treasury and guaranteed by SkyWest, Inc.	(19)
21.1	Subsidiaries of the Registrant	(18)
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
31.1	Certification of Chief Executive Officer	Filed herewith
31.2	Certification of Chief Financial Officer	Filed herewith
32.1	Certification of Chief Executive Officer	Filed herewith
32.2	Certification of Chief Financial Officer	Filed herewith
101	The following financial statements from the SkyWest Inc. Annual Report on Form 10-K for the year ended December 31, 2021, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Stockholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags	Filed herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Filed herewith

*   Certain portions of this exhibit have been omitted pursuant to Rule 24b-2 and are subject to a confidential treatment request.

**   Pursuant to Item 601(a)(5) of Regulation S-K promulgated by the Securities and Exchange Commission, certain exhibits and schedules to this agreement have been omitted. Such exhibits and schedules are described in the referenced agreement. The Company hereby agrees to furnish to the Securities and Exchange Commission, upon its request, any or all of such omitted exhibits or schedules.

+   Management compensatory plan or arrangement.

(1)   Incorporated by reference to the exhibits to a Registration Statement on Form S -3 (File No. 333-129831) filed on November 18, 2005

(2)   Incorporated by reference to a Registration Statement on Form S- 3 (File No. 333-42508) filed on July 28, 2000

(3)   Incorporated by reference to Registrant's Current Report on Form 8-K filed on September 13, 2005, as amended by Amendment No. 2 on Form 8-K/A filed on February 21, 2006

(4)	Incorporated by reference to exhibits to Registrant's Quarterly Report on Form 10-Q filed on November 14, 2003
(5)	Incorporated by reference to the exhibits to Registrant's Quarterly Report on Form 10-Q filed for the quarter ended December 31, 1986
(6)	Incorporated by reference to the exhibits to Registrant's Quarterly Report on Form 10-Q filed on February 13, 2001
(7)	Incorporated by reference to the exhibits to Registrant's Annual Report on Form 10-K filed on February 23, 2009
(8)	Incorporated by reference to Appendix A to Registrant's Definitive Proxy Statement on Schedule 14A (File No. 000-14719) filed on March 12, 2010
(9)	Incorporated by reference to the exhibits to Registrant's Current Report on Form 8-K filed on December 13, 2012, as amended by Amendment No. 1 to Current Report on Form 8-K/A filed on June 25, 2013
(10)	Incorporated by reference to the exhibits to Registrant's Annual Report on Form 10-K filed on February 24, 2012
(11)	Incorporated by reference to the exhibits to Registrant's Quarterly Report on Form 10-Q filed on August 7, 2013, as amended by Amendment No. 1 to Quarterly Report on Form 10-Q/A filed on November 4, 2013
(12)	Incorporated by reference to the exhibits to Registrant's Annual Report on Form 10-K filed on February 27, 2017
(13)	Incorporated by reference to Appendix B of the Registrant's Definitive Proxy Statement on Schedule 14A filed on March 22, 2019
(14)	Incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K filed on February 15, 2019
(15)	Incorporated by reference to the exhibits to Registrant's Quarterly Report on Form 10-Q filed on August 7, 2020
(16)	Incorporated by reference to the exhibits to Registrant's Quarterly Report on Form 10-Q filed on November 5, 2020
(17)	Incorporated by reference to the exhibits to Registrant's Annual Report on Form 10-K filed on February 18, 2020
(18)	Incorporated by reference to the exhibits to Registrant's Annual Report on Form 10-K filed on February 22, 2021
(19)	Incorporated by reference to the exhibits to Registrant's Quarterly Report on Form 10-Q filed on May 6, 2021

ITEM 16. FORM 10-K SUMMARY

None.

SKYWEST, INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2022, 2021 and 2020
(Dollars in thousands)

Description	Balance at Beginning of Year		Additions Charged to Costs and Expenses		Deductions		Balance at End of Year	
Year Ended December 31, 2022								
Allowance for inventory obsolescence	$	22,956	$	1,250	$	—	$	24,206
Allowance for credit losses		41,976		—		(4,591)		37,385
	$	64,932	$	1,250	$	(4,591)	$	61,591
Year Ended December 31, 2021								
Allowance for inventory obsolescence	$	19,676	$	3,280	$	—	$	22,956
Allowance for credit losses		46,225		—		(4,249)		41,976
	$	65,901	$	3,280	$	—	$	64,932
Year Ended December 31, 2020								
Allowance for inventory obsolescence	$	15,890	$	3,786	$	—	$	19,676
Allowance for doubtful accounts receivable		18		—		(18)		—
Allowance for credit losses (adoption of Topic 326)		15,388		30,837		—		46,225
	$	31,296	$	34,623	$	(18)	$	65,901

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K for the year ended December 31, 2022, to be signed on its behalf by the undersigned, thereunto duly authorized, on February 16, 2023.

SKYWEST, INC.

By: _____/s/ ROBERT J. SIMMONS_____

Robert J. Simmons
Chief Financial Officer

ADDITIONAL SIGNATURES

Pursuant to the requirement of the Securities Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons in the capacities and on the dates indicated.

Name	Capacities	Date
/s/ JERRY C. ATKIN Jerry C. Atkin	Chairman of the Board	February 16, 2023
/s/ RUSSELL A. CHILDS Russell A. Childs	Chief Executive Officer and President (Principal Executive Officer) and Director	February 16, 2023
/s/ ROBERT J. SIMMONS Robert J. Simmons	Chief Financial Officer (Principal Financial Officer)	February 16, 2023
/s/ ERIC J. WOODWARD Eric J. Woodward	Chief Accounting Officer (Principal Accounting Officer)	February 16, 2023
/s/ JAMES L. WELCH James L. Welch	Lead Director	February 16, 2023
/s/ SMITA CONJEEVARAM Smita Conjeevaram	Director	February 16, 2023
/s/ MEREDITH S. MADDEN Meredith S. Madden	Director	February 16, 2023
/s/ RONALD J. MITTELSTAEDT Ronald J. Mittelstaedt	Director	February 16, 2023
/s/ ANDREW C. ROBERTS Andrew C. Roberts	Director	February 16, 2023
/s/ KEITH E. SMITH Keith E. Smith	Director	February 16, 2023

SkyWest, Inc.
444 South River Road   ●   St. George, UT 84790

March 23, 2023

Dear Shareholder:

You are invited to attend the virtual Annual Meeting of Shareholders of SkyWest, Inc. scheduled to be held at 10:00 a.m., Mountain Daylight Time on Tuesday, May 2, 2023. Shareholders can access, participate in, and vote at the virtual Annual Meeting at www.virtualshareholdermeeting.com/SKYW2023 by using the 16-digit control number included on the proxy card and the instructions accompanying the proxy materials.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the items to be considered and acted upon by shareholders.

Your vote is very important. Whether you plan to attend the virtual Annual Meeting or not, we urge you to vote your shares as soon as possible. This will ensure representation of your shares at the Annual Meeting if you are unable to virtually attend.

We are pleased to make these proxy materials available over the Internet, which we believe increases the efficiency and reduces the expense of our annual meeting process. As a result, we are mailing to shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of paper copies of these proxy materials and our 2022 Annual Report. The Notice contains instructions on how to access those documents over the Internet or request that a full set of printed materials be sent to you. The Notice also gives instructions on how to vote your shares.

We look forward to your attendance at the virtual Annual Meeting.

Sincerely,



Jerry C. Atkin
Board Chair

SkyWest, Inc.
444 South River Road ● St. George, UT 84790

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
OF SKYWEST, INC.

Date: Tuesday, May 2, 2023
Time: 10:00 a.m., Mountain Daylight Time (MDT)
Place: www.virtualshareholdermeeting.com/SKYW2023

Purposes:

1. To elect eight directors of SkyWest, Inc. (the "*Company*"), to serve until the next Annual Meeting of the Company's shareholders and until their successors are duly elected and qualified;
2. To conduct a vote, on an advisory basis, on the compensation of the Company's named executive officers;
3. To conduct a vote, on an advisory basis, on the frequency of holding future advisory votes on the compensation of the Company's named executive officers every 1 year, 2 years or 3 years;
4. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023; and
5. To transact such other business that may properly come before the Annual Meeting and any adjournment thereof.

Who Can Vote: Shareholders at the close of business on March 2, 2023.
How You Can Vote: Shareholders may vote during the Annual Meeting, or in advance over the Internet, by telephone, or by mail.

By authorization of the Board of Directors,



Jerry C. Atkin
Board Chair

March 23, 2023

Proxy Statement for the
Annual Meeting of Shareholders of
SKYWEST, INC.

To Be Held on Tuesday, May 2, 2023

TABLE OF CONTENTS


PROXY STATEMENT
FOR THE
ANNUAL MEETING OF SHAREHOLDERS
OF

SKYWEST, INC.

TUESDAY, MAY 2, 2023

OVERVIEW


Solicitation

This Proxy Statement, the accompanying Notice of Annual Meeting, proxy card and the Annual Report to Shareholders of SkyWest, Inc. (the "Company" or "SkyWest") are being mailed on or about March 23, 2023. The Board of Directors of the Company (the "Board") is soliciting your proxy to vote your shares at the Annual Meeting of the Company's Shareholders to be held on May 2, 2023 at 10:00 a.m., Mountain Daylight Time (the "Meeting"). The Meeting will be held virtually at www.virtualshareholdermeeting.com/SKYW2023. The Board is soliciting your proxy in an effort to give all shareholders of record the opportunity to vote on matters that will be presented at the Meeting. This Proxy Statement provides information to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. You are giving the individuals appointed by the Board as proxies (Jerry C. Atkin, Russell A. Childs and Robert J. Simmons) the authority to vote your shares in the manner you indicate.

Why did I receive more than one notice?

You may receive multiple notices if you hold your shares in different ways (e.g., joint tenancy, trusts, or custodial accounts) or in multiple accounts. If your shares are held by a broker (i.e., in "street name"), you will receive your notice or other voting information from your broker. In any case, you should vote for each notice you receive.

Voting Information

Who is qualified to vote?

You are qualified to receive notice of and to vote at the Meeting if you owned shares of common stock of SkyWest (the "Common Stock") at the close of business on the record date of Thursday, March 2, 2023.

How many shares of Common Stock may vote at the Meeting?

As of March 2, 2023, there were 48,819,519 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter presented at the Meeting.

What is the difference between a "shareholder of record" and a "street name" holder?

If your shares are registered directly in your name with Zions First National Bank, the Company's transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "street name" holder.

How can I vote at the Meeting?

You may vote during the Meeting by virtually attending the Meeting via the Internet at www.virtualshareholdermeeting.com/SKYW2023 and following the instructions there. You may also vote in advance over the Internet, or by telephone, or you may request a complete set of traditional proxy materials and vote your proxy by mail. To vote your proxy in advance of the Meeting using the Internet or telephone, see the instructions on the proxy form and have the proxy form available when you access the Internet website or place your telephone call. To vote your proxy by mail, mark your vote on the enclosed proxy card, then follow the instructions on the card.

How do I attend the virtual Meeting?

Shareholders of record as of March 2, 2023 will be able to attend and participate in the virtual Meeting by accessing www.virtualshareholdermeeting.com/SKYW2023 and following the instructions there. To join the Meeting, you will need to have your 16-digit control number which is included on your notice or your proxy card (if you received a printed copy of the proxy materials).

Even if you plan to attend the Meeting, we recommend that you also vote by proxy as described herein so that your vote will be counted if you subsequently decide not to attend the Meeting.

Access to the Audio Webcast of the Meeting. The live audio webcast of the Meeting will begin promptly at 10:00 a.m., Mountain Daylight Time on May 2, 2023. We encourage shareholders to access the meeting website prior to the start time. Online access to the audio webcast will open approximately 15 minutes prior to the start of the virtual Meeting to allow time for you to log in and test the computer audio system.

Log in Procedures. To attend the virtual Meeting, visit www.virtualshareholdermeeting.com/SKYW2023 to log in. Shareholders will need their unique 16-digit control number which appears on your notice (printed in the box and marked by the arrow) and the instructions that accompanied the proxy materials. In the event that you do not have a control number, please contact your broker, bank, or other agent as soon as possible and no later than April 20, 2023, so that you can be provided with a control number and gain access to the Meeting.

Technical Assistance. Beginning 15 minutes prior to the start of and during the virtual Meeting, we will have technicians ready to assist shareholders with any technical difficulties they may have accessing or hearing the Meeting. If you encounter any difficulties accessing the virtual Meeting during the check-in or meeting time, please call the technical support number available on the shareholder login site.

Submitting Questions. If you wish to submit questions for the Annual Meeting, you may do so beginning at 9:00 a.m. Mountain Daylight Time on April 4, 2023, until 11:59 p.m. Mountain Daylight Time on April 29, 2023, by logging into www.proxyvote.com and entering your control number included on your proxy materials. Once past the login screen, click on "Question for Management," type in your question and click "Submit."

Questions pertinent to meeting matters will be answered during the question and answer period immediately following the formal business portion of the Annual Meeting. In order to give as many shareholders as possible the opportunity to ask questions, each shareholder will be limited to one question. Questions regarding personal matters, such as employment or service-related issues, or other matters not deemed pertinent to meeting matters or otherwise suitable for discussion at the meeting (in the discretion of the presiding officer at the meeting) will not be answered. Any questions suitable for discussion at the meeting that cannot be answered during the Annual Meeting due to time constraints will be addressed after the meeting in the Investor Relations section of our website, *inc.skywest.com*. The questions and answers will be available as soon as practical after the Annual Meeting and will remain available until two weeks after posting.

What are the Board's recommendations on how I should vote my shares?

The Board recommends that you vote your shares as follows:

Proposal 1—**FOR** the election of all eight nominees for director.

Proposal 2—**FOR** the non-binding resolution to approve the compensation of the Company's named executive officers.

Proposal 3—for the approval, on an advisory basis, of the frequency of future stockholder advisory votes on the compensation of the Company's named executive officers every **1 YEAR**.

Proposal 4—**FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023.

What are my choices when voting?

Proposal 1—You may cast your vote in favor of up to eight individual director-nominees. You may vote for less than eight director-nominees if you choose. You may also abstain from voting.

Proposals 2 and 4—You may cast your vote in favor of, or against, each proposal. You may also abstain from voting.

Proposal 3—You may cast your vote in favor of a period of 1 year, 2 years or 3 years. You may also abstain from voting.

How will my shares be voted if I do not specify how they should be voted?

If you execute the enclosed proxy card without indicating how you want your shares to be voted, the proxies appointed by the Board will vote as recommended by the Board and described previously in this section.

Similarly, shares represented by proxies that reflect a "broker non-vote" will be counted for purposes of determining whether a quorum exists. A broker non-vote occurs when a broker, bank or other financial institution holding shares in street name for a beneficial owner has not received instructions from the beneficial owner and does not have discretionary authority to vote the shares for a particular proposal. Under the rules of various national and regional securities exchanges, the organization that holds your shares in street name has discretionary authority to vote only on routine matters and cannot vote on non-routine matters. The only proposal at the meeting that is considered a routine matter under applicable rules is the proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023. Therefore, unless you provide voting instructions to the broker, bank or other financial institution holding shares on your behalf, they will not have discretionary authority to vote your shares on any of the other proposals described in this proxy statement. Please vote your proxy or provide voting instructions to the broker, bank or other financial institution holding your shares so your vote on the other proposals will be counted.

What is the quorum requirement for the Meeting?

Under Utah law and the Company's Amended and Restated Bylaws, the holders of a majority of the votes entitled to be cast on the matter constitutes a quorum. Therefore, the holders of a majority of the Common Stock issued and outstanding and entitled to vote at the Meeting, present in person or represented by proxy, constitute a quorum for the transaction of business at the Meeting. If you submit a properly executed proxy via the Internet or by telephone or mail, regardless of whether you abstain from voting on one or more matters, your shares will be counted as present at the Meeting for the purpose of determining a quorum. Broker non-votes will also be counted as present for the purpose of determining the presence of a quorum at the Meeting. The inspectors of election will determine whether a quorum is present and will tabulate the votes cast at the Meeting.

What vote will be required to approve each proposal?

Proposal 1 provides that, assuming a quorum is present at the Meeting, the eight director-nominees who receive a majority of the votes cast with respect to his or her election will be elected as directors of the Company. This means that the number of shares voted "for" the election of a director must exceed the number of shares voted "against" the election of that director.

Proposals 2 and 4 will be approved if, assuming a quorum is present at the Meeting, the number of votes cast, in person or by proxy, in favor of a particular proposal exceeds the number of votes cast in opposition to the proposal. Proposal 2 is an advisory vote only, and has no binding effect on the Board or the Company.

Proposal 3 allows you to vote for one of four choices: holding the advisory vote on executive compensation every 1 year, 2 years or 3 years, or abstaining from voting. Therefore, shareholders will not be voting to approve or disapprove the recommendation of the Board, but will instead be casting their vote for the voting frequency they prefer. Proposal 3 is an advisory vote only, and has no binding effect on the Board or the Company.

How will abstentions and broker non-votes be treated?

Abstentions and broker non-votes will be deemed as "present" at the Meeting and will be counted for quorum purposes only. Abstentions and broker non-votes, if any, will not count as a vote cast as to any director-nominee's election and thus will have no effect in determining whether a director nominee has received a majority of the votes cast. For purposes of the votes on Proposals No. 2, No. 3 and No. 4 abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the votes on such proposals.

Can I change my vote?

You may revoke your proxy before the time of voting at the Meeting in any of the following ways:

- by mailing a revised proxy card to the Chief Financial Officer of the Company;

- by changing your vote on the Internet website;

- by using the telephone voting procedures; or

- by attending the Meeting virtually and voting during the Meeting.

Who will count the votes?

Representatives from Zions First National Bank, the Company's transfer agent, or other individuals designated by the Board, will count the votes and serve as inspectors of election. The Company anticipates using a third-party service, Broadridge Financial Solutions, Inc., to facilitate the voting process. The inspectors of election will be present at the Meeting.

Will there be a list of shareholders entitled to vote at the Meeting?

Yes, the Company will make a shareholders' list as of the close of business on March 2, 2023 available for inspection upon request at the Company's principal office at 444 South River Road, St. George, Utah 84790, beginning two business days after the date of this Proxy Statement continuing through the Meeting and any meeting adjournments thereof. Such list will also be available during the Meeting on the online portal.

Who will pay the cost of this proxy solicitation?

The Company will pay the costs of soliciting proxies. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of the Common Stock.

Is this Proxy Statement the only way proxies are being solicited for use at the Meeting?

Yes. The Company does not intend to employ any other methods of solicitation.

How are proxy materials being delivered?

The Company is pleased to take advantage of Securities and Exchange Commission rules that allow companies to furnish their proxy materials over the Internet. As a result, the Company is mailing to most of its shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of this Proxy Statement and the Company's 2022 Annual Report to Shareholders. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of the Company's proxy materials, including this Proxy Statement, the 2022 Annual Report to Shareholders and a form of proxy card or voting instruction card. All shareholders who do not receive a Notice will receive a paper copy of the proxy materials by mail. The Company believes this process will allow it to provide its shareholders with the information they need in a more efficient manner, while reducing the environmental impact and lowering the costs of printing and distributing these proxy materials.

PROPOSAL 1
ELECTION OF DIRECTORS

The Board currently consists of eight directors. All directors serve a one-year term and are subject to re-election each year. The terms of all of the Company's current directors expire at the Meeting. At the Meeting, the Company proposes to elect the eight current directors to hold office until the 2024 Annual Meeting of Shareholders and until their successors have been elected and have qualified. The eight nominees for election at the Meeting are listed below.

- Jerry C. Atkin, Chair
- Russell A. Childs
- Smita Conjeevaram
- Meredith S. Madden
- Ronald J. Mittelstaedt
- Andrew C. Roberts
- Keith E. Smith
- James L. Welch

The Board Recommends That Shareholders Vote *FOR* All Eight Director Nominees.

All of the nominees are currently serving as a director of the Company and have consented to be named as a nominee. Shareholders voting in person or by proxy at the virtual Meeting may only vote for eight nominees. If, prior to the Meeting, any of the nominees becomes unable to serve as a director, the Board may designate a substitute nominee. In that event, the persons named as proxies intend to vote for the substitute nominee designated by the Board.

The Board and the Nominating and Corporate Governance Committee believe that each of the following nominees possesses the experience and qualifications that directors of the Company should possess, as described in detail below, and that the experience and qualifications of each nominee compliments the experience and qualifications of the other nominees. The experience and qualifications of each nominee, including information regarding the specific experience, qualifications, attributes and skills that led the Board and its Nominating and Corporate Governance Committee to conclude that he or she should serve as a director of the Company at the present time, in light of the Company's business and structure, are set forth on the following pages.

Jerry C. Atkin

Age: 74   **Director Since:** 1974   **Committees:** None

Principal Occupation: Board Chair

Experience: Mr. Atkin joined the Company in July 1974 as the Company's Director of Finance. In 1975, he assumed the office of President and Chief Executive Officer ("CEO") and was elected Board Chair in 1991. Mr. Atkin served as President of the Company until 2011 and as CEO until December 31, 2015.

The Board nominated Mr. Atkin to serve as a director, in part, because of his deep knowledge and understanding of the Company, the regional airline industry as well as having served as the Company's CEO for more than 40 years. Mr. Atkin performs an extremely valuable role as the Board Chair, providing critical leadership and direction to the Board's activities and deliberations. The Board also believes his values and integrity are tremendous assets to the Company and its shareholders.

Other Directorships: Mr. Atkin served as a director of Zions Bancorporation, a regional bank holding company based in Salt Lake City, Utah ("Zions") from 1993 to July 2020.

Russell A. Childs

Age: 55   **Director Since:** 2016   **Committees:** None

Principal Occupation: CEO and President of the Company and its operating subsidiary, SkyWest Airlines, Inc. ("SkyWest Airlines")

Experience: Mr. Childs was named CEO of the Company effective January 1, 2016, and has served as President of the Company since 2014. He is responsible for the holding company's operating entities and all commercial activities. He joined the Company in 2001 and became Vice President – Controller later that year. He served as the President and Chief Operating Officer of SkyWest Airlines from 2007 to 2014. Mr. Childs earned his bachelor's degree in Economics and master's degree in Accounting from Brigham Young University. Prior to joining the Company, Mr. Childs was a certified public accountant employed by a public accounting firm.

The Board nominated Mr. Childs, in part, because it recognizes Mr. Childs' critical role in delivering value to all Company stakeholders, as well as noting the importance of the Company's CEO serving on the Board, as he is the one closest to the Company's day-to-day operations and is able to communicate the Board's expectations, advice and encouragement to the Company's nearly 14,000 employees.

Other Directorships: Mr. Childs currently serves on the Salt Lake City Branch of the Federal Reserve Bank of San Francisco, serves on the Intermountain Healthcare Desert Region Board of Trustees and is the Chair of the NextGen Advisory Committee of the Federal Aviation Administration (FAA).

Smita Conjeevaram

Age: 62   **Director Since:** 2021   **Committees:** Member of the Audit Committee; Member of the Compensation Committee; Member of the Nominating & Corporate Governance Committee

Principal Occupation: Retired CFO of the Fortress Investment Group's Credit Hedge Funds

Experience: Ms. Conjeevaram holds over 25 years in finance and nearly a decade of experience at two of the Big 4 worldwide accounting firms, including PricewaterhouseCoopers LLP. In her most recent operational role, Ms. Conjeevaram served as Deputy CFO of Fortress Investment Group's Credit Funds and CFO of the Fortress Investment Group's Credit Hedge Funds.

The Board nominated Ms. Conjeevaram, in part, because of her refined global business and financial expertise, as well as her experience in growth management.

Other Directorships: Ms. Conjeevaram currently serves as a director of SS&C Technologies, Inc. (SSNC), McGrath Rentcorp (MGRC), and WisdomTree Investments, Inc. (WETF). She is the Audit Committee chair at SSNC. She sits on the Audit and Nominating and Governance committees at MGRC and WETF.

Meredith S. Madden

Age: 49   **Director Since:** 2015   **Committees:** Member of the Audit Committee; Member of the Compensation Committee; Member of the Safety & Compliance Committee

Principal Occupation: Chief Executive Officer

Experience: Ms. Madden was appointed CEO of NORDAM in 2011. Headquartered in Tulsa, Oklahoma, NORDAM is one of the world's premier family-owned aerospace providers of composite structures and engineered solutions, employing nearly 2,500 stakeholders across multiple facilities in North America, Europe and Asia Pacific. Ms. Madden joined NORDAM in 1999, and progressed through a series of roles in operations, sales, and strategic market planning; vice president of Global Sales and Marketing; vice president of the Repair Group; chief operating officer, overseeing all repair and manufacturing operations in the United States, Europe and Asia; and president of NORDAM. Prior to her NORDAM career, she was a senior consultant on mergers and acquisitions, corporate recovery services and financial advisory in global finance.

Ms. Madden holds an MBA from the University of Chicago, and a Bachelor of Science in business administration and finance from the University of Notre Dame.

The Board nominated Ms. Madden, in part, because of her expertise and strategic insights related to aircraft maintenance vendor planning. Additionally, Ms. Madden has extensive expertise working with international maintenance service providers.

Other Directorships: Ms. Madden currently serves on the board of The NORDAM Group LLC, Tempur Sealy International, Inc. (NYSE: TPX) and is an Emeritus Member of the Board of the Smithsonian National Air and Space Museum.

Ronald J. Mittelstaedt

Age: 59   **Director Since:** 2013   **Committees:** Chair of the Compensation Committee; Member of the Nominating & Corporate Governance Committee; Member of the Safety & Compliance Committee

Principal Occupation: Board Executive Chair of Waste Connections, Inc. ("Waste Connections")

Experience: Mr. Mittelstaedt has served as the Executive Chair of Waste Connections, a company he founded in 1998, since July 2019, and he previously served as its Chair and CEO from 1997 to July 2019. Under Mr. Mittelstaedt's leadership, Waste Connections has become the second largest company in the North American solid waste and recycling industry, employing more than 23,000 people nationwide, and is traded on the New York Stock Exchange and Toronto Stock Exchange. Mr. Mittelstaedt also serves as an independent director and Chair of the Audit Committee for Pride Industries, Inc. Pride Industries is the largest employer of individuals with developmental disabilities in the U.S. with over 5,000 employees. Mr. Mittelstaedt also serves as an independent director for Teichert, Inc. Teichert, Inc. is one of the largest privately-held infrastructure general contractors in California. Mr. Mittelstaedt also serves as an independent director for Pye-Barker, Inc., a privately-held company which is the largest commercial fire suppression install and maintenance company in the United States. Mr. Mittelstaedt also established the RDM Positive Impact Foundation in 2004 to improve the lives of underprivileged and at-risk children. Prior to his career in waste management, he spent three years in the air freight industry. Mr. Mittelstaedt holds a bachelor's degree in Business Economics from the University of California – Santa Barbara.

The Board nominated Mr. Mittelstaedt, in part, because of his expertise in making large capital equipment decisions, extensive experience working with diverse employee and other groups in various geographic regions and a history of developing an organizational culture of strong work ethics. Mr. Mittelstaedt also contributes to the Board his insight as an experienced CEO of a publicly traded company, which the Board has found valuable in its deliberations.

Other Directorships: Mr. Mittelstaedt currently serves as the Board Chair for Waste Connections, and serves as an independent director of Pride Industries, Teichert and Pye-Barker.

Andrew C. Roberts

Age: 62   **Director Since:** 2015   **Committees:** Chair of the Safety & Compliance Committee; Member of the Audit Committee; Member of the Compensation Committee

Principal Occupation: Chair, STS Aviation Group, LLC

Experience: Since January 2019, Mr. Roberts has served as the Chair of STS Aviation Group LLC, a diversified aviation product and services provider, and holds a board position at Continental Aerospace Technologies., a subsidiary and the principal operating entity of Continental Aerospace Technologies Holding Ltd. (0232.HK) since November 2015, a manufacturer of propulsion units for General Aviation.

Mr. Roberts was the Executive Chair of Ryan Herco Flow Solutions, a national distributor of high purity fluid conveyance and control products, from 2015 to 2018. Additionally, he served as CEO, President and Board Member at Align Aerospace, a global distributor of products to the aerospace and aviation industries, from January 2014 to September 2015; and CEO & President of Permaswage Holding SA, a designer and manufacturer of aircraft fluid fitting products, from 2009 to 2014. He has experience in the management and operation of major and regional airlines, including Northwest Airlines from 1997 to 2008, where he served in multiple executive positions. From 2000 until 2008 he served as Chair of Aeroxchange Ltd. Mr. Roberts holds a bachelor of science degree (with Honors) in Engineering from the University of Birmingham and a post graduate diploma in Engineering from Coventry University.

The Board nominated Mr. Roberts, in part, due to his extensive background in the aviation maintenance and overhaul industry, as well as his commercial airline executive leadership. Mr. Roberts' education and professional training in the fields of engineering and aerospace manufacturing have allowed him to make valuable contributions to the Board in assessing the Company's technical operations.

Other Directorships: Mr. Roberts has served on the board of Alliance Ground International (AGI), an air cargo and ramp handling service provider, since 2021.

Keith E. Smith

Age: 62   **Director Since:** 2013   **Committees:** Chair of the Audit Committee; Member of the Compensation Committee; Member of the Nominating & Corporate Governance Committee

Principal Occupation: President and CEO of Boyd Gaming Corporation ("Boyd Gaming")

Experience: Mr. Smith is President, CEO and a director of Boyd Gaming, one of the nation's leading casino entertainment companies, with 29 operations in 11 states and more than 15,000 employees. Mr. Smith is an industry veteran with more than 35 years of gaming experience. He joined Boyd Gaming in 1990 and held various executive positions before being promoted to Chief Operating Officer in 2001. In 2005, Mr. Smith was named President and elected as a director of Boyd Gaming and in 2008 he assumed the role of CEO. The common stock of Boyd Gaming is traded on the New York Stock Exchange.

Mr. Smith holds a bachelor's degree in Accounting from Arizona State University. He served as Chair of the Los Angeles Branch of the Federal Reserve Bank of San Francisco from 2012 to 2014. He served as Chair of the American Gaming Association and the Nevada Resort Association. He served as Vice Chair of the Las Vegas Convention and Visitors Authority from 2005 to 2011.

The Board nominated Mr. Smith, in part, due to his diverse experience in investing in, financing, and managing capital assets and real properties in various geographic regions. Mr. Smith also has extensive experience in leading and directing a large group of diverse employees. Mr. Smith's accounting training and experience and his service as Chair of the Los Angeles Branch of the Federal Reserve Bank of San Francisco also enable him to provide valuable service as the Chair of the Compensation Committee and to the Audit Committee.

Other Directorships: Mr. Smith currently serves as a director of Boyd Gaming.

James L. Welch

Age: 68   **Director Since:** 2007   **Committees:** Lead Director; Chair of the Nominating & Corporate Governance Committee; Member of the Audit Committee; Member of the Safety & Compliance Committee

Principal Occupation: Retired CEO of YRC Worldwide Inc. ("YRC Worldwide")

Experience: From July 2011 until his retirement in July 2018, Mr. Welch served as the CEO of YRC Worldwide, a provider of global, national and regional ground transportation services. From 2008 to July 2011, Mr. Welch served as the President and CEO of Dynamex, Inc., a provider of same-day transportation and logistics services in the United States and Canada. During 2007 and 2008, he served as Interim CEO of JHT Holdings, a holding company of multiple enterprises engaged in automotive transport and management services. From 2000 to 2007, Mr. Welch served as the President and CEO of Yellow Transportation, an international transportation services provider.

The Board nominated Mr. Welch, in part, due to his over 37 years of senior executive experience in the transportation sector, including extensive experience working with organized labor groups and labor unions. His insights have been particularly valuable to the Board as the Company has addressed labor and related issues arising in the operation of SkyWest Airlines. Mr. Welch also contributes to the Board valuable practical experience in the operation of a large enterprise, as well as the perspective of a successful entrepreneur.

Other Directorships: Mr. Welch currently also serves on the Boards of Schneider National and Stericycle.

EXECUTIVE OFFICERS

In addition to Russell A. Childs, the CEO and President of the Company, whose biographical information is set forth above, the following individuals served as executive officers of the Company or its operating subsidiaries during 2022.

Robert J. Simmons

Age: 60   **Title:** Chief Financial Officer

Mr. Simmons is the Chief Financial Officer of the Company and its operating subsidiary, SkyWest Airlines. He is responsible for the areas of information technology, human resources, risk management and benefits, finance, accounting, treasury and investor relations for the Company and its subsidiaries.

From 2009 until his appointment as SkyWest's Chief Financial Officer in March 2015, Mr. Simmons served as a Partner with Bendigo Partners, LLC. ("Bendigo Partners"), a privately held firm focused on technology-based financial services as private equity investors and operational consultants. In his role with Bendigo Partners, he was responsible for portfolio management. He previously served as Chief Financial Officer as well as Corporate Treasurer for E*TRADE Financial Corporation. He has more than 30 years of finance and treasury experience in various leadership positions at companies including Oracle, Iomega, and Bank of America.

Mr. Simmons holds a master's degree in business administration, with an emphasis in finance from the Kellogg Graduate School of Management at Northwestern University, and graduated magna cum laude with a bachelor's degree in international business from Brigham Young University.

Wade J. Steel

Age: 47   **Title:** Chief Commercial Officer

Mr. Steel is the Chief Commercial Officer of the Company and its operating subsidiary, SkyWest Airlines. He is responsible for the Company's contractual relationships with American Airlines, Inc. ("American"), Delta Air Lines, Inc. ("Delta"), United Airlines, Inc. ("United") and Alaska Airlines, Inc. ("Alaska"), development of new business opportunities with network airlines, financial planning, fleet management and maintenance. He also plays a vital role in the strategic planning and development opportunities of the Company.

Mr. Steel was initially employed with the Company in March 2007 as Director of Financial Planning and Analysis and was appointed to serve as Vice President – Controller for SkyWest Airlines in 2011. From May 2014 until his appointment as Chief Commercial Officer of the Company in March 2015, he served as the Executive Vice President and acting Chief Financial Officer of the Company, with responsibility for the areas of finance, treasury, investor relations and information technology for the Company and its subsidiaries. Prior to joining the Company, Mr. Steel was employed by a public accounting firm.

Mr. Steel holds bachelor's and master's degrees in accounting from Brigham Young University and is a member of the American Institute of Certified Public Accountants. He sits on the board of Southern Airways Corporation and Saint George Regional Hospital.

Eric J. Woodward

Age: 51   **Title:** Chief Accounting Officer

Mr. Woodward is the Chief Accounting Officer of the Company and its operating subsidiary, SkyWest Airlines. He is responsible for the oversight of the Company's financial accounting practices, internal controls and reporting to the Securities and Exchange Commission.

Mr. Woodward was employed in various other capacities with the Company from April 2004 until April 2007 and served as the Company's Vice President – Controller from April 2007 until May 2011, when he was appointed to serve as Chief Accounting Officer of the Company. He is a certified public accountant and was employed by a public accounting firm prior to joining the Company.

Mr. Woodward holds a bachelor's and master's degree in accounting from the University of Utah, and is a member of the American Institute of Certified Public Accountants and Utah Association of Certified Public Accountants.

Greg S. Wooley

Age: 57   **Title:** Executive Vice President Operations

Mr. Wooley is the Executive Vice President Operations of SkyWest Airlines. He is responsible for oversight of all aspects of SkyWest Airlines' operations, including safety, flight operations, operations control center, inflight, airport operations and customer service. He also oversees SkyWest Airline's operational relationships with American, Delta, United and Alaska.

Mr. Wooley was initially employed with the Company in September 2019 as Vice President – Airport Operations until his appointment to serve as Executive Vice President Operations of SkyWest Airlines in October 2020. Prior to joining SkyWest Airlines, Mr. Wooley held various leadership positions at ExpressJet Airlines, including Vice President – Flight Operations since 2016. He has more than 25 years of aviation experience in leadership positions in airport services, in-flight and maintenance training and standards, as well as, overseeing flight operations and regulatory compliance. His years of experience make him uniquely suited for this role and have provided him with immense knowledge of the day-to-day operations of an airline.

Mr. Wooley holds a degree in aviation management.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines and periodically reviews and ratifies those guidelines, including most recently on February 7, 2023. The Corporate Governance Guidelines can be accessed at the Company's website, *inc.skywest.com.* Please note, however, that the information contained on the website is not incorporated by reference in, or considered part of, this proxy statement.

The Corporate Governance Guidelines supplement the Company's Amended and Restated Bylaws and the charters of the Board's committees. Excerpts from the principal sections of the Company's Corporate Governance Guidelines are noted below.

Director Independence

At a minimum, the Board will have a majority of directors who meet the criteria for independence as required by The Nasdaq Global Select Market.

Director Qualifications

Criteria for Membership

The Company's Nominating and Corporate Governance Committee is responsible for annually reviewing with the Board the desired skills and characteristics of directors, as well as the composition of the Board as a whole.

Terms and Limitations

All directors currently stand for election each year. The Board does not believe it should establish a limit on the number of times that a director may stand for election.

Retirement

Directors are required to submit their resignation from the Board when their term expires upon reaching the age of 75 years old. The Board will accept the resignation unless the Nominating and Corporate Governance Committee recommends otherwise, considering industry expertise and a continuation of value the Board anticipates such Director will provide to the Company. Directors generally will not be nominated for election following their 75th birthday.

Ownership of Company Stock

Directors are required to own shares of Common Stock having a value equal to at least five times the cash component of their annual base compensation.

Director Responsibilities

General Responsibilities

The basic responsibility of directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders.

Oversight of Management

The Board is responsible for encouraging the Company's management to effectively implement policies and strategies developed by the Board, and to provide dynamic leadership of the Company.

Board Meetings and Materials

Frequency of Meetings

The Board has four regularly scheduled in person or virtual meetings per year. As determined necessary by the Board and in order to address the Company's needs, special meetings of the Board, including telephonic meetings, are convened from time to time.

Meeting Responsibilities

Absent extraordinary circumstances, directors of the Company should attend all Board meetings, meetings of the committee(s) on which they serve and shareholder meetings. The Board Chair is responsible for establishing the agenda for each Board meeting. Each director is free to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting.

Executive Sessions of Independent Directors

The Company's independent directors meet in executive session regularly, generally quarterly. The independent directors may either choose one director annually to serve as the Lead Independent Director and to preside at all executive sessions or establish a procedure by which a Lead Independent Director will be selected. The independent directors of the Company have chosen Mr. James L. Welch to serve as the Lead Independent Director.

Director Compensation

The form and amount of director compensation is determined by the Board based on general principles established on the Nominating and Corporate Governance Committee's recommendation. These principles are in accordance with the policies and principles set forth in the Nominating and Corporate Governance Committee's charter and are intended to be consistent with rules established by The Nasdaq Global Select Market, including those relating to director independence and to compensation of Audit Committee members.

CEO Evaluation and Management Succession

The Nominating and Corporate Governance Committee conducts an annual review to assess the performance of the Company's CEO. The Nominating and Corporate Governance Committee communicates the results of its review to the other directors in a meeting that is not attended by the CEO. The directors of the Company, excluding the CEO, review the Nominating and Corporate Governance Committee's report to assess the CEO's leadership in the long and short-term, as well as the Company's long-term succession plans.

Annual Evaluations

The Board conducts an annual evaluation to determine if the Board and its committees are functioning effectively. The Nominating and Corporate Governance Committee solicits comments from all of the Company's directors and reports annually to the Board with an assessment of the Board's performance. Each of the Board's standing committees conducts an annual evaluation to assess the performance of the applicable committee.

Review and Access to Guidelines

The Nominating and Corporate Governance Committee reviews the Company's Corporate Governance Guidelines at least annually, then, as it deems appropriate, recommends amendments to the Board.

Board Tenure and Experience

The Board recognizes that its current members have served on the Board for various tenures, with the shortest tenure being two years and other directors having served for more than 10 years. Our Board believes that the Board represents a balance of industry, technical and financial experiences, which provide effective guidance and oversight to management. Our governance policies reflect our belief that directors should not be subject to term limits. While term limits could facilitate fresh viewpoints and ideas, we believe they are offset by the disadvantage of causing the loss of directors who over a period of time have developed insight into our strategies, operations, and risks and continue to provide valuable contributions to board deliberations. In particular, the Board believes that Mr. Atkins, who has been a director for more than 35 years, will continue to provide significant value and leadership to the Board and to the Company through his in-depth knowledge and experience in the airline industry.

Accordingly, while director tenure is taken into consideration when making nomination decisions, the Board believes that imposing mandatory limits on director tenure would unnecessarily deprive it of the valuable contributions of its most experienced members. Nonetheless, the Board strives to add new directors to infuse new ideas and fresh perspectives in the boardroom. In the past ten years, six new directors have joined the Board, with the latest, Ms. Conjeevaram, joining the Board in 2021.

Board Diversity

The Board considers board diversity broadly, not merely with regard to race, gender, or national origin, but also with regard to general background, geographical location, differences of viewpoint, experience, education, skills and other qualities or attributes that contribute to Board diversity. The Board believes that ethnic, gender and cultural diversity among its members provides value and is important. In considering a potential new candidate, the Board considers whether the candidate would increase the Board's ethnic, gender or cultural diversity. The consideration of diversity permeates all discussions of the Nominating and Corporate Governance Committee. Additionally, on an annual basis, as part of the Board's self-evaluation process, the Board assesses whether the mix and diversity of board members is appropriate.

The following Board Diversity Matrix presents our Board diversity statistics in accordance with Nasdaq Rule 5606, as self-disclosed by our directors.

Board Diversity Matrix (As of March 23, 2023)		
Total Number of Directors Standing for Election	8	
	Female	Male
Part I: Gender Identity		
Directors	2	6
Part II: Demographic Background		
Asian	1	0
White	1	6

Board Leadership Structure and Director Independence

Although the Board does not have a formal policy as to whether the roles of Board Chair and CEO should be combined or separated, from 1991 until January 2016, Jerry C. Atkin served as both Board Chair and CEO of the Company. In January 2016, the Board appointed Russell A. Childs to serve as the CEO of the Company, which resulted in the separation of the roles of Board Chair and CEO. Currently, Mr. Atkin serves as Board Chair and Mr. Childs serves as the CEO. The Board believes that such separation allows Mr. Childs to focus his time and energy on managing the Company's business on a day-to-day basis, while also leveraging Mr. Atkin's background with the Company, perspective and vast experience in the aviation industry as he devotes his time and attention to matters of Board oversight. Accordingly, the Board has determined that the Company's Board leadership structure is the most appropriate at this time, given the specific characteristics and circumstances of the Company, and the unique skills and experience of each of Mr. Atkin and Mr. Childs.

The Company is committed to independent Board oversight. Pursuant to the Company's Corporate Governance Guidelines, all of the Company's directors (other than Messrs. Atkin and Childs) meet the standards of independence applicable to the Company. The Board has designated James L. Welch as Lead Independent Director. The Lead Independent Director is empowered to prepare agendas for and conduct meetings of the non-management directors, communicate with the Board Chair, disseminate information to the Board, and raise issues with management on behalf of the independent directors when appropriate. The Board's independent oversight function is enhanced by the fact that the Audit, Compensation, Nominating and Corporate Governance and Safety and Compliance Committees are comprised entirely of independent directors.

The Board believes no single leadership model is right for all companies at all times. The Board recognizes that, depending on the circumstances, other leadership models may be appropriate. The independent directors and the Nominating and Corporate Governance Committee regularly review the Company's leadership structure and, depending on the Company's needs and the available resources, the Board may modify the Company's existing leadership structure.

Communications with the Board

Shareholders and other interested parties may communicate with one or more directors or the non-management directors as a group in writing by regular mail. The following address may be used by those who wish to send such communications by regular mail:

> **Board of Directors or Name of Individual Director(s)**
> c/o Chief Financial Officer
> SkyWest, Inc.
> 444 South River Road
> St. George, UT 84790

Code of Ethics

The Company has adopted a Code of Ethics for Directors and Senior Executive Officers (the *"Code of Ethics"*), which is available on the Company's website, *inc.skywest.com*. The Code of Ethics includes the following principles related to the Company's directors and executive officers:

- Act ethically with honesty and integrity;

- Promote full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and other public communications;

- Comply in all material respects with laws, rules and regulations of governments and their agencies;

- Comply in all material respects with the listing standards of the stock exchange where the shares of Common Stock are traded;

- Respect the confidentiality of information acquired in the course of performing work for the Company, except when authorized or otherwise legally obligated to disclose the information;

- Do not use confidential information of the Company for personal advantage or for the benefit of acquaintances, friends or relatives; and

- In order to avoid the appearance that any Company employee is trading on inside information, not engage in speculative trading such as short sales or trade in puts, calls, or other options on the Company's or its affiliates' stock, and not purchase or use, directly or indirectly, financial instruments that are designed to hedge or offset any decrease in the market value of the Company's securities.

A copy of the Code of Ethics is posted to the Company's website at *inc.skywest.com*. Copies of the Code of Ethics will be provided to any shareholder upon written request to Robert J. Simmons, Chief Financial Officer of the

Company, 444 South River Road, St. George, Utah 84790, Telephone: (435) 634-3200. The Company will promptly disclose any waivers of, or amendments to, certain provisions of the Code of Ethics on its website.

Policies Against Hedging and Pledging of Company Stock

Pursuant to the Company's Code of Ethics, in order to avoid the appearance that any Company employee is trading on inside information, Company officers and directors are prohibited from engaging in speculative trading such as short sales or trading in puts, calls, or other options on our stock or the stock of our affiliates, and are likewise prohibited from purchasing or using, directly or indirectly, financial instruments that are designed to hedge or offset any decrease in the market value of our securities.

In addition, the Company's insider trading policy expressly prohibits all directors, officers and employees from purchasing or using, directly or indirectly, financial instruments that are designed to hedge or offset any decrease in the market value of the Company's securities. Pledging the Company's securities as collateral to secure loans is also prohibited.

Risk Oversight

The Board and its committees are involved in overseeing risk associated with the Company and its operations. The Board and the Audit Committee monitor the Company's credit risk, liquidity risk, regulatory risk, operational risk and enterprise risk by regular reviews with management and internal and external auditors and other advisors. In its periodic meetings with the internal auditors and the Company's independent accountants, the Audit Committee discusses the scope and plan for the internal audit and includes management in its review of accounting and financial controls, assessment of business risks, legal and ethical compliance programs and related-party transactions. The Board and the Nominating and Corporate Governance Committee monitor the Company's governance and succession risk by regular review with management and outside advisors. The Board and the Compensation Committee monitor CEO succession and the Company's compensation policies and related risks by regular reviews with management and the Compensation Committee's outside advisors. The Board and the Safety and Compliance Committee monitor management's administration of airline flight operations safety and compliance with safety regulations. The Board also oversees the Company's risk management strategy related to environmental and social issues, including with respect to matters such as climate change.

Whistleblower Hotline

The Company has established a whistleblower hotline that enables employees, customers, suppliers and shareholders of the Company and its subsidiaries, as well as other interested parties, to submit confidential and anonymous reports of suspected or actual violations of the Code of Ethics.

Environmental, Social, Governance (ESG) Approach

ESG Governance and Oversight

The full SkyWest Board maintains responsibility for the oversight of climate risk and strategy. The Board reviews and evaluates the executive management team's climate risk assessment and strategy at least annually, and developing environmental, social and governance matters quarterly. In addition, the Safety & Compliance committee maintains oversight over applicable climate-related operational risk and receives safety briefings semi-annually. Board direction and feedback is used by executive management in evaluating risk and establishing strategies.

For more information about our efforts in these areas, please refer to our 2023 Environmental, Social, and

Governance Report, which we intend to publish and make available on the Investor Relations section of our website during the first half of 2023.

Environmental Strategy

As the largest regional airline in the United States, we are committed to operating in an environmentally responsible manner; complying with all environmental laws and regulations; using natural resources efficiently; preventing pollution, where possible, and if not possible, then establishing mitigation programs to minimize environmental impact; engaging with external stakeholders to discuss commercially viable solutions to reduce emissions; and collaborating with our major airline partners in their decarbonization goals. In 2022, we continued to enhance our climate risk evaluation, assessment, and disclosures under the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosures (TCFD) frameworks and reporting standards, including setting ESG goals and targets and integrating scenario analysis into our TCFD disclosure. We also continued to invest in our fleet, by adding new, larger regional jets that have a more efficient carbon footprint per Available Seat Mile (ASM) than our older 50-seat jet fleet.

Social Strategy

We are a dedicated people-first organization, providing various avenues to enhance the quality of life for our customers, employees, and communities. We know that if we take good care of our employees, they will take good care of our customers, which will result in value returned to our shareholders. SkyWest employs a workforce with a wide array of backgrounds, work styles, and talents. Recognizing, appreciating, and incorporating these unique qualities and contributions is critical to our success. Operating this way stimulates creative solutions and innovation, helps us attract top talent, and supports our mission to be the employer, investor, and partner of choice. SkyWest has supported diverse workgroups irrespective of race, religion, gender, national origin, disability, sexual orientation, or similar classifications, and believes that all people, regardless of their background, should have an opportunity to achieve their dreams. SkyWest benefits in many ways from our commitment to diversity and inclusion, including attracting top talent, encouraging creativity, and providing exceptional service for our passengers. We seek to reflect diversity and inclusion in our culture, practices, and relationships inside and outside the company. We continue building on those foundations through a number of efforts across every spectrum of the employee experience, including hiring, training, employee recognition, and career growth and development.

MEETINGS AND COMMITTEES OF THE BOARD

The Board

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board, committee and shareholders' meetings. The Board met four times during 2022. All directors attended at least 75% of the aggregate number of meetings of the Board and of the committees on which he or she served during the year ended December 31, 2022, as well as the Company's Annual Meeting of Shareholders held on May 3, 2022.

Committees of the Board

The Board has four standing committees to facilitate and assist the Board in the execution of its responsibilities: (1) Audit, (2) Compensation, (3) Nominating and Corporate Governance and (4) Safety and Compliance. The Board may, from time to time, establish or maintain additional committees as the Board deems necessary or appropriate. All the standing committees are comprised solely of non-employee, independent directors under the rules of the Securities and Exchange Commission and The Nasdaq Global Select Market listing standards. Each committee acts under a written charter setting forth its responsibilities and duties. Charters for each committee are available on the Company's website, *inc.skywest.com*, and are also available in print, free of charge, upon request. Requests for a printed copy of any committee charter should be submitted to Eric J. Woodward, Chief Accounting Officer of the Company, at 444 South River Road, St. George, Utah 84790.

The table below shows current membership for each of the standing Board committees:

Audit	Compensation	Nominating & Corporate Governance	Safety and Compliance
Keith E. Smith*	Ronald J. Mittelstaedt*	James L. Welch*	Andrew C. Roberts*
Smita Conjeevaram	Smita Conjeevaram	Smita Conjeevaram	Meredith S. Madden
Andrew C. Roberts	Meredith S. Madden	Ronald J. Mittelstaedt	Ronald J. Mittelstaedt
Meredith S. Madden	Andrew Roberts	Keith E. Smith	James L. Welch
James L. Welch	Keith E. Smith		

* Committee Chair as of December 31, 2022

Audit Committee

The Audit Committee has five members and met eight times during the year ended December 31, 2022. The Board has determined that Mr. Keith E. Smith, Chair of the Audit Committee, is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee's responsibilities, which are discussed in further detail in its charter, include the responsibility to:

- Establish and implement policies and procedures for review and approval of the appointment, compensation and termination of the independent registered public accounting firm;

- Review and discuss with management and the independent registered public accounting firm the audited financial statements of the Company and the Company's financial disclosure practices;

- Pre-approve all audit and permissible non-audit fees;

- Provide oversight of the Company's internal auditors;

- Hold meetings and executive sessions periodically with the Company's independent registered public accounting firm, the Company's internal auditors and management to review and monitor the adequacy and effectiveness of the Company's financial reporting, internal controls and risk assessment and compliance with Company policies;

- Review the Company's consolidated financial statements and related disclosures;

- Review with management and the Company's independent registered public accounting firm and approve disclosure controls and procedures and accounting principles and practices; and

- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Audit Committee's processes and procedures is addressed below under the heading "Report of the Audit Committee."

Compensation Committee

The Compensation Committee currently has five members and met four times during the year ended December 31, 2022. The Compensation Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- In consultation with the Company's senior management, establish the Company's general compensation philosophy and oversee the development and implementation of the Company's compensation programs;

- Recommend to the Board the base salary, incentive compensation and any other compensation for the Company's CEO and review and approve the CEO's recommendations for the compensation of all other officers of the Company;

- Administer the Company's incentive and stock-based compensation plans, and discharge the duties imposed on the Compensation Committee by the terms of those plans;

- Review and approve any severance or termination payments proposed to be made to any current or former officer of the Company;

- Prepare and issue the report of the Compensation Committee required by the rules of the Securities and Exchange Commission; and

- Perform other functions or duties deemed appropriate by the Board.

Additional information regarding the Compensation Committee's processes and procedures for consideration of executive compensation are addressed below under the Heading "Compensation Discussion and Analysis." The report of the Compensation Committee is set forth on page 36 of this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

Ronald J. Mittelstaedt, Smita Conjeevaram, Meredith S. Madden, Andrew Roberts, Keith E. Smith, and, prior to his departure from the Board at the 2022 annual meeting, Steven F. Udvar-Hazy, served as members of the Compensation Committee during the year ended December 31, 2022. None of the individuals who served on the Compensation Committee during the year ended December 31, 2022 was an officer or employee of the Company in 2022 or any time prior thereto. None of the members of the Compensation Committee during the year ended December 31, 2022, had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K promulgated under the Exchange Act. None of the executive officers of the Company served as a member of the Compensation Committee or of any similar committee of any other company whose executive officer(s) served as a director of the Company.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee has four members and met three times during the year ended December 31, 2022. The Nominating and Corporate Governance Committee's responsibilities, which are discussed in detail in its charter, include the responsibility to:

- Develop qualifications and criteria for selecting and evaluating directors and nominees;

- Consider and propose director nominees;

- Make recommendations to the Board regarding Board compensation;

- Make recommendations to the Board regarding Board committee memberships;

- Develop and recommend to the Board corporate governance guidelines;

- Facilitate an annual assessment of the performance of the Board and each of its standing committees;

- Consider the independence of each director and nominee for director; and

- Perform other functions or duties deemed appropriate by the Board.

Nomination Process

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted shareholder recommendations for candidates to serve as directors of the Company on the same basis as recommendations received from any other source. In evaluating those recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria described below. Any shareholder wishing to recommend a candidate for consideration by the Nominating and Corporate Governance Committee should submit a recommendation in writing indicating the candidate's qualifications and other relevant biographical information and provide confirmation of the candidate's consent to serve as a director. This information should be addressed to Jerry C. Atkin, Board Chair of the Company, 444 South River Road, St. George, Utah 84790.

As contemplated by the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board at least annually. There is currently no set of specific minimum qualifications that must be met by a nominee recommended by the Nominating and Corporate Governance Committee, as different factors may assume greater or lesser significance at particular times and the needs of the Board may vary in light of its composition and the Nominating and Corporate Governance Committee's perceptions about future issues and needs. Among the factors the Nominating and Corporate Governance Committee considers, which are outlined in the Corporate Governance Guidelines, are independence, diversity, age, skills, integrity and moral responsibility, policy-making experience, ability to work constructively with the Company's management and directors, capacity to evaluate strategy and reach sound conclusions, availability of time and awareness of the social, political and economic environment.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating director nominees. The Nominating and Corporate Governance Committee assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through various means, including current directors, professional search firms, shareholder recommendations or other referrals. Candidates are evaluated at meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year. All director-nominee recommendations which are properly submitted to the Nominating and Corporate Governance Committee are aggregated and considered by the Nominating and Corporate Governance Committee at a meeting prior to the issuance of the proxy statement for the next annual meeting of shareholders. Any materials provided by a shareholder in connection with the recommendation of a director candidate are forwarded to the Nominating and Corporate Governance Committee, which considers the recommended candidate in light of the director qualifications discussed above. The Nominating and Corporate Governance Committee also reviews materials provided by professional search firms, if applicable, or other parties in connection with a candidate who is not proposed by a shareholder. In evaluating such recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board. The Nominating and Corporate Governance Committee has, on occasion, engaged professional search firms to assist in identifying qualified candidates for Board service. When such firms have been engaged, the Nominating and Corporate Governance Committee has utilized their services principally for the purpose of identifying and screening potential candidates and conducting background research; however, the members of the Nominating and Corporate Governance Committee, as well as other directors of the Company, have conducted interviews with prospective candidates and have performed other functions in completing the nomination process.

Safety and Compliance Committee

The Safety and Compliance Committee has four members and met twice during the year ended December 31, 2022. The responsibilities of the Safety and Compliance Committee, which are discussed in detail in its charter, include the responsibility to:

- Review and make recommendations to the Board addressing airline flight operations, safety and compliance with safety regulations;

- Periodically review with the Company's management, and such advisors as the Safety and Compliance Committee deems appropriate, aspects of flight operations, safety and compliance with safety regulations; and

- Monitor and provide input with respect to management's efforts to create and maintain a safety culture within the Company's operations.

COMPENSATION DISCUSSION AND ANALYSIS

The following compensation discussion and analysis provides information regarding the Company's executive compensation objectives, principles, practices and decisions as they relate to the following named executive officers of the Company (the "Named Executives") for 2022:

- Russell A. Childs, CEO and President of the Company and its operating subsidiary, SkyWest Airlines (the "Chief Executive");

- Robert J. Simmons, Chief Financial Officer of the Company and its operating subsidiary, SkyWest Airlines;

- Wade J. Steel, Chief Commercial Officer of the Company and its operating subsidiary, SkyWest Airlines;

- Eric J. Woodward, Chief Accounting Officer of the Company and its operating subsidiary, SkyWest Airlines; and

- Greg S. Wooley, Executive Vice President Operations of SkyWest Airlines.

This compensation discussion and analysis provides narrative perspective to the tables and disclosure in the tables following this section.

Current Year Performance

During 2022, indirect factors associated with the recovery from COVID-19, such as employee attrition, particularly captain attrition, other workforce shortages and third-party labor shortages negatively impacted our 2022 production. The Company's block hour production decreased by 4.9% from the 2021 year to the 2022 year. The Company had total operating revenues of $3.0 billion for 2022, an 11% increase from $2.7 billion for 2021, primarily due to aircraft added to our fleet in 2022 and temporary COVID-19 related rate reductions given to our major airline partners under our capacity purchase agreements in 2021. Operating expenses increased 16% in 2022, from $2.4 billion in 2021, to $2.8 billion in 2022, primarily due to $423 million in payroll support grants received from U.S. Treasury that was recorded as an offset to our operating expenses for the year ended December 31, 2021. The Company's pre-tax earnings decreased $58 million 2022, from $151 million in 2021, to $93 million in 2022, under generally accepted accounting principles in the United States ("GAAP").

The Company made great strides in 2022 to position itself for the long-term production recovery under the leadership of Mr. Childs. The Company's cash and marketable securities balance increased from $860 million at the end of 2021 to $1.0 billion at the end of 2022. The Company executed several initiatives during 2022 to improve its long-term ability to attract and retain pilots, to improve its operating performance, and to position the Company for long-term profitability through new aircraft deliveries and higher utilization of its existing fleet, including:

- Increased pilot compensation to reduce pilot attrition and incentivize captain upgrades. Also, amended the majority of the Company's capacity purchase agreements with its major airline partners to significantly offset the financial impact of the higher pilot costs.

- Formed SkyWest Charter with the intent to offer public charter service beginning in 2023 to underserved communities and on-demand charter services using a CRJ200 aircraft in a 30-seat configuration, creating another career opportunity for pilots.

- Invested in our operating systems and training programs that contributed to SkyWest achieving 186 days of 100% adjusted completion rate during 2022. Adjusted completion excludes weather and ATC cancellations.

- Took delivery of 25 Embraer E175 ("E175") aircraft under multiple long-term capacity purchase agreements with our major airline partners during 2022. The Company estimates the future block hour production in its E175 fleet could increase by approximately 30% through increased daily aircraft utilization, subject to captain availability.

Although our production recovery challenges are expected to continue into 2023, including pilot attrition, timing of captain upgrades and broad labor constraints, the Board believes these accomplishments will position the Company well for improved financial performance in future years.

Compensation Objectives and Principles

All of the Named Executives' total annual target compensation for 2022 was set below the median for total annual target compensation based on the most recent peer group analysis available to our Compensation Committee at the time of setting 2022 compensation, as further described below. Further, no Named Executive had their total 2022 compensation, as reported in the Summary Compensation Table in this proxy statement, increase by more than 1.3% compared to 2021.

The overall objective of the Company's executive compensation programs is to create long-term value for the Company's shareholders by attracting and retaining talented executives that effectively manage the Company in a manner that is consistent with the long-term interest of shareholders.

Accordingly, the executive compensation program incorporates the following principles:

- The overall compensation package should encourage long-term focus and shareholder value creation;

- A significant amount of total compensation should be incentive based, and should correlate rewards with the Company's financial performance, as well as the achievement of operational objectives;

- Compensation should be competitive with other airlines in order to attract and retain talented executives;

- Compensation should be based upon individual responsibility, leadership ability and experience; and

- Compensation should not encourage the taking of undue risk that could cause material harm to the Company.

The Compensation Setting Process

Role of the Compensation Committee. The Compensation Committee has responsibility for establishing and monitoring the executive compensation programs and for making decisions regarding executive compensation. The Chief Executive regularly attends the Compensation Committee meetings, and the Compensation Committee also meets regularly in executive sessions. The Chief Executive is not present for deliberations by the Compensation Committee regarding his compensation. The Compensation Committee recommends the Chief Executive's compensation to the Board, which then reviews and approves the Compensation Committee's recommendation, unless the Compensation Committee is required to approve such compensation under applicable law. The Compensation Committee also considers the recommendations of the Chief Executive with respect to compensation of the other Named Executives, and after reviewing such recommendations, determines their compensation. The Compensation Committee also monitors, administers and approves awards under the various incentive compensation plans for all levels within the Company, including awards under the Company's annual cash incentive plan and 2019 Long-Term Incentive Plan (the "2019 Plan"). As permitted by the 2019 Plan, the Compensation Committee has delegated its authority to the Chief Executive to approve interim awards under the 2019 Plan to non-executives on a limited basis between meetings of the Compensation Committee.

Role of Consultants. During 2021 and 2022, the Company and the Compensation Committee received advice from Frederic W. Cook & Co., Inc. ("F.W. Cook") with respect to executive compensation. The Company and the Compensation Committee retained F.W. Cook and after conducting an evaluation using the factors established by the Securities and Exchange Commission and The Nasdaq Global Select Market, the Compensation Committee determined that F.W. Cook is independent and that there is no conflict of interest resulting from the engagement of F.W. Cook during 2022. The Compensation Committee has sole authority to retain and dismiss external compensation consultants.

Industry Compensation Data. The Compensation Committee evaluates data regarding the executive compensation programs of other air carriers, as well as other transportation and logistics companies, in order to determine the competitiveness of the Company's executive compensation programs. The Compensation Committee most recently performed such a review in November 2019, which included a review of the executive compensation levels and practices at peer companies where SkyWest approximates the median in enterprise value and market capitalization. A peer review has not been conducted since November 2019 due to limitations on compensation imposed under the Company's Payroll Support Program Agreements with U.S. Treasury ("Payroll Support Program Agreements") that began in March 2020 (see "Limitations on Compensation" below). The peer group used in the last review included Allegiant Travel Company, ArcBest Corporation, Atlas Air Worldwide Holdings, Inc., Echo Global Logistics, Inc., Hawaiian Holdings, Inc., Hub Group, Inc., Kansas City Southern, Kirby Corporation, Knight-Swift Transportation Holdings, Inc., Matson, Inc., Old Dominion Freight Line, Inc., Spirit Airlines, Inc. and Werner Enterprises, Inc.

Compensation Determination. The Compensation Committee relies on its judgment in making compensation decisions in addition to reviewing relevant information and results. When setting total compensation for each of the Named Executives, the Compensation Committee reviews tally sheets which show the Named Executive's current compensation, including base pay, annual cash incentive objectives, long-term, equity-based compensation objectives, and deferred compensation retirement funding. The executive compensation procedures and the Compensation Committee assessment process take into account these tally sheets as well as the industry compensation data described above, company performance, the results of the most recent say-on-pay vote, performance expected in the current and upcoming years, and such other factors as the Compensation Committee determines are appropriate. The Compensation Committee has the sole discretion to award compensation and make adjustments to awards based on its review of relevant information and other unusual or non-recurring items.

Other than ensuring that the compensation paid to the Named Executives complies with the limitations on compensation imposed under the Company's Payroll Support Program Agreements that began in March 2020, the Company does not target specific pay levels and uses the peer company market data for context. The Company's directors rely upon their judgment in making compensation decisions, after reviewing the factors described above. Competitive compensation paid by other companies is one of the many factors that the Company considers in assessing the reasonableness of compensation and the Company does not attempt to maintain a certain target percentile within a peer group.

The Company strives to achieve the optimal appropriate mix of long-term equity incentive awards and cash payments to achieve its objectives. The Company's mix of compensation elements is designed to reward recent results, align compensation with shareholder interests and fairly compensate executives through a combination of cash and equity incentive awards.

Compensation Committee Consideration of Shareholder Advisory Vote.   At the Company's Annual Meeting of Shareholders held in May 2022, the Company submitted the compensation of its named executive officers to the Company's shareholders in a non-binding vote. The Company's executive compensation program received the support of more than 97% of votes cast. The Compensation Committee considered the results of the 2022 vote and views the outcome as evidence of positive shareholder support of its executive compensation decisions and policies.

The Compensation Committee continued to refine the Company's executive compensation program during 2022 in an effort to better align the compensation of the Named Executives with financial and stock price performance. The Compensation Committee will continue to review comparable company information and future shareholder voting results, including the voting results with respect to "Proposal 2—Advisory Vote on Named Executive Compensation" described in this Proxy Statement, and determine whether to make any changes to the Company's executive compensation program in light of such data and voting results.

Limitations on Compensation

During 2020 and 2021, the Company entered into the Payroll Support Program Agreements that provided certain payroll support relief payments. Under the terms of the Payroll Support Program Agreements, the total compensation of SkyWest's corporate officers whose total compensation exceeded $425,000 in calendar year 2019 is limited during any 12 consecutive month period beginning March 24, 2020 through April 1, 2023 to the total compensation such officer received in 2019, as defined under the Payroll Support Program Agreements. Additionally, for any corporate officer whose total compensation exceeded $3.0 million in calendar 2019, the total compensation in excess of $3.0 million in 2019 is further limited by 50% of such excess for such applicable officer.

Elements of Compensation

The Company's executive compensation objectives and principles are implemented through the use of the following principal elements of compensation, each discussed more fully below:

- Salary

- Annual Cash Incentive

- Long-Term Incentive Awards

- Retirement and Other Benefits

The compensation components for each Named Executive for 2022 are more fully described in the following paragraphs.

Salary. Salary is provided with the objective of paying for the underlying role and responsibility associated with the Named Executive's position, which the Compensation Committee believes allows the Company to attract and retain qualified executives. The Named Executives' salaries are set at levels that the Compensation Committee believes are generally competitive with the compensation paid to officers in similar positions at other airlines. Salary adjustments are considered annually and influenced by growth of the Company's operations, individual performance, changes in responsibility, changes in cost of living, and other factors. The Named Executives total compensation was also impacted by compensation restrictions agreed to by the Company under the Payroll Support Program Agreements. Messrs. Childs, Simmons, Steel, and Woodward's base salaries for 2022 remained the same as their respective salaries in 2019. Mr. Wooley was provided a $29,071 increase to his base salary in 2021 over his respective 2020 base salary, as a result of his promotion during the 2020 calendar year, but his base salary for 2022 remained at the same level as in effect during

2021. The salaries of the Named Executives are set forth in the Summary Compensation Table immediately following this section. The salaries of all Named Executives in 2022 were below the median salary level of similar positions from the 2019 peer group review.

Annual Cash Incentive. In an effort to encourage achievement of the Company's objectives, an annual performance-based cash incentive plan is maintained for the Named Executives. The combination of salary and annual cash incentives is intended to result in a cash compensation package for each Named Executive that, when performance objectives are met, falls within competitive market standards as determined by the Compensation Committee based on its 2019 review of the peer group company data, as well as its understanding of other regional and major air carrier executive compensation programs. The 2022 total cash opportunity of the Named Executives, consisting of salary plus target cash incentive, was below the median for all Named Executives from the 2019 peer group review.

The purpose of the annual cash incentive program is to reward the Named Executives with an annual cash incentive in an amount that correlates (i) in part, to one or more financial objectives achieved for the year; and (ii) in part, to the achievement of one or more specific operational objectives during the year. The 2022 annual target incentive opportunity was 110% of salary for Mr. Childs, 80% of salary for Messrs. Simmons, Steel, and Wooley, and 60% of salary for Mr. Woodward, and their potential annual incentive was allocated by the Compensation Committee for the Named Executives between the applicable financial and operational objectives. The differing percentages for the Named Executives are due to differing entity level responsibilities.

2022 Corporate Performance Objectives. For 2022 annual incentive purposes, the Compensation Committee determined that adjusted pre-tax earnings would be the financial objective and that controllable completion and controllable on time departures would be the operational objectives. These are viewed as value drivers for shareholders that are also in the control of the executive team through their financial and operating decisions and leadership. In the case of Messrs. Childs, Simmons, Steel and Woodward, the applicable pre-tax earnings objective, controllable completion objective and controllable on-time departure objective were based on the pre-tax earnings and controllable completion of the entire Company. This is because they are corporate level executives with Company-wide responsibility and accountability. Mr. Wooley's pre-tax earnings objective, controllable completion objective and controllable on time departure objective were set solely based on the SkyWest Airlines operating segment, since this is his area of responsibility and accountability.

- *2022 Financial Objective.* In setting the 2022 adjusted pre-tax earnings objective, the Compensation Committee considered both the planned 2022 budget, as well as the level of adjusted pre-tax earnings that would reflect strong performance and generate shareholder value. The adjusted pre-tax earnings objective was set to encourage continued focus on profitability.

- *2022 Operational Objectives.* A portion of the Named Executives' annual cash incentives is based on achievement of operating objectives established at the start of the year. The Compensation Committee believes the use of operating objectives allows for consideration of operating execution and achievements that may not be reflected by corporate financial performance. For 2022, the Compensation Committee determined that the operational objectives would be tied to both controllable completion and controllable on-time departures. Controllable completion is the percentage of completed scheduled flights over which SkyWest Airlines had control, excluding cancelled flights due to uncontrollable factors such as weather. Controllable on time departures is the percentage of flights departing the gate at or before scheduled departure time over which SkyWest Airlines had control, excluding delayed flights due to uncontrollable factors such as weather.

The Compensation Committee established threshold, target and maximum objectives for each of the financial and operational objectives. At threshold performance achievement, the Named Executives were able to earn 50% of their target annual incentive, while the maximum performance allowed by the Named Executives to earn 200% of their target annual incentive.

At year-end, the Compensation Committee reviewed the adjusted pre-tax earnings and operating performance for the year and determined the extent to which the applicable objectives were met. The actual amount of the cash incentive payment for each Named Executive is determined by the Compensation Committee based on the Company's and/or SkyWest Airlines' achievement of the foregoing objectives and the actual cash incentives paid for 2022 were based on the pre-established 2022 cash incentive formula.

The table below includes the "threshold," "target" and "maximum" objectives assigned by the Compensation Committee for the corporate performance measures for 2022 and the 2022 performance relative to those objectives for the Named Executives (dollars in millions).

	2022 Annual Cash Incentive Objectives				Interpolated Payout	Weight	Weighted Payout
	Threshold	Target	Maximum	Achieved			
SkyWest, Inc.							
Adjusted Pre-Tax Earnings (Loss) ($ millions)	$ (27)	$ 3	$ 33	$ 121.9	200.0 %	70.0 %	140.0 %
Operating Objective – Controllable Completion	99.6 %	99.8 %	99.9 %	99.92 %	200.0 %	20.0 %	40.0 %
Operating Objective – Controllable On-time Departures	82.0 %	85.0 %	88.0 %	88.12 %	200.0 %	10.0 %	20.0 %
Total Annual Cash Incentive Results (% of Target)							200.0 %
SkyWest Airlines							
Adjusted Pre-Tax Earnings (Loss) ($ millions)	$ (121)	$ (91)	$ (61)	$ (6.3)	200.0 %	70.0 %	140.0 %
Operating Objective – Controllable Completion	99.6 %	99.8 %	99.9 %	99.92 %	200.0 %	20.0 %	40.0 %
Operating Objective – Controllable On-time Departures	82.0 %	85.0 %	88.0 %	88.12 %	200.0 %	10.0 %	20.0 %
Total Annual Cash Incentive Results (% of Target)							200.0 %

The Company achieved GAAP pre-tax earnings of $92.6 million in 2022. For purposes of the 2022 annual incentive plan payouts, the Company and SkyWest Airlines' GAAP pre-tax earnings for 2022 were adjusted for revenue deferred during 2022 and unbilled revenue that was recognized as revenue during 2022. See Appendix A to this proxy statement on page 65 for a reconciliation of the Company's pre-tax earnings to the most directly comparable financial measure prepared in accordance with GAAP.

If the achieved results relative to a performance objective were between two achievement levels, "threshold," "target" and "maximum", the earned achievement was determined by linear interpolation between the applicable achievement levels.

The bonuses earned by our Named Executives exceeded the amount that could be earned by the Named Executives during 2022 as a result of limitations imposed by the terms of the Payroll Support Program Agreements. Actual incentive payments under the annual cash incentive plan were limited below the level earned. The corresponding annual cash incentive payments earned for each Named Executive based on performance during the year ended December 31, 2022, are set forth below.

	Target Annual Cash Incentive (% of Salary)	Target Annual Cash Incentive ($)	Total Annual Cash Incentive Results (% of Target)	Total Annual Cash Incentive (Based on Results) ($)	Total Annual Cash Incentive Results (after Reduction Due to Payroll Support Agreement Limitations) ($)
Russell A. Childs.............	110.0 %	$ 550,000	200.0 %	$ 1,100,000	$ 340,000
Robert J. Simmons............	80.0 %	$ 276,000	200.0 %	$ 552,000	$ 310,000
Wade J. Steel................	80.0 %	$ 268,000	200.0 %	$ 536,000	$ 300,000
Eric J. Woodward	60.0 %	$ 126,600	200.0 %	$ 253,200	$ 126,600
Greg S. Wooley..............	80.0 %	$ 168,000	200.0 %	$ 336,000	$ 195,000

Amount of 2022 Performance-Based Annual Cash Incentive. The total annual performance-based cash incentive amounts earned by the Named Executives for 2022 are included in the amounts shown in the Summary Compensation Table below under the caption heading "Non-Equity Incentive Plan Compensation." Due to the executive compensation limitations under the Company's Payroll Support Program Agreements, the total annual cash incentives paid to each Named Executive was reduced to the levels set forth in the table above.

Long-Term Incentive Awards. The Company generally grants long-term incentive awards, in the form of restricted stock units and/or performance shares, to the Named Executives annually. The Named Executives were granted performance shares in 2022 and 2021 and were not granted restricted stock units. Long-term incentive awards are made to encourage the Named Executives to continue their engagement with the Company throughout the vesting periods of the awards and to align management and shareholder interests. In making awards to the Named Executives, the grant size and the appropriate mix of equity-based awards are considered. The Compensation Committee generally grants long-term incentive awards at its first meeting of each year. Long-term incentive awards generally vest only if the Named Executive remains employed by the Company for three years from the date of grant. The three-year cliff-vesting schedule is to assist with retaining Named Executives and to encourage the Named Executives to focus on the Company's long-term performance. Equity incentive awards granted during 2022 accelerate vesting under certain circumstances, as described in the section Potential Payments upon Termination or Change in Control.

2022 Performance Share Awards

Equity awards are designed to ensure that a material portion of each Named Executive's compensation is based on continuing long-term service and correlated to the creation of shareholder value. As a result, each Named Executive's 2022 long-term incentive award was in the form of performance shares (the "2022 PSU Awards"). The purpose of the 2022 PSU Awards is to reward achievement of the Company's annual financial plan, which the Company believes will also support shareholder value achievement.

For 2022, the total annual targeted long-term incentive grant value was $2,300,000 for Mr. Childs, $800,000 for Mr. Simmons, $800,000 for Mr. Steel, $275,000 for Mr. Woodward, and $473,000 for Mr. Wooley. The target value of 2022 PSU Awards was generally below the median of the 2019 peer data reviewed by the Compensation Committee for all Named Executive positions, and were set at the same level as 2021, subject to the limitations imposed under the terms of the Company's Payroll Support Program Agreements.

The 2022 PSU Awards were made pursuant to the Company's 2019 Plan, as shown in greater detail below and in the table labeled "Grants of Plan Based Awards."

The following table summarizes the 2022 PSU Awards granted to the Named Executives.

	Performance Vesting Awards
	"Target" Performance Shares (1)(2)
Russell A. Childs	70,208
Robert J. Simmons	24,420
Wade J. Steel	24,420
Eric J. Woodward	8,394
Greg S. Wooley	14,438

(1) Number of performance shares if 100% of target is achieved, although the threshold earnout is 50% of target and the maximum earnout is 250% of target.

(2) The "target" value at grant was converted into a "target" number of performance shares based on the share price on the grant date of $18.65. Please see the Summary Compensation Table below for the aggregate grant-date fair value of these awards, computed in accordance with ASC Topic 718.

The corporate objectives for the 2022 PSU Awards for each Named Executive were based on Company-wide performance, with no individual component or subsidiary-level objectives, in order to encourage a collective focus on the creation of long-term value for the Company's shareholders. Under the 2022 PSU Awards, the Company's performance against established performance metrics will be measured against objectives established for each of 2022, 2023 and 2024, with the resulting number of "earned" shares eligible to vest on December 31, 2024, subject to continued employment through that date. The 2022 PSU Award performance metrics are based on adjusted operating income before depreciation and amortization ("adjusted EBITDA"), controllable completion, and controllable on-time departures for each of the performance years. Until the vesting date, the shares underlying the 2022 PSU Awards are not issued and outstanding. Accordingly, the Named Executive is not entitled to vote or receive dividends on the shares underlying his performance shares unless and until those performance shares vest. (Adjusted EBITDA is a non-GAAP measure. See Appendix A to this proxy statement on page 65 for a reconciliation of adjusted EBITDA to the most directly comparable financial measure prepared in accordance with GAAP.)

The Compensation Committee's philosophy for setting performance share targets is to set target awards that reflect reasonable operating and financial performance considering industry conditions, and maximum targets that will be difficult for the Named Executives to achieve on a consistent basis. For the 2022 PSU Awards, the Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the combined actual results varied from the target levels of performance. The performance shares are allocated 33% to each year, and then for each years' performance, 34% to the adjusted EBITDA objective, 33% to the controllable completion objective and 33% to the controllable on-time departures objective in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by a weighted interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s). The Compensation Committee will evaluate and certify performance for purposes of the 2022 PSU Awards following the end of the three-year period.

In determining the degree to which the corporate objectives have been attained, the Company's performance will be adjusted for unusual or non-recurring items.

Performance Share Awards Granted in 2020. For purposes of the performance share awards granted in 2020, which were eligible to vest based on corporate performance during the three-year performance period ending December 31, 2022 (the "2020 PSU Awards"), the Compensation Committee set three-year performance share objectives, based on cumulative three-year adjusted EBITDA per share, three-year average return on capital objectives and three-year average controllable completion. Under each Named Executive's performance share award, the performance shares are eligible to vest (and be settled in shares of Common Stock) upon completion of a three-year performance period (subject to the Named Executive's continued employment through the last day of the performance period), based on the level of adjusted EBITDA per share, adjusted return on invested capital and controllable completion actually attained in aggregate over the 2020 to 2022 calendar years.

For the 2020 PSU Awards, the Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the combined actual results varied from the target levels of performance. The performance shares are allocated 40% to the cumulative three-year adjusted EBITDA per share objective, 40% to the three-year average return on invested capital objective and 20% to the three-year average controllable completion in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 200% (for maximum performance), with performance in between such levels determined by linear interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s).

The 2020 PSU Awards were earned at 40% of target at the end of 2022 based on the original formula and goals. In February 2023, the Compensation Committee determined the Company's achievement relative to the objectives previously established for the 2020 PSU Awards as follows (see Appendix A to this proxy statement on page 65 for a reconciliation of certain 2022, 2021, and 2020 non-GAAP financial measures used to calculate the achievement levels described below for the most directly comparable financial measures prepared in accordance with GAAP):

	Threshold	Target	Maximum	Achieved Performance
Adjusted EBITDA per Share (1)	$ 56.27	$ 58.73	$ 61.19	$ 42.28
Average Return on Invested Capital (2)	16.5 %	17.1 %	17.6 %	12.5 %
Controllable Completion (3)	99.6 %	99.8 %	99.9 %	99.9 %

(1) EBITDA per share for the three-year period ending December 31, 2022, was adjusted in 2020 for the deferred revenue on fixed cash payments received under capacity purchase agreements, adjusted in 2021 for the non-cash impairment charge and deferred revenue on fixed cash payments received under capacity purchase agreements and adjusted in 2022 for the non-cash impairment charge and deferred revenue on fixed cash payments received under capacity purchase agreements. The adjusted EBITDA per share metric had a 40% weight on the 2020 PSU Award.

(2) Represents the average return on invested capital for 2020, 2021 and 2022 using adjusted operating income in 2020 for the deferred revenue on fixed cash payments received under capacity purchase agreements, adjusted operating income in 2021 for the non-cash impairment charge and deferred revenue on fixed cash payments received under capacity purchase agreements and adjusted operating income in 2022 for the non-cash impairment charge and deferred revenue on fixed cash payments received under capacity purchase agreements. For purposes of the 2020 PSU Awards, return on invested capital for any calendar year was defined as the Company's adjusted operating income for such year divided by the Company's average invested capital for such calendar year. The average return on invested capital metric had a 40% weight on the 2020 PSU Award.

(3) Controllable completion is the percentage of completed scheduled flights over which SkyWest Airlines had control, excluding cancelled flights due to uncontrollable factors such as weather. The controllable completion metric had a 20% weight on the 2020 PSU Award.

As a result of the foregoing, in February 2023, the Named Executives vested in 40% of the target number of performance shares relative to the 2020 PSU Awards as follows: Mr. Childs, 8,982 shares; Mr. Simmons, 3,124 shares; Mr. Steel, 3,124 shares; Mr. Woodward, 1,132 shares; and Mr. Wooley, 859 shares.

Long-Term Incentive Awards for 2023.   For 2023, the Compensation Committee again determined to grant all of the long-term incentive awards to the Named Executives in the form of performance shares. The long-term incentive performance metrics applicable to the performance shares granted in 2023 will be based on a free cash flow metric, an adjusted EBITDA metric, controllable completion rate and a controllable on-time departure rate and will be based on three one-year measurement periods. Under the 2023 awards, the Company's performance against these performance metrics will be measured against objectives established for each 2023, 2024, and 2025, with the resulting number of "earned" shares eligible to vest on December 31, 2025, subject to continued employment through that date. The 2023 long-term incentive awards will be eligible for accelerated vesting on terms substantially similar to the 2022 PSU Awards, as described above. The Compensation Committee implemented these changes to better align the long-term incentive awards granted to the Named Executives with the creation of long-term shareholder value.

No Employment and Severance Agreements

The Named Executives do not have employment, severance or change-in-control agreements, although the vesting of long-term equity incentive awards may accelerate under certain circumstances, as described below under "Elements of Compensation – Long-Term Incentive Awards." The Named Executives serve at the will of the Board, which enables the Board to terminate the employment of any Named Executive with discretion as to the terms of any severance. This is consistent with the Company's performance-based employment and compensation philosophy.

Acceleration of Long-Term Incentive Awards.   With respect to long-term incentive awards granted to the Named Executives, such awards will vest on an accelerated basis under certain circumstances.

Specifically, restricted stock unit awards granted to the Named Executives will vest on an accelerated basis (i) in the event of the Named Executive's involuntary termination without cause or resignation for good reason, or (ii) in the event of the Named Executive's death.

Performance share awards granted to the Named Executives will vest on an accelerated basis (i) in the event of the Named Executive's death prior to a change in control, as to the "target" number of performance shares subject to the award on the date of death and as to any incremental performance shares above "target" based on the Company's actual performance relative to the corporate performance objectives under such award at the end of the performance period (or, if earlier, a change in control of the Company), (ii) in the event of the Named Executive's death following a change in control, any "vesting eligible shares" (as described below) will vest upon the date of death, (iii) in the event of the Named Executive's involuntary termination without cause or resignation for good reason, in each case prior to a change in control, the Named Executive will remain eligible to vest in such number of performance shares as ultimately vest based on the Company's actual performance relative to the corporate performance objectives under such award at the end of the applicable performance period (or, if earlier, a change in control of the Company), which vesting will be prorated for the portion of the three-year period covered by such awards that has elapsed prior to the date of termination, or (iv) in the event of the Named Executive's involuntary termination without cause or resignation for good reason, in each case following a change in control, any vesting eligible shares will vest upon the date of such termination. For purposes of the performance shares, in the event of a change in control of the Company, the performance shares will be converted into a number of "vesting eligible shares" that will vest at the end of the three-year period covered by such awards based on the greater of (i) the "target" number of performance shares subject to the award, or (ii) the number of performance shares that would vest if performance had been measured against the corporate performance objectives as of the date of the change in control.

Retirement and Other Benefits

The Company and SkyWest Airlines sponsor a 401(k) retirement plan for their eligible employees, including the Named Executives. The 401(k) retirement plan is a broad based, tax-qualified retirement plan under which eligible employees, including the Named Executives, may make annual pre-tax salary reduction contributions subject to the various limits imposed under the Internal Revenue Code of 1986, as amended (the "*Code*"). The sponsoring employer makes matching contributions under the plan on behalf of eligible participants; however, the right of Named Executives and other officers to such matching contributions is limited. The Compensation Committee believes that maintaining the 401(k) retirement plan and providing a means to save for retirement is an essential part of a competitive compensation package necessary to attract and retain talented executives.

The Company also maintains the SkyWest, Inc. 2002 Deferred Compensation Plan, a non-qualified deferred compensation plan for the benefit of officers and other highly compensated employees (the "*Deferred Compensation Plan*"). All of the Named Executives participate in the Deferred Compensation Plan. Under the Deferred Compensation Plan, the employer credits each Named Executive's account with a discretionary employer contribution equal to 15% of salary and annual cash incentive. These amounts are included in the Summary Compensation Table under the column "All Other Compensation". Additional information on the Deferred Compensation Plan is found in the section "Non-Qualified Deferred Compensation for 2022" below. The purpose of the Deferred Compensation Plan is to attract and retain executive talent by assisting with building retirement assets over the course of their career with the Company.

The Deferred Compensation Plan also permits eligible executives, including the Named Executives, to elect in advance of each calendar year to defer up to 100% of their cash salary and annual cash incentive compensation for the year. Only Mr. Simmons elected to defer any portion of his salary or annual cash incentive for 2022.

The Company and its subsidiaries do not maintain any defined benefit pension plans for the Named Executives.

Other Benefits

In addition to the benefits described above, the Company provides certain other benefits to the Named Executives that the Compensation Committee believes are generally consistent with the benefits provided to senior executives of other airlines. The Compensation Committee believes that those benefits, which are detailed in the footnotes to the Summary Compensation Table applicable to the heading "All Other Compensation" below, are reasonable, competitive and consistent with overall executive compensation objectives. Those benefits consist primarily of employer-paid premiums on health, dental and eye insurance, a personal automobile allowance, and use of Company-owned recreational equipment.

The Company and its subsidiaries also maintain a non-discriminatory, broad based program under which all full-time employees and their dependents, including the Named Executives and their dependents, may fly without charge on a space available basis on regularly scheduled flights of aircraft operated by the Company's operating airline subsidiary.

The Company has not agreed to provide its Named Executives with any gross-up or reimbursement for taxes.

Compensation Recovery Policy

We intend to adopt a compensation recovery policy as required by Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and the corresponding rules to be adopted by the Nasdaq Stock Market, when required.

Share Ownership Guidelines

The Company maintains ownership guidelines for the Named Executives to encourage the alignment of their interests with the long-term interests of the Company's shareholders. Each Named Executive is required to maintain a minimum ownership interest in the Company. The guideline ownership level is a number of shares of Common Stock having a value equal to a multiple of the annual base salary for each Named Executive. The Chief Executive's guideline ownership level is five times salary while the remaining Named Executives' guideline ownership level is three times salary.

The guidelines also include an expectation that the Named Executives will hold 50% of their net after-tax profit shares after vesting or option exercise if the applicable guideline ownership level has not yet been met. The Named Executives are limited in their ability to sell shares under long term incentive awards until their applicable guideline ownership level is reached. Each Named Executive met the ownership guidelines at December 31, 2022, except for Mr. Wooley who joined SkyWest Airlines in 2019 and is making progress toward meeting the ownership guidelines. The holdings of the Named Executives are summarized in the table entitled "Security Ownership of Certain Beneficial Owners" below.

Deductibility of Executive Compensation

Section 162(m) of the Code imposes a $1 million annual limit on the amount that a publicly traded company may deduct for compensation paid to certain of the company's executive officers. The Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code, and has reserved, and continues to reserve, the right to approve compensation that may not be deductible under Code Section 162(m) in order to ensure competitive levels of total compensation for the Company's executive officers.

Effect of Compensation on Risk

The Compensation Committee believes the Company's compensation policies and practices are designed to create appropriate and meaningful incentives for the Company's employees without encouraging excessive or inappropriate risk taking. Among other factors, the Compensation Committee considered the following:

- The Company's compensation policies and practices are designed to include a significant level of long-term compensation, which discourages short-term risk taking;

- The base salaries and target cash incentive opportunities the Company provides to its employees are generally consistent with salaries paid for comparable positions in the Company's industry, and provide the Company's employees with steady income while reducing the incentive for employees to take risks in pursuit of short-term benefits;

- The Company's cash incentive and performance equity incentive compensation is capped at levels established by the Compensation Committee, consistent with peer data, and at which the Compensation Committee believes reduces the incentive for excessive risk-taking;

- The Company has established internal controls and adopted codes of ethics and business conduct, which are designed to reinforce the balanced compensation objectives established by the Compensation Committee; and

- The Company has adopted equity ownership guidelines for its executive officers, which the Compensation Committee believes discourages excessive risk-taking.

- There is a policy against hedging stock and against pledging stock or using it as collateral.

Based on the review outlined above, the Company has concluded that the risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the foregoing compensation discussion and analysis and discussed with the Company's management the information set forth herein. Based on such review and discussions with management, the Compensation Committee recommended to the Board that the foregoing compensation discussion and analysis be included in this proxy statement.

The Compensation Committee

Ronald J. Mittelstaedt, Chair
Smita Conjeevaram
Meredith S. Madden
Andrew Roberts
Keith E. Smith

The information contained in this Compensation Committee Report shall not be deemed to be "soliciting material," to be "filed" with the Securities and Exchange Commission or be subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference into any filing of SkyWest, Inc., except to the extent that SkyWest, Inc. specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of the Named Executives for the years indicated.

| | | | | Stock Awards | | | | | |
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Restricted Stock Units ($)(2)	Performance Shares ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Russell A. Childs	2022	$ 500,000	$ —	$ —	$ 2,300,000	$ —	$ 340,000	$ 153,971 (4)	$ 3,293,971
CEO & President.	2021	$ 500,000	$ —	$ —	$ 2,300,000	$ —	$ 285,000	$ 173,862	$ 3,258,862
	2020	$ 419,667	$ —	$ 920,000	$ 1,380,000	$ —	$ 413,200	$ 220,492	$ 3,353,359
Robert J. Simmons	2022	$ 345,000	$ —	$ —	$ 800,000	$ —	$ 310,000	$ 133,482 (5)	$ 1,588,482
Chief Financial Officer	2021	$ 345,000	$ —	$ —	$ 800,000	$ —	$ 320,000	$ 133,362	$ 1,598,362
	2020	$ 311,823	$ —	$ 320,000	$ 480,000	$ —	$ 272,400	$ 138,182	$ 1,522,405
Wade J. Steel.	2022	$ 335,000	$ —	$ —	$ 800,000	$ —	$ 300,000	$ 129,352 (6)	$ 1,564,352
Chief Commercial Officer . .	2021	$ 335,000	$ —	$ —	$ 800,000	$ —	$ 312,000	$ 123,922	$ 1,570,922
	2020	$ 309,323	$ —	$ 320,000	$ 480,000	$ —	$ 272,400	$ 141,708	$ 1,523,431
Eric J. Woodward	2022	$ 211,000	$ —	$ —	$ 275,000	$ —	$ 126,600	$ 78,068 (7)	$ 690,668
Chief Accounting Officer. . .	2021	$ 211,000	$ —	$ —	$ 275,000	$ —	$ 126,600	$ 69,701	$ 682,301
	2020	$ 206,031	$ —	$ 116,000	$ 174,000	$ —	$ 115,000	$ 71,631	$ 682,662
Greg S. Wooley	2022	$ 210,000	$ —	$ —	$ 473,000	$ —	$ 195,000	$ 79,858 (8)	$ 957,858
Executive Vice President Operations.	2021	$ 210,000	$ —	$ —	$ 473,000	$ —	$ 195,000	$ 68,398	$ 946,398
	2020	$ 180,929	$ —	$ 88,000	$ 132,000	$ —	$ 116,425	$ 50,552	$ 567,906

(1) No discretionary annual performance bonuses were awarded to the Named Executives in 2020, 2021 or 2022.

(2) These columns show the grant date fair value of stock awards granted during the applicable fiscal year as computed under ASC Topic 718 (excluding estimates for forfeitures in case of awards with service-based vesting). With respect to the performance share awards, the grant date fair value is reported based on the probable outcome of the performance conditions as of the grant date. The maximum potential value of the performance share awards, assuming the highest level of performance achievement, is as follows: Mr. Childs, $2,760,000 (2020), $5,750,000 (2021); 5,750,000 (2022); Mr. Simmons, $960,000 (2020), $2,000,000 (2021), 2,000,000 (2022); Mr. Steel, $960,000 (2020), $2,000,000 (2021) 2,000,000 (2022); Mr. Woodward, $348,000 (2020), $687,500 (2021), $687,500 (2022); and Mr. Wooley, $264,000 (2020), $1,182,500 (2021), $1,182,500 (2022). These amounts do not reflect the extent to which the Named Executive realized or will realize an actual financial benefit from the awards. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2022, which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(3) The amounts in this column reflect the annual performance cash incentive amounts earned in the year indicated based on performance in that year and paid in the subsequent year. As described in the section entitled "Compensation Discussion and Analysis" above, annual performance cash incentives payable to the Named Executives are calculated based upon the financial and operational performance of the Company or its subsidiaries. The threshold, target and maximum amount of each Executive's annual performance cash incentive opportunity for 2022 is reported in the "Grants of Plan-Based Awards for 2022" table below.

(4) All other compensation for Mr. Childs for 2022 included $119,309 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2022. The remaining other compensation relates to employer-paid health insurance premiums, a personal vehicle lease, personal use of the Company's recreational equipment, and discretionary matching contributions under the SkyWest 401(k) Plan.

(5) All other compensation for Mr. Simmons for 2022 included $101,309 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2022. The remaining other compensation relates to employer-paid health insurance premiums, a personal vehicle lease, personal use of the Company's recreational equipment, and discretionary matching contributions under the SkyWest 401(k) Plan.

(6) All other compensation for Mr. Steel for 2022 included $98,585 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2022. The remaining other compensation relates to employer-paid health insurance premiums, a personal vehicle lease, personal use of the Company's recreational equipment, and discretionary matching contributions under the SkyWest 401(k) Plan.

(7) All other compensation for Mr. Woodward for 2022 included $53,112 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2022. The remaining other compensation relates to employer-paid health insurance premiums, personal use of the Company's recreational equipment, and discretionary matching contributions under the SkyWest 401(k) Plan.

(8) All other compensation for Mr. Wooley for 2022 included $62,285 of employer credits under the SkyWest Deferred Compensation Plan attributable to compensation earned for 2022. The remaining other compensation relates to employer-paid health insurance premiums, personal use of the Company's recreational equipment, and discretionary matching contributions under the SkyWest 401(k) Plan.

Grants of Plan-Based Awards For 2022

The following table provides information about non-equity based and equity-based plan awards granted to the Named Executives for the year ended December 31, 2022:

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards Number of Units (#)	All Other Stock Awards Number of Options (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)(3)
		Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)	Threshold (#)	Target (#)	Maximum (#)				
Russell A. Childs		$ 275,000	$ 550,000	$ 1,100,000							
	10-Feb-2022(2)				35,104	70,208	175,520				$ 2,300,000
Robert J. Simmons . . .		$ 138,000	$ 276,000	$ 552,000							
	10-Feb-2022(2)				12,210	24,420	61,050				$ 800,000
Wade J. Steel		$ 134,000	$ 268,000	$ 536,000							
	10-Feb-2022(2)				12,210	24,420	61,050				$ 800,000
Eric J. Woodward . . .		$ 63,300	$ 126,600	$ 253,200							
	10-Feb-2022(2)				4,197	8,394	20,985				$ 275,000
Greg S. Wooley		$ 84,000	$ 168,000	$ 336,000							
	10-Feb-2022(2)				7,219	14,438	36,095				$ 473,000

(1) The amounts in these columns reflect the threshold, target and maximum amount of each Named Executive's annual cash incentive opportunity for 2022. As described in the section entitled "Compensation Discussion and Analysis" above, annual cash incentives payable to the Named Executives are calculated based upon the financial and operational performance of the Company or its subsidiaries.

(2) Represents the 2022 PSU Awards. Under the 2022 PSU Awards, the Company's performance against established performance metrics will be measured against objectives established for each of 2022, 2023 and 2024, with the resulting number of "earned" shares eligible to vest on December 31, 2024, subject to continued employment through that date. The Compensation Committee determined that the corporate objectives for purposes of such awards would be adjusted EBITDA, controllable completion, and controllable on-time departures for each of the performance years. For the 2022 PSU Awards, the Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the actual results varied from the target levels of performance. The performance shares are allocated 33% to each performance measurement year, and then for each years' performance, 34% to the adjusted EBITDA objective, 33% to the controllable completion objective and 33% to the controllable on-time departures objective in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by linear interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s). Until the vesting date, the shares underlying the performance shares are not issued and outstanding. Accordingly, the Named Executive is not entitled to vote or receive dividends on the shares underlying his performance shares unless and until those performance shares vest.

(3) This column shows the grant date fair value of the stock awards granted as computed under ASC Topic 718 (excluding estimates for forfeitures in case of awards with service-based vesting). With respect to the performance share awards, the grant date fair value is reported based on the probable outcome of the performance conditions as of the grant date. These amounts do not reflect the extent to which the Named Executive realized or will realize an actual financial benefit from the awards. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2022 which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Outstanding Equity Awards at Year-End

The following table provides information on the holdings of stock options and other stock awards (restricted stock units and performance shares) by the Named Executives as of December 31, 2022.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (1)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (6)($)	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Shares, Units or Other Rights That Have Not Vested (6)($)
Russell A. Childs.					14,972 (2)	$ 247,188		
					8,982 (3)	$ 148,293		
							128,148 (4)	$ 2,115,715
							175,520 (5)	$ 2,897,835
Robert J. Simmons. . . .					5,207 (2)	$ 85,968		
					3,124 (3)	$ 51,577		
							44,573 (4)	$ 735,892
							61,050 (5)	$ 1,007,936
Wade J. Steel					5,207 (2)	$ 85,968		
					3,124 (3)	$ 51,577		
							44,573 (4)	$ 735,892
							61,050 (5)	$ 1,007,936
Eric J. Woodward	2,968		$ 14.78	10-Feb-23				
					1,888 (2)	$ 31,171		
					1,132 (3)	$ 18,689		
							15,323 (4)	$ 252,974
							20,985 (5)	$ 346,462
Greg S. Wooley					1,432 (2)	$ 23,642		
					859 (3)	$ 14,182		
							26,355 (4)	$ 435,121
							36,095 (5)	$ 595,928

(1) All stock option awards have a term of seven years from the date of grant.

(2) Restricted stock unit awards vested on February 4, 2023.

(3) Represents the 2020 PSU Awards which were eligible to vest based on corporate performance during the three-year performance period ending December 31, 2022. The Compensation Committee determined that the corporate objectives for purposes of such awards would be adjusted EBITDA per share, return on invested capital and controllable completion actually attained over the three-year performance period. Until the vesting date, the shares underlying the performance shares are not issued and outstanding. Accordingly, the Named Executive is not entitled to vote or receive dividends on the shares underlying his performance shares unless and until those performance shares vest. For the 2020 PSU Awards, the Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the combined actual results varied from the target levels of performance. The performance shares were allocated 40% to the cumulative three-year adjusted EBITDA per share, 40% to the three-year adjusted average return on invested capital and 20% the three-year average controllable completion in determining the actual awarded performance shares payable in our common stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee was eligible to be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 200% (for maximum performance), with performance in between such levels determined by linear interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s). The actual number of shares of our common

stock issued to our Named Executives following the conclusion of a performance period was based on our performance relative to the corporate performance objectives for that performance period. In February 2023, the Compensation Committee determined that the Company had achieved a 40% performance level for these awards, and such awards vested at 40% of target levels on February 4, 2023. In addition, these awards are reported in the "Number of Shares or Units of Stock" column because, as of December 31, 2022, the applicable performance objectives had been met and the vesting of the awards was subject only to the Compensation Committee's certification of such results.

(4)   Represents the 2021 PSU Awards. Under the 2021 PSU Awards, the Company's performance against established performance metrics will be measured against objectives established for each of 2021 and 2022, with the resulting number of "earned" shares eligible to vest on December 31, 2023, subject to continued employment through that date. The Compensation Committee determined that the corporate objectives for purposes of such awards would be adjusted EBITDA per share, return on invested capital and controllable completion measured over two one-year performance periods. For the 2021 PSU Awards, the Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the combined actual results varied from the target levels of performance. The performance shares are allocated 50% to each performance measurement year, and then for each years' performance, 40% to the adjusted EBITDA per share objective, 40% to the average return on invested capital objective and 20% to the average controllable completion in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by linear interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s). Until the vesting date, the shares underlying the performance shares are not issued and outstanding. Accordingly, the Named Executive is not entitled to vote or receive dividends on the shares underlying his performance shares unless and until those performance shares vest. The Company has reported the number and market value of the performance shares subject to the awards based on maximum performance.

(5)   Represents the 2022 PSU Awards. Under the 2022 PSU Awards, the Company's performance against established performance metrics will be measured against objectives established for each of 2022, 2023 and 2024, with the resulting number of "earned" shares eligible to vest on December 31, 2024, subject to continued employment through that date. The Compensation Committee determined that the corporate objectives for purposes of such awards would be adjusted EBITDA, controllable completion, and controllable on-time departures for each of the performance years. For the 2022 PSU Awards, the Compensation Committee established threshold, target and maximum performance levels for each of the three corporate performance objectives, with the actual number of performance shares that will vest to be adjusted in proportion to the extent to which the actual results varied from the target levels of performance. The performance shares are allocated 33% to each performance measurement year, and then for each years' performance, 34% to the adjusted EBITDA objective, 33% to the controllable completion objective and 33% to the controllable on-time departures objective in determining the actual awarded performance shares payable in Common Stock. Specifically, a number of performance shares attributable to each objective according to the weightings assigned by the Compensation Committee will be earned ranging from 50% (for threshold performance) to 100% (for target performance) to 250% (for maximum performance), with performance in between such levels determined by linear interpolation. If performance is below the threshold level for one or more of the objectives, no performance shares will be earned with respect to such objective(s). Until the vesting date, the shares underlying the performance shares are not issued and outstanding. Accordingly, the Named Executive is not entitled to vote or receive dividends on the shares underlying his performance shares unless and until those performance shares vest. The Company has reported the number and market value of the performance shares subject to the awards based on maximum performance.

(6) Based on market closing price per share of our common stock of $16.51 on December 30, 2022, the last trading day of 2022.

Option Exercises and Stock Vested

Stock options exercised, restricted stock units and performance shares that vested for the Named Executives during the year ended December 31, 2022 are outlined below.

| | Options Awards | | Stock Awards (1) | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Russell A. Childs........	—	$ —	29,061	$ 892,282
Robert J. Simmons.......	7,783	$ 76,963	10,238	$ 314,347
Wade J. Steel...........	—	$ —	10,238	$ 314,347
Eric J. Woodward	—	$ —	3,276	$ 100,587
Greg S. Wooley.........	—	$ —	4,352	$ 92,132

(1) Includes both restricted stock units and performance shares that vested during the year ended December 31, 2022.

Non-Qualified Deferred Compensation for 2022

Pursuant to the SkyWest Deferred Compensation Plan, covered Named Executives may elect prior to the beginning of each calendar year to defer the receipt of base salary and annual performance cash incentives earned for the ensuing calendar year. Amounts deferred are credited to an unfunded liability account maintained by the Company on behalf of the applicable Named Executive, which account is deemed invested in and earns a rate of return based upon certain notational, self-directed investment options offered under the applicable plan.

Each Named Executive's account under the SkyWest Deferred Compensation Plan is also credited with a discretionary employer contribution monthly, whether or not the Named Executive contributes. For 2022 that discretionary employer contribution was 15% of the Named Executive's salary and annual cash incentive. Participant account balances under the SkyWest Deferred Compensation Plan are fully vested and will be paid by the Company to each Named Executive upon retirement or separation from employment, or on other specified dates, in a lump sum form or in installments according to a schedule elected in advance by the Named Executive.

The following table provides information regarding the SkyWest Deferred Compensation Plan for the year ended December 31, 2022:

Name	Executive Contributions in Last Year ($)(1)	Registrant Contributions in Last Year ($)(2)	Aggregate Earnings (Loss) in Last Year ($)(3)	Aggregate Withdrawals/ Distributions in Last Year ($)	Aggregate Balance at Last Year End ($)(4)
Russell A. Childs.................	$ —	$ 119,309	$ (405,182)	$ —	$ 2,721,474
Robert J. Simmons...............	$ 32,003	$ 101,309	$ (43,926)	$ —	$ 1,169,872
Wade J. Steel....................	$ —	$ 98,585	$ (18,471)	$ —	$ 1,462,249
Eric J. Woodward	$ —	$ 53,112	$ (192,371)	$ —	$ 956,105
Greg S. Wooley..................	$ —	$ 62,285	$ 1,898	$ —	$ 155,525

(1) The amount in this column represents deferral of base salary for 2022 and annual performance cash incentives earned for the ensuing calendar year, which deferred amounts are reported in the Summary Compensation Table above.

(2) The amounts in this column reflect the amounts of employer contributions credited under the applicable deferred compensation plan for 2022 at the rate of 15% of each Executive's 2022 base salary and annual cash incentive which was paid in 2022. The amounts reported in this column are also included in the amounts reported in the "Other Compensation" column of the Summary Compensation Table appearing above.

(3) The amounts in this column reflect the notational earnings (loss) during 2022 credited to each Executive's account under the SkyWest Deferred Compensation Plan. These amounts are not reported in the Summary Compensation Table because they are based on market rates determined by reference to mutual funds that are available to participants in the SkyWest 401(k) Plan or otherwise broadly available.

(4) All Named Executive and Company contributions in prior years to the SkyWest Deferred Compensation Plan have been reported in the Summary Compensation Tables in the company's previously filed proxy statements, to the extent that an executive was a named executive officer in that fiscal year. These amounts are as follows: Mr. Childs, $119,309 (2022), $138,548 (2021), and $166,451 (2020); Mr. Simmons, $101,309 (2022), $158,335 (2021), and $115,839 (2020); Mr. Steel, $98,585 (2022), $92,654 (2021), and $98,123 (2020); Mr. Woodward, $53,112 (2022), $50,468 (2021), and $47,237 (2020); and Mr. Wooley, $62,285 (2022), $50,508 (2021), and $32,383 (2020).

At the election of the executive, deferred amounts are invested in a selection of third-party investment funds and each executive receives the rates of return under those funds on such deferred amounts.

Potential Payments upon Termination or Change in Control

The information below describes and quantifies certain payments or benefits that would be payable under the existing plans and programs of the Company and its subsidiaries if a Named Executive's employment had terminated on December 31, 2022, or the Company had undergone a change in control on December 31, 2022. These benefits are in addition to benefits generally available to all salaried employees of the Company in connection with a termination of employment, such as distributions from the 401(k) plan and accrued vacation pay. Except as noted below, the Named Executives do not have any other severance benefits, severance agreements or change in control agreements.

Accelerated Vesting of Long-Term Incentive Awards. With respect to long-term incentive awards granted to the Named Executives, such awards will vest on an accelerated basis under certain circumstances, but there is no single trigger accelerated vesting of such awards upon a change in control. Specifically, restricted stock unit awards granted to the Named Executives will vest on an accelerated basis (i) in the event of the Named Executive's involuntary termination without cause or resignation for good reason, or (ii) in the event of the Named Executive's death. Performance share awards granted to the Named Executives will vest on an accelerated basis (i) in the event of the Named Executive's death prior to a change in control, as to the "target" number of performance shares subject to the award on the date of death and as to any incremental performance shares above "target" based on the Company's actual performance relative to the corporate performance objectives under such award at the end of the performance period (or, if earlier, a change in control of the Company), (ii) in the event of the Named Executive's death following a change in control, any "vesting eligible shares" (as described below) will vest upon the date of death, (iii) in the event of the Named Executive's involuntary termination without cause or resignation for good reason, in each case prior to a change in control, the Named Executive will remain eligible to vest in such number of performance shares as ultimately vest based on the Company's actual performance relative to the corporate performance objectives under such award at the end of the performance period (or, if earlier, a change in control of the Company), which vesting will be prorated for the portion of the three-year period covering such awards that has elapsed prior to the date of termination, or (iv) in the event of the Named Executive's involuntary termination without cause or resignation for good reason, in each case following a change in control, any vesting eligible shares will vest upon the date of such termination. For purposes of the performance shares, in the event of a change in control of the Company, the performance shares will be converted into a number of "vesting eligible shares" that will vest at the end of the performance period based on the greater of (i) the "target" number of performance shares subject to the award, or (ii) the number of performance shares that would vest if performance had been measured against the corporate performance objectives as of the date of the change in control.

The following table shows for each Named Executive the intrinsic value of his unvested restricted stock units and performance shares, as of December 31, 2022, the vesting or settlement of which would have been accelerated had a change in control of the Company occurred on that date and/or a termination under one of the circumstances identified below had occurred on that date, calculated in the case of restricted stock units and performance shares, by multiplying the number of underlying shares by the closing price of the Common Stock on December 30, 2022, the last trading day of 2022 ($16.51 per share).

Name	Change in Control	Involuntary Termination Following a Change in Control or Death	Involuntary Termination Prior to a Change in Control
Russell A. Childs			
RSU Acceleration	$ —	$ 247,188	$ 247,188
PSU Acceleration (1)	$ 148,306	$ 2,153,726	$ 1,098,875
Robert J. Simmons			
RSU Acceleration	$ —	$ 85,968	$ 85,968
PSU Acceleration (1)	$ 51,584	$ 749,115	$ 382,213
Wade J. Steel			
RSU Acceleration	$ —	$ 85,968	$ 85,968
PSU Acceleration (1)	$ 51,584	$ 749,115	$ 382,213
Eric J. Woodward			
RSU Acceleration	$ —	$ 31,171	$ 31,171
PSU Acceleration (1)	$ 18,703	$ 258,477	$ 132,357
Greg S. Wooley			
RSU Acceleration	$ —	$ 23,642	$ 23,642
PSU Acceleration (1)	$ 14,185	$ 426,605	$ 209,675

(1) Reflects the value of the performance shares granted in 2021 and 2022 at "target" performance levels. The value under the "Change in Control" column includes only the 2020 performance shares, which are reflected at 40% of target performance levels based on the performance relative to the performance objectives for the performance period that ended on December 31, 2022 under such awards, since, as of December 31, 2022, the applicable performance objectives had been met and the vesting of the awards was subject only to the Compensation Committee's certification of such results (but the settlement of such awards would have been accelerated to the date of the change in control occurring on December 31, 2022). While these 2020 performance shares were no longer subject to performance or service conditions at December 31, 2022, they are included in this table as the settlement of such performance shares would have accelerated (as compared to the regular settlement date in February 2022 upon Compensation Committee certification of final performance results) upon the occurrence of a change in control. The value of these 2020 performance shares are reflected in the other two columns, but no acceleration of the settlement of such awards would occur under a termination under those circumstances (and such awards would vest in February 2023 upon Compensation Committee certification of final performance results), other than in the case of death, in which case the "target" awards would have been subject to immediate settlement.

Deferred Compensation. If the employment of a Named Executive were terminated on December 31, 2022, the Named Executive would have become entitled to receive the balance in his account under the applicable deferred compensation plan. Distribution would be made in the form of a lump sum or in installments, and in accordance with the distributions schedule elected by the Named Executive under the applicable plan. The 2022 year-end account balances under those plans are shown in the applicable Non-Qualified Deferred Compensation Tables included herein. A Named Executive's account balance would continue to be credited with notational investment earnings or losses through the date of actual distribution.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the relationship of the annual total compensation of our employees and the annual total compensation of Russell A. Childs, our CEO. The pay ratio included in this information is a reasonable estimate calculated in a manner that is intended to be consistent with Item 402(u) of Regulation S-K.

For 2022, our last completed fiscal year:

- the median of the annual total compensation of all employees of the Company (other than the CEO) was $44,036; and

- the annual total compensation of the CEO, as reported in the Summary Compensation Table included elsewhere in this Proxy Statement, was $3,293,971.

Based on this information, for 2022, the ratio of the annual total compensation of Mr. Childs, the CEO, to the median of the total compensation of all employees of the Company, was 75 to 1.

Determining the Median Employee. The Company determined that, as of December 31, 2022, the employee population consisted of approximately 14,000 individuals. The employee workforce consists of full and part time employees. For purposes of measuring the compensation of the employees, the Company selected total annual cash compensation for 2022 as the most appropriate measure of compensation, which was consistently applied to all the employees included in the calculation. With respect to the total annual compensation of the "median employee," the Company identified and calculated the elements of such employee's compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in the annual total compensation reflected above.

Pay Versus Performance

Pay Versus Performance Table

The table below summarizes the total compensation, compensation actually paid, and other metrics used to evaluate the Named Executives' compensation to the Company's performance.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for CEO ($)	Compensation Actually Paid to (Lost by) CEO ($)	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Average Compensation Actually Paid to Non-CEO NEOs ($)	Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)	Net Income (Loss) ($)	Adjusted EBITDA ($)
2022	$ 3,293,971	$ (917,779)	$ 1,200,340	$ 150,606	$ 25.63	$ 140.02	$ 72,953	$ 656,419
2021	$ 3,258,862	$ 5,158,789	$ 1,199,495	$ 1,698,313	$ 61.02	$ 165.47	$ 111,910	$ 785,241
2020	$ 3,353,359	$ (204,845)	$ 1,074,101	$ 219,131	$ 62.59	$ 130.86	$ (8,515)	$ 694,489

(b) The amounts in this column represents the total compensation of our chief executive officer ("CEO"), Russell A. Childs, for each of the fiscal years ended December 31, 2020, 2021, and 2022, as reported in the Summary Compensation Table included in the Executive Compensation section of this Proxy Statement. Mr. Childs was our principal executive officer for each of these years.

(c) The amounts in this column represents the total compensation actually paid to (lost by) the CEO for the years indicated, adjusting the total compensation from column (b) by the amounts in the "Adjustments" table below.

(d) The amounts in this column represents the average total compensation of our Named Executives, excluding the CEO (the "Non-CEO NEOs"), Robert J. Simmons, Wade J. Steel, Eric J. Woodward, and Greg S. Wooley, for each of the fiscal years ended December 31, 2020, 2021, and 2022, as reported in the Summary Compensation Table of the proxy statement filed in the applicable year.

(e) The amounts in this column represents the average total compensation actually paid to the Non-CEO NEOs for the years indicated, adjusting the total compensation from column (d) by the amounts in the "Adjustments" table below.

(f) The total shareholder return shows the cumulative total shareholder return on our common stock through the last day of each fiscal year reflected in the table above, assuming an initial investment of $100.00 on December 31, 2019, with dividends reinvested.

(g) The peer group total shareholder return shows the cumulative total shareholder return of the Nasdaq Stock Market Transportation Index through the last day of each fiscal year reflected in the table above, assuming an initial investment of $100.00 on December 31, 2019, with dividends reinvested.

(h) The amounts in this column represent the Company's net income (loss) for the indicated years as reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(i) Although we use numerous financial performance measures for the purpose of evaluating Company performance for the compensation of the Named Executives, we have determined that adjusted EBITDA is the financial performance measure that, in our assessment, represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link Company performance and Named Executive compensation for the most recently completed fiscal year. The amounts in this column represent the Company's adjusted EBITDA for the indicated years. (Adjusted EBTIDA is a non-GAAP measure. See Appendix A to this proxy statement on page 65 for a reconciliation of adjusted EBITDA for each of the fiscal years ending December 31, 2020, 2021 and 2022 to the most directly comparable financial measure for each such year prepared in accordance with GAAP.)

Relationship between Compensation Actually Paid and Performance

      The graphs below compare the compensation actually paid to our CEO and the average of the compensation actually paid to our Non-CEO NEOs, with (i) our cumulative total shareholder return, (ii) our peer group total shareholder return, (iii) our net income, and (iv) our adjusted EBITDA, in each case, for the fiscal years ended December 31, 2020, 2021 and 2022.

Relationship between Compensation Actually Paid and Total Shareholder Return



Relationship between Compensation Actually Paid and Net Income



Relationship between Compensation Actually Paid and Adjusted EBITDA



48

Adjustments from Total Compensation to Compensation Actually Paid

The amounts reported in the "Compensation Actually Paid to CEO" and "Average Compensation Actually Paid to Non-CEO NEOs" columns do not reflect the actual compensation paid to or realized by our CEO or our Non-CEO NEOs during each applicable year. The calculation of compensation actually paid for purposes of this table includes point-in-time fair values of stock awards and these values will fluctuate based on our stock price, various accounting valuation assumptions and projected performance related to our performance awards. See the Summary Compensation Table for certain other compensation of our CEO and our Non-CEO NEOs for each applicable fiscal year and the Option Exercises and Stock Vested table for the value realized by each of them upon the vesting of stock awards during 2022.

The table below summarizes the adjustments made to the total compensation as reported in the Summary Compensation Table included in the Executive Compensation section of this Proxy Statement to determine the total actual compensation paid to the CEO and average Non-CEO NEOs for the years indicated as reported in the table above.

| Adjustments To Total Compensation | 2022 | | 2021 | | 2020 | |
	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs
Deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for year indicated	$ (2,300,000)	$ (587,000)	$ (2,300,000)	$ (587,000)	$ (2,300,000)	$ (527,500)
Increase based on ASC 718 Fair Value of awards granted during year indicated that remain unvested as of the end of the indicated year (1).	2,897,835	739,565	5,036,197	1,285,331	1,508,763	346,021
Increase (deduction) for awards granted during prior year(s) that were outstanding and unvested as of end of the indicated year, determined based on change in ASC 718 Fair Value from the end of the prior year to the end of the indicated year (1)	(4,107,979)	(1,039,599)	(232,660)	(53,587)	(1,414,013)	(341,757)
Increase (deduction) for awards granted during a prior year that vested during the indicated year, determined based on change in ASC 718 Fair Value from the end of the prior year to the vesting date (2). . .	(701,606)	(162,700)	(603,610)	(145,926)	(1,352,954)	(331,734)
Total adjustments	$ (4,211,750)	$ (1,049,734)	$ 1,899,927	$ 498,818	(3,558,204)	$ (854,970)

(1) The fair value of the unvested performance share awards at the end of each fiscal year reflected in the table above is determined using the Company's estimated achievement of the performance objectives at the end of the indicated year. The Company's assumption for the each of the PSU grants in the year indicated is shown in the table below.

PSU Performance Assumptions	2022	2021	2020
2022 PSU Grant	250%	—	—
2021 PSU Grant	150%	250%	—
2020 PSU Grant	40%	80%	100%
2019 PSU Grant	—	40%	100%
2018 PSU Grant	—	—	80%

(2) The fair value of the vested awards is determined by multiplying the number of shares vested by the share price on the date of vesting.

Financial Performance Measures

The Company considers the financial performance measures in the table below to be the most important financial performance measures used to link compensation actually paid to the Named Executives to company performance during for 2022.


Financial Performance Measures

Adjusted EBITDA

Free Cash Flow

Adjusted Pre-Tax Earnings


Each of these financial performance measures is a non-GAAP measure. Adjusted EBITDA is the Company's operating income under GAAP, excluding: depreciation expense, the impact of the recognition or reversal of deferred revenue and unbilled revenue, non-cash impairment charges, early lease termination charges and other special, non-recurring items. Free cash flow is defined as Adjusted EBIDTA less capital expenditures. Adjusted pre-tax earnings (loss) is GAAP pre-tax earnings excluding non-cash impairment charges and other unusual non-recurring items.

For additional details regarding our most important financial performance measures, please see the sections titled "Annual Cash Incentive" and "Long-Term Incentive Awards" in our Compensation Discussion and Analysis elsewhere in this Proxy Statement.

DIRECTOR COMPENSATION

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve as directors. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill level required by the Company of its directors.

Cash Compensation Paid to Directors

For the year ended December 31, 2022, all directors who were not employees of the Company received an annual cash retainer of $100,000. The Chair of the Audit Committee was paid an annual fee of $20,000, the Chair of the Compensation Committee was paid an annual fee of $15,000, the Chair of Nominating and Corporate Governance Committee was paid an annual fee of $10,000, the Chair of the Safety and Compliance Committee was paid an annual fee of $10,000 and the Lead Independent Director was paid an annual fee of $20,000. The members of the Audit Committee were paid an annual fee of $4,000. The Board Chair was paid an annual fee of $100,000. Russell A. Childs, who is a director and an employee of the Company, received no compensation for his service on the Board.

Stock Awards

Each non-employee director receives a stock award annually, the value of which is determined annually by the Board. On February 15, 2022, each of the non-employee directors received an award of 3,053 vested shares of Common Stock, representing approximately $100,000 of value based on the stock price as of the date of such awards, with the exception of Mr. Udvar-Hazy and Mr. Albrecht who did not stand for re-election at the 2022 annual meeting. Messrs. Udvar-Hazy and Albrecht each received an award of 1,526 vested shares, representing approximately $50,000 of value based on the stock price as of the date of the award. The Company did not grant stock options to its non-employee directors in 2022.

Share Ownership Guidelines

The Company maintains ownership guidelines for the directors to encourage the alignment of their interests with the long-term interests of the Company's shareholders. Each director is required to maintain a minimum ownership interest in the Company. The guideline ownership level is a number of shares of Common Stock having a value equal to at least five times the cash component of the annual base compensation for each director. Each director met the ownership guidelines at December 31, 2022, with the exception of Ms. Conjeevaram, who was appointed as a director on January 11, 2021. The holdings of the directors are summarized in the table entitled "Security Ownership of Certain Beneficial Owners" below.

DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation paid by the Company to its non-employee directors for the year ended December 31, 2022.

(a)	(b)	(c)	(d)	(e)	(f)	(g)
				Change in Pension Value and Deferred Compensation		
	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Earnings	All Other Compensation	Total
Name (1)	($)	($)(2)	($)	($)	($)	($)
Jerry C. Atkin	$ 200,000	$ 100,000	—	—	—	$300,000
Steven F. Udvar-Hazy (3)	$ 65,000	$ 50,000	—	—	$ 50,000 (4)	$165,000
W. Steve Albrecht (3)	$ 60,000	$ 50,000	—	—	—	$110,000
Smita Conjeevaram	$ 104,000	$ 100,000	—	—	—	$204,000
Meredith S. Madden	$ 102,000	$ 100,000	—	—	—	$202,000
Ronald J. Mittelstaedt	$ 107,500	$ 100,000	—	—	—	$207,500
Andrew C. Roberts	$ 114,000	$ 100,000	—	—	—	$214,000
Keith E. Smith	$ 119,500	$ 100,000	—	—	—	$219,500
James L. Welch	$ 119,000	$ 100,000	—	—	—	$219,000

(1) Russell A. Childs, the CEO, President and a director of the Company, is not included in the foregoing table as he was an employee of the Company during 2022 and received no financial remuneration for his service as a director.

(2) Represents the aggregate grant date fair market values of awards as computed under ASC Topic 718. Assumptions and methodologies used in the calculation of these amounts are included in footnotes to the Company's audited financial statements for the year ended December 31, 2022, which are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. All such shares of our common stock are fully vested and none of our non-employee directors holds, or as of December 31, 2022 held any unvested shares or other equity awards.

(3) Messrs. Udvar-Hazy and Albrecht, who did not stand for election at the 2022 Annual Meeting, served as directors for half of 2022, and their compensation was adjusted accordingly.

(4) Upon his departure as a director following the 2022 Annual Meeting, Mr. Udvar-Hazy was engaged as a consultant to the Board. The Company paid Mr. Udvar-Hazy $50,000 under this consulting arrangement in 2022.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Parties

Since the beginning of the year ended December 31, 2022 through the date of this Proxy Statement, the Company did not have any transactions with related parties that required disclosure.

Review and Approval of Transactions with Related Parties

The Company believes that transactions between the Company and its directors and executive officers, or between the Company and persons related to directors and executive officers of the Company, present a heightened risk of creating or appearing to create a conflict of interest. Accordingly, the Company has adopted a policy regarding related-party transactions that has been approved by the Board and incorporated into the Charter of the Audit Committee. The policy provides that the Audit Committee will review all transactions between the Company and related persons (as defined in Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission) for potential conflicts of interest. Under the Company's policy, all transactions between the Company and related persons are required to be submitted to the Audit Committee for approval prior to the Company's entry or participation in such transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Security Ownership of Directors and Executive Officers

The following table sets forth the beneficial ownership of the Common Stock as of March 2, 2023, for each director and nominee for director, each Named Executive, and by all directors (including nominees) and executive officers of the Company as a group. In computing the number and percentage of shares beneficially owned by each person, the table includes any shares that the beneficial owner has the right to acquire within 60 days of March 2, 2023.

Name	Number of Shares of Common Stock Beneficially Owned	Beneficial Ownership Percentage (1)
Russell A. Childs	169,008	(2)
Robert J. Simmons	61,557	(2)
Wade J. Steel	50,074	(2)
Eric J. Woodward.	24,716	(2)
Greg S. Wooley	7,415	(2)
Jerry C. Atkin	531,091	1.1 %
Smita Conjeevaram	10,644	(2)
Meredith S. Madden.	26,200	(2)
Ronald J. Mittelstaedt.	33,651	(2)
Andrew C. Roberts.	26,200	(2)
Keith E. Smith	33,651	(2)
James L. Welch	55,435	(2)
All officers and directors as a group (12 persons) . . .	1,029,642	2.1 %

(1) Based on 48,819,519 shares outstanding as of March 2, 2023.

(2) Less than one percent of the total shares outstanding as of March 2, 2023.

Security Ownership of Other Beneficial Owners

As of March 2, 2023, the Company's records and other information available from outside sources indicated that the following shareholders were beneficial owners of more than five percent of the outstanding shares of Common Stock. The information following is as reported in filings with the Securities and Exchange Commission. The Company is not aware of any other beneficial owner of more than five percent of the Common Stock.

	Amount of Beneficial Ownership Common Stock	
Name	**Shares**	**Percent of Class**
BlackRock, Inc. . . . . 55 East 52nd Street New York, NY 10055	8,361,249 (1)	17.1 %
The Vanguard Group . . . . 100 Vanguard Blvd Malvern, PA 19355	6,171,853 (2)	12.6 %
U.S. Global Jets ETF . . . . 615 East Michigan Street Milwaukee, Wisconsin 53202	3,506,106 (3)	7.2 %
Dimensional Fund Advisors LP . . . . 6300 Bee Cave Road, Building One Austin, TX 78746	2,948,620 (4)	6.0 %
Kopernik Global Investors, LLC . . . . Two Harbour Place 302 Knights Run Avenue, Suite 1225 Tampa, FL 33602	2,716,022 (5)	5.6 %

(1) Based on a Schedule 13G/A filed on January 23, 2023 by BlackRock, Inc., which stated therein that it has sole voting power over 8,281,585 shares and sole dispositive power over 8,361,249 shares.

(2) Based on a Schedule 13G/A filed on February 9, 2023 by The Vanguard Group, Inc., which stated therein that it has shared voting power over 66,734 shares, sole dispositive power over 6,079,494 shares and shared dispositive power over 92,359 shares.

(3) Based on a Schedule 13G filed on February 8, 2023 by U.S. Global Jets ETF, which stated therein that it has sole voting power and sole dispositive power over 3,506,106 shares.

(4) Based on a Schedule 13G/A filed on February 10, 2023 by Dimensional Fund Advisors LP, which stated therein that it has sole voting power over 2,891,229 shares and sole dispositive power over 2,948,620 shares.

(5) Based on a Schedule 13G filed on February 14, 2023 by Kopernik Global Investors, LLC, which stated therein that it has sole voting power over 2,465,905 shares and sole dispositive power over 2,716,022 shares.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information regarding the Company's equity compensation plans as of December 31, 2022.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders (1)	595,768	$ 14.78 (2)	3,187,519 (3)

(1) Consists of the Company's SkyWest Inc. 2010 Long-Term Incentive Plan, 2019 Long-Term Incentive Plan and the Employee Stock Purchase Plan. Performance awards are included at "target" levels. No additional awards may be granted under the SkyWest, Inc. 2010 Long-Term Incentive Plan.

(2) Represents the weighted average exercise price of the outstanding stock options. As of December 31, 2022, there were 6,816 outstanding stock options.

(3) Includes 405,560 shares remaining available for future issuance under the Employee Stock Purchase Plan, of which 77,611 were eligible to be purchased during the purchase period in effect on December 31, 2022.

PROPOSAL 2
ADVISORY VOTE ON NAMED EXECUTIVE COMPENSATION

Background

Section 14A of the Exchange Act, which was enacted pursuant to the Dodd Frank Wall Street Reform and Consumer Protection Act, requires that the Company provide its shareholders with the opportunity to vote on an advisory (non-binding) resolution to approve the compensation of the Named Executives (referred to as a "Say-on-Pay" proposal) as disclosed in this Proxy Statement.

Accordingly, the following resolution will be submitted to the Company's shareholders for approval at the Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executives, as disclosed in the Company's Proxy Statement for the 2023 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2022 Executive Compensation table and the other related tables and disclosure."

As described in detail under the heading "Compensation Discussion and Analysis," the Board believes the Company's compensation of the Named Executives achieves the primary goals of (i) attracting and retaining experienced, well-qualified executives capable of implementing the Company's strategic and operational objectives, (ii) aligning management compensation with the creation of shareholder value on an annual and long term basis, and (iii) linking a substantial portion of the Named Executives' compensation with long term Company performance and the achievement of pre-determined goals, while at the same time avoiding the encouragement of unnecessary or excessive risk taking. The Board encourages you to review in detail the Compensation Discussion and Analysis beginning on page 23 of this Proxy Statement and the executive compensation tables beginning on page 37 of this Proxy Statement. In light of the information set forth in such sections of this Proxy Statement, the Board believes the compensation of the Named Executives for the fiscal year ended December 31, 2022, was fair and reasonable and that the Company's compensation programs and practices are in the best interests of the Company and its shareholders.

The vote on this Say-on-Pay resolution is not intended to address any specific element of compensation; rather, the vote relates to all aspects of the compensation of the Named Executives, as described in this Proxy Statement. While this vote is only advisory in nature, which means that the vote is not binding on the Company, the Board and the Compensation Committee (which is composed solely of independent directors), value the opinion of the Company's shareholders and will consider the outcome of the vote when addressing future compensation arrangements.

Voting

Approval of the resolution above (on a non-binding, advisory basis) requires that the number of votes cast at the Meeting, in person or by proxy, in favor of the resolution exceeds the number of votes cast in opposition to the resolution.

The Board and the Compensation Committee Recommend that Shareholders Vote *FOR* Approval of the Compensation of the Named Executives, as disclosed in this Proxy Statement.

PROPOSAL 3
ADVISORY VOTE ON THE FREQUENCY OF
FUTURE VOTES ON NAMED EXECUTIVE COMPENSATION

Background

Section 14A also provides that the Company's shareholders must be given the opportunity to vote on an advisory (non-binding) basis for their preference as to how frequently the Company should consider future Say-on-Pay proposals at its annual meetings of shareholders (referred to as a "Say-on-Frequency" vote). This Proposal 3 gives the Company's shareholders the opportunity to indicate whether they would prefer that the Company's shareholders address future Say-on-Pay proposals once every 1 year, 2 years or 3 years. Shareholders also may, if they wish, abstain from casting a vote on this proposal.

The Board values dialogue with its shareholders on executive compensation and other important corporate governance matters. The Board believes that addressing a Say-on-Pay proposal in the Company's annual meeting once a year will achieve an appropriate balance between fostering such dialogue and affording sufficient time to evaluate the merits of the Company's overall compensation philosophy, policies and practices in the context of the Company's long-term business results for the corresponding period and any changes made in response to the outcome of a prior Say-on-Pay proposal. The Company's compensation programs are straightforward, weighted toward performance, and do not tend to materially change from year to year.

Similar to the Say-on-Pay proposal, this vote is only advisory in nature and will not bind the Company or the Board to adopt any particular frequency. However, the Board values the opinion of the Company's shareholders and will consider the outcome of the vote when determining how frequently to address future Say-on-Pay proposals. Regardless of the outcome of this Say-on-Frequency vote, the Board may decide that it is in the best interests of the Company's shareholders and the Company to include a Say-on-Pay proposal in the Company's proxy statement more or less frequently than the frequency receiving the most votes cast by the Company's shareholders in this vote.

Voting

The proxy card allows you to vote for one of four choices: holding the advisory vote on executive compensation every 1 year, 2 years or 3 years, or abstaining from voting. Therefore, shareholders will not be voting to approve or disapprove the recommendation of the Board, but will instead be casting their vote for the voting frequency they prefer.

The Board Recommends that Shareholders Vote for the Option of 1 YEAR as the Frequency of Holding Future Advisory Votes on Named Executive Compensation.

PROPOSAL 4
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Following an evaluation by the Audit Committee and by the Company's management of the performance of Ernst & Young LLP during the prior fiscal year, the Audit Committee has recommended and approved the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm to examine the consolidated financial statements of the Company for the year ending December 31, 2023. The Company is seeking shareholder ratification of such action.

Shareholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm is not required by our Amended and Restated Bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young LLP to shareholders for ratification as a matter of good corporate practice. If the shareholders do not ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company.

It is expected that representatives of Ernst & Young LLP will attend the Meeting, will have an opportunity to make a statement if they desire and will be available to respond to appropriate questions.

The Board and the Audit Committee Recommend that Shareholders Vote *FOR* the Ratification of Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the year ending December 31, 2023.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table represents aggregate fees billed to us for services related to the years ended December 31, 2022 and 2021, by Ernst & Young LLP ("*EY*"):

	Year Ended December 31,	
	2022	2021
Audit Fees (1)	$ 1,141,818	$ 1,070,453
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$ 1,141,818	$ 1,070,453

(1) Audit Fees consist of fees and related expenses for the annual audit of the Company's financial statements, including the integrated audit of internal control over financial reporting and the quarterly reviews of the Company's financial statements included in its Quarterly Reports on Form 10-Q.

Pre-Approval Policies and Procedures

The Audit Committee charter provides that the Audit Committee shall pre-approve all external audit services, internal control-related services and permissible non-audit services (including the fees and terms thereof), subject to certain specified exceptions. The Audit Committee has also adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all of its services by the Audit Committee or the Chair of the Audit Committee. When services are pre-approved by the Chair of the Audit Committee, notice of such approval is given to the other members of the Audit Committee and presented to the full Audit Committee for ratification at its next scheduled meeting. The Audit Committee considers whether the provision of each non-audit service is compatible with maintaining the independence of the auditors. All of the services listed above were pre-approved by the Audit Committee in accordance with this policy.

REPORT OF THE AUDIT COMMITTEE

Management of the Company has primary responsibility for the Company's financial statements and internal control over the Company's financial reporting. EY, the Company's independent registered public accounting firm, has responsibility for the integrated audit of the Company's financial statements and internal control over financial reporting. It is the responsibility of the Audit Committee to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with representatives of EY and Protiviti, Inc. ("*Protiviti*"), the Company's principal internal auditor, without the presence of management, to ensure candid and constructive discussions about the Company's compliance with accounting standards and best practices among public companies comparable in size and scope to the Company.

At its meetings during the year ended December 31, 2022, the Audit Committee reviewed and discussed the following topics, among other matters: financial performance; financial reporting practices; quarterly and annual reports, including Management's Discussion and Analysis of Financial Condition and Results of Operations; cybersecurity matters and risks and information technology controls; enterprise risk management and risk assessment; legal and regulatory issues; accounting and financial management issues; critical accounting policies and critical audit matters; accounting standards; airline industry matters; and a summary of calls received on the Company's anonymous whistleblower hotline. The Audit Committee held separate executive sessions regularly with representatives of EY, Protiviti and the Company's legal counsel, during which the following topics, among other matters, were discussed: financial management, accounting, internal controls, finance and accounting staffing, legal matters and compliance issues. The Audit Committee also regularly reviewed with its outside advisors material developments in the law and accounting literature that could be pertinent to the Company's financial reporting practices.

In addition, the Audit Committee reviewed management's report on internal control over financial reporting, required under Section 404 of the Sarbanes Oxley Act of 2002 and related rules. As part of this review, the Audit Committee reviewed the bases for management's conclusions in that report, and also reviewed the report of the independent registered public accounting firm on internal control over financial reporting. Throughout the year ended December 31, 2021, the Audit Committee reviewed management's plan for documenting and testing controls, the results of their documentation and testing, any deficiencies discovered and the resulting remediation of any such deficiencies.

In connection with the financial statements for the year ended December 31, 2022, the Audit Committee has:

(1) reviewed and discussed the audited financial statements with management;

(2) discussed with EY, the Company's independent registered public accounting firm, the matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board ("*PCAOB*") and the Securities and Exchange Commission; and

(3) received the written disclosures and letter from EY regarding the auditors' independence required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence, and has discussed with EY its independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board at the February 7, 2023 meeting of the Board that the Company's audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission. The Board approved this inclusion.

The Audit Committee

Keith E. Smith, Chair
Smita Conjeevaram
Andrew C. Roberts
Meredith S. Madden
James L. Welch

The information contained in this Audit Committee Report shall not be deemed to be "soliciting material," to be "filed" with the Securities and Exchange Commission or be subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference into any filing of SkyWest, Inc., except to the extent that SkyWest, Inc. specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Exchange Act.

DELINQUENT SECTION 16(a) REPORTS

The Company's executive officers, directors and 10% shareholders are required under Section 16 of the Exchange Act to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Copies of these reports must also be furnished to the Company.

Based solely on a review of copies of reports furnished to the Company, or written representations that no reports were required, the Company believes that during 2022 its executive officers, directors and 10% holders complied with all filing requirements of Section 16 of the Exchange Act, except that one Form 4 was filed late for Mr. Atkin with respect to two transactions, both of which occurred in 2022.

SHAREHOLDER PROPOSALS FOR THE 2024 ANNUAL MEETING OF SHAREHOLDERS

If any shareholder intends to present a proposal to be considered for inclusion in the Company's proxy materials in connection with the Company's 2024 Annual Meeting of Shareholders, the proposal must be in proper form (per Securities and Exchange Commission Regulation 14A, Rule 14a-8—Shareholder Proposals) and received by the Chief Financial Officer of the Company on or before November 24, 2023. Shareholder proposals to be presented at the 2024 Annual Meeting of Shareholders which are not to be included in the Company's proxy materials must be received by the Company no earlier than February 2, 2024, and no later than February 22, 2024, in accordance with the procedures set forth in the Company's Amended and Restated Bylaws. In addition to satisfying the foregoing requirements under the Company's Amended and Restated Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 3, 2024. The Company intends to file a proxy statement and white proxy card with the Securities and Exchange Commission in connection with its solicitation of proxies for the Company's 2024 Annual Meeting of Shareholders.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

In instances in which multiple holders of the Common Stock share a common address and are the beneficial owners, but not the record holders, of those shares of Common Stock, the holders' banks, brokers or other nominees may only deliver one copy of this Proxy Statement and the Company's 2022 Annual Report to Shareholders, unless the applicable bank, broker or nominee has received contrary instructions from one or more of the shareholders. The Company will deliver promptly, upon written request, a separate copy of this Proxy Statement and the Company's 2022 Annual Report to Shareholders to any shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of this Proxy Statement and the Company's 2022 Annual Report to Shareholders should submit a request in writing to Robert J. Simmons, Chief Financial Officer of the Company, 444 South River Road, St. George, Utah 84790, Telephone: (435) 634-3200. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

OTHER BUSINESS

The Company's management does not know of any other matter to be presented for action at the Meeting. However, if any other matters should be properly presented at the Meeting, it is the intention of the persons named in the accompanying proxy to vote said proxy in accordance with their best judgment.

Robert J. Simmons

Chief Financial Officer

St. George, Utah

March 23, 2023

APPENDIX A
TO
PROXY STATEMENT

Reconciliation of Non-GAAP Financial Measures

The non-GAAP information presented in this proxy statement should not be considered in isolation or as a substitute for any measure derived in accordance with GAAP. The non-GAAP information may also be inconsistent with the manner in which similar measures are derived or used by other companies. Management uses such non-GAAP information for financial and operational decision-making purposes and as a means to evaluate period-over-period comparisons and in forecasting the Company's business going forward. Management believes that the presentation of such non-GAAP information, when considered in conjunction with the most directly comparable GAAP information, provides additional useful comparative information for investors in their assessment of the underlying performance of the Company's business without regard to these items.

Reconciliation to Adjusted Pre-Tax Earnings (Unaudited)
(in thousands)

	Year Ended December 31, 2022
GAAP pre-tax earnings	$ 92,583
Revenue deferred (recognized) (1)	40,812
Unbilled revenue recognized (1)	(11,491)
Adjusted pre-tax earnings	$ 121,904

(1) These adjustments allow investors to better understand and analyze our recurring core performance in the periods presented. These items were not contemplated during the goal setting process for the purpose of the annual cash incentives. These adjustments were also applied to the SkyWest Airlines GAAP pre-tax earnings for the purpose of the annual cash incentives.

Reconciliation to Adjusted EBITDA (Unaudited)
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
GAAP operating income	$ 181,162	$ 275,687	$ 108,802
Depreciation and amortization	394,552	440,198	474,959
Revenue deferred (recognized) (1)	40,812	(6,832)	110,728
Unbilled revenue recognized (1)	(11,491)	(8,404)	—
Non-cash impairment charges (1)	51,384	84,592	—
Adjusted EBITDA	$ 656,419	$ 785,241	$ 694,489

(1) These adjustments allow investors to better understand and analyze our recurring core performance in the periods presented. These items were not contemplated during the goal setting process for the purpose of the PSU awards.

OFFICERS AND DIRECTORS
SKYWEST, INC.

SKYWEST, INC

Russell A. Childs
Chief Executive Officer & President
Member of the Board since 2016

Robert J. Simmons
Chief Financial Officer

Wade J. Steel
Chief Commercial Officer

Eric J. Woodward
Chief Accounting Officer

Justin L. Esplin
Vice President, Information
Technology

SKYWEST AIRLINES, INC

Greg S. Wooley
Executive Vice President, Operations

Tracy T. Gallo
Senior Vice President, Flight
Operations

Sonya P. Wolford
Senior Vice President, InFlight
Services

Bradley W. Blake
Vice President, Operations Control
Center

Lori A. Hunt
Vice President, Airport Operations

Joe S. Sigg
Vice President, Maintenance

BOARD OF DIRECTORS

Jerry C. Atkin
Chairman of the Board
Elected Chairman 1991
Member of the Board since 1974

James L. Welch
Board Lead Director
Chairman, Nominating & Corporate
Governance Committee
Member, Audit Committee
Member, Safety & Compliance
Committee
Member of the Board since 2007

Smita Conjeevaram
Member, Audit Committee
Member, Compensation Committee
Member, Nominating & Corporate
Governance Committee
Member of the Board since 2021

Meredith S. Madden
Member, Audit Committee
Member, Compensation Committee
Member, Safety & Compliance
Committee
Member of the Board since 2015

Ronald J. Mittelstaedt
Chairman, Compensation Committee
Member, Nominating & Corporate
Governance Committee
Member, Safety & Compliance
Committee
Member of the Board since 2013

Andrew C. Roberts
Chairman, Safety & Compliance
Committee
Member, Audit Committee
Member, Compensation Committee
Member of the Board since 2015

Keith E. Smith
Chairman, Audit Committee
Member, Compensation Committee
Member, Nominating & Corporate
Governance Committee
Member of the Board since 2013

SPECIAL CONSULTANT TO THE BOARD

Steven F. Udvar-Hazy
Member of the Board from 1986-2022

CORPORATE INFORMATION

Headquarters
444 South River Road
St George Utah 84790
P: 435.634.3000
inc.skywest.com
NASDAQ Stock Symbol: SKYW

Independent Public Accountants
Ernst & Young, LLP
15 W South Temple, Suite 1800
Salt Lake City, Utah 84101

Registrar and Transfer Agent
Zions First National Bank
Stock Transfer Department
PO Box 9088
Salt Lake City, Utah 84130



inc.skywest.com